Exhibit 10.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

BY AND AMONG

OHIO RIVER PARTNERS HOLDCO LLC,

OHIO RIVER PARTNERS FINANCE LLC,

MARA USA CORPORATION,

SOLELY FOR THE PURPOSES SPECIFIED HEREIN,

MARA HOLDINGS, INC.,

AND,

SOLELY FOR THE PURPOSES SPECIFIED HEREIN,

FTAI INFRASTRUCTURE, INC.

DATED AS OF APRIL 29, 2026

i

3.20	Data Privacy Matters	30
3.21	FERC Matters	31
3.22	Gas Property Matters	32
3.23	Brokers	34
3.24	Material Third Parties	34
3.25	EB-5 Loan Matters	34
3.26	Disclaimer of Sellers	35

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

4.1	Organization	36
4.2	Authority; Enforceability	36
4.3	No Conflict; Required Filings and Consents	36
4.4	Absence of Litigation	37
4.5	Debt Financing	37
4.6	Solvency	39
4.7	Investment Intent	39
4.8	Pending Transactions.	39
4.9	Inspection; Independent Investigation; No Reliance	40
4.10	Brokers	40
4.11	NO OTHER REPRESENTATIONS AND WARRANTIES	41
4.12	DISCLAIMER OF BUYER	42

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT AND FIP

5.1	Organization	42
5.2	Authority; Enforceability	42
5.3	No Conflict; Required Filings and Consents	43
5.4	DISCLAIMER.	43

ARTICLE VI

COVENANTS

6.1	Affirmative Covenants of Sellers	44
6.2	Negative Covenants of Sellers	45
6.3	Access and Information	48
6.4	Confidentiality	49
6.5	No Contacts	49
6.6	Director & Officer Liability	49
6.7	Employee Matters	51
6.8	Tax Matters	52
6.9	Appropriate Action; Consents; Filings	55

6.10	Restrictive Covenants	59
6.11	Public Announcements	60
6.12	Retention and Access to Records	61
6.13	Intercompany Accounts and Arrangements	62
6.14	R&W Insurance Policy	62
6.15	Financing Cooperation	63
6.16	Exclusivity	66
6.17	Buyer Financing Covenants.	67
6.18	Treatment of Company Indebtedness.	70
6.19	EB-5 Matters.	73
6.20	Ancillary Agreement Matters	74
6.21	VR Contribution	75

ARTICLE VII

CLOSING CONDITIONS

7.1	Conditions to Obligations of Each Party Under This Agreement	75
7.2	Additional Conditions to Obligations of Buyer	75
7.3	Additional Conditions to Obligations of Sellers	76
7.4	Frustration of Closing Conditions	77

ARTICLE VIII

TERMINATION

8.1	Termination	77
8.2	Effect of Termination	78
8.3	Reverse Termination Fee	79

ARTICLE IX

CERTAIN DEFINITIONS

ARTICLE X

GENERAL PROVISIONS

10.1	Notices	105
10.2	Non-Survival of Representations and Warranties	106
10.3	Amendment and Modification	106
10.4	Waiver	106
10.5	Headings	106
10.6	Severability	107
10.7	Entire Agreement	107
10.8	Assignment	107
10.9	Parties in Interest	107

10.10	Failure or Delay Not Waiver; Remedies Cumulative	108
10.11	Specific Performance	108
10.12	Governing Law; Jurisdiction Waiver of Jury Trial	109
10.13	Counterparts	109
10.14	Interpretation	110
10.15	Fees, Expenses and Other Payments	110
10.16	Consents	111
10.17	Non-Recourse	111
10.18	Certain Legal Representation Matters	112
10.19	Disclosure Letter	113
10.20	Jointly Drafted	113
10.21	Further Assurances	113
10.22	Time of the Essence	114
10.23	Debt Financing Sources	114
10.24	Limited Guarantee	115

EXHIBITS

EXHIBIT A	Form of EPA Release
EXHIBIT B	Railroad Agreements Term Sheet
EXHIBIT C	Applicable Accounting Principles and Working Capital Schedule
EXHIBIT D	Working Capital Example Calculation

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT, dated as of April 29, 2026 (this “Agreement”), is entered into by and among Ohio River Partners Holdco LLC, a Delaware limited liability company (“ORPH”), Ohio River Partners Finance LLC, a Delaware limited liability company (“ORPF” and, together with ORPH, each a “Seller” and collectively, “Sellers”), MARA USA Corporation, a Delaware corporation (“Buyer”), solely for purposes of Articles V, IX and X, MARA Holdings, Inc., a Nevada corporation (“Buyer Parent”), and, solely for purposes of Articles V, IX and X, and Sections 2.5, 6.10, 6.16 and 6.20, FTAI Infrastructure Inc., a Delaware corporation (“FIP”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article IX.

W I T N E S S E T H:

WHEREAS, ORPH is the record and beneficial owner of ninety nine percent (99%) of the issued and outstanding limited liability company membership interests (the “ORPH Interests”) of Long Ridge Energy & Power LLC, a Delaware limited liability company (the “Company”);

WHEREAS, ORPF is the record and beneficial owner of one percent (1%) of the issued and outstanding limited liability company membership interests of the Company (the “ORPF Interests” and, together with the ORPH Interests, the “LREP Interests”);

WHEREAS, ORPF is a direct, wholly owned subsidiary of ORPH; and

WHEREAS, Buyer desires to purchase and acquire from Sellers, and Sellers desire to sell and transfer to Buyer, all of their respective right, title and interest in and to the Company and the Company Subsidiaries, by way of a purchase by Buyer, and sale by Sellers of the LREP Interests, upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements of the parties hereto set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1         Purchase and Sale of the LREP Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, convey, assign, transfer and deliver to Buyer in book-entry form, and Buyer shall purchase, acquire and accept from such Seller, all of such Seller’s respective right, title and interest in and to the LREP Interests, free and clear of all Liens or any restrictions on transfer (other than any Liens or restrictions on transfer arising under federal or state securities Laws).

1.2         Consideration.

(a)         Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of the LREP Interests at the Closing, Buyer shall pay to Sellers at the Closing in accordance with their Seller Pro Rata Interest an aggregate amount in cash equal to the Net Purchase Price (for such purposes, calculated in accordance with the amounts set forth in the Estimated Closing Statement). The Net Purchase Price shall be calculated and subject to adjustment in accordance with Section 1.3.

(b)        As of the Closing, each RSU that is outstanding immediately prior to the Closing shall vest in full and be canceled in consideration for the right to receive an amount in cash equal to the fair market value of the LREP Interests subject to such RSU (each, a “Cash-Settled RSU” and such aggregate amount of cash to be paid to the holders of RSUs in accordance with this Section 1.2(b), the “RSU Cash Payment Amount”), less applicable withholding (such aggregate amount of withholding, the “Cash RSU Withholding Amount”). Notwithstanding the foregoing, no later than five (5) Business Days prior to the Closing, each RSU holder may elect pursuant to a written election form delivered to ORPS to receive, in lieu of the payment of any portion of the RSU Cash Payment Amount payable to such RSU Holder, a number of fully vested shares of FIP common stock equal to the product of (x) the number of outstanding RSUs held by such Person and (y) the applicable conversion ratio set forth in such RSU Holder's RSU Award Agreement (rounded down to the nearest whole share of FIP common stock) (each, a “Stock-Settled RSU” and the issuance by FIP of such shares, the “RSU Share Issuance”), less a number of shares of FIP common stock with a fair market value as of the Closing equal to the Tax withholding obligation applicable to such RSU Share Issuance, rounded up to the nearest whole share of FIP common stock (such aggregate amount of withholding, the “Stock RSU Withholding Amount” and, together with the Cash RSU Withholding Amount, the “RSU Withholding Amount”). Each RSU for which no written election is delivered to ORPS in accordance with this Section 1.2(b) shall be automatically canceled at the Closing in consideration for the applicable cash consideration. The number of LREP Interests subject to each RSU and the fair market value of such LREP Interests shall be determined by ORPS, in accordance with the terms of the applicable RSU Award Agreement, on a fully diluted basis and net of any other Transaction Expenses and of the portion of the Adjustment Escrow Amount applicable to such LREP Interests. The RSU Cash Payment Amount contemplated by this Section 1.2(b) to be paid to the applicable holders of RSUs in connection with the Closing, together with the RSU Withholding Amount in respect of all holders of RSUs, shall be included as a Transaction Expense. For the avoidance of doubt, no amounts to be paid to the holders of RSUs in accordance with Section 1.3(e) shall be paid in respect of any Stock-Settled RSUs.

1.3          Adjustments to the Net Purchase Price.

(a)         Closing Date Adjustment. Not less than four (4) Business Days prior to the Closing Date, Sellers shall deliver, or cause to be delivered, to Buyer a consolidated statement for the Company and the Company Subsidiaries (the “Estimated Closing Statement”), which shall set forth Sellers’ good faith estimate of (i) the Closing Cash and Cash Equivalents (the “Estimated Closing Cash and Cash Equivalents”), (ii) the Closing Indebtedness (the “Estimated Closing Indebtedness”), (iii) the Transaction Expenses (the “Estimated Transaction Expenses”), (iv) the Closing Working Capital, (v) the Working Capital Surplus (if any) (the “Estimated Closing Working Capital Surplus”) and (vi) the Working Capital Shortfall (if any) (the “Estimated Closing Working Capital Shortfall”), together with reasonable supporting detail and documentation. Buyer and its Representatives shall have a reasonable opportunity to review and to discuss with Sellers the Estimated Closing Statement. The Estimated Closing Statement shall be prepared in a manner consistent with the Applicable Accounting Principles and this Agreement. Without limiting and subject to Section 6.3 (including the restrictions on the provision of information set forth therein), following delivery of the Estimated Closing Statement, Sellers shall cause the Company and the Company Subsidiaries to provide Buyer and its Representatives reviewing the Estimated Closing Statement with prompt and reasonable access during normal business hours to the personnel of the Company and the Company Subsidiaries (including its finance personnel) and Representatives of the Company and the Company Subsidiaries, in each case, involved in the preparation of the Estimated Closing Statement and, to the extent reasonably requested by Buyer, pertinent financial information and records and work papers on which the Estimated Closing Statement was based, in each case, in connection with Buyer’s review of the Estimated Closing Statement. Buyer shall be entitled to review the Estimated Closing Statement, and Sellers shall consider in good faith any comments of Buyer on the Estimated Closing Statement delivered to Sellers in writing at least one (1) Business Day prior to the Closing Date; provided that in no event shall review of the Estimated Closing Statement by Buyer or any of its Representatives, or any disagreement relating thereto, delay or prevent the Closing; provided, further, that, for the avoidance of doubt, (A) in no event shall any comments proposed by Buyer on the Estimated Closing Statement prevent or delay the Closing and (B) no failure by Buyer to object to, or comment on, any item set forth in the Estimated Closing Statement shall prejudice Buyer with respect to any items included by Buyer in its Closing Statement or the resolution any objections by Sellers to the amounts set forth therein. If Sellers agree to make any modification to the Estimated Closing Statement in response to Buyer’s comments, then the Estimated Closing Statement as so modified shall be deemed to be the Estimated Closing Statement for purposes of calculating the Net Purchase Price payable at the Closing. The Estimated Closing Statement shall be conclusive for purposes of the calculation of the Net Purchase Price payable at the Closing, but shall be subject to adjustment after the Closing pursuant to this Section 1.3. For the avoidance of doubt, no item included in the definition of “Cash and Cash Equivalents,” “Indebtedness,” “Transaction Expenses” or “Working Capital” shall be double counted for purposes of the calculations set forth in this Section 1.3.

(b)         Post-Closing Determination. As promptly as practicable, but in any event within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Sellers a consolidated statement for the Company and the Company Subsidiaries (the “Closing Statement”), which shall set forth a calculation of (i) the Closing Cash and Cash Equivalents, (ii) the Closing Indebtedness, (iii) the Transaction Expenses, (iv) the Closing Working Capital, (v) the Working Capital Surplus (if any) and (vi) the Working Capital Shortfall (if any), together with reasonable supporting detail and documentation. The Closing Statement shall be prepared in a manner consistent with the Applicable Accounting Principles and this Agreement. To the extent any actions taken (or omitted to be taken) at or following the Closing with respect to the accounting books and records of the Company or the Company Subsidiaries on which the Closing Statement and the foregoing calculations are to be based are not consistent with the Applicable Accounting Principles or this Agreement, such actions shall not be taken into account in the preparation of the Closing Statement or the calculation of the amounts reflected thereon. If, for any reason, Buyer fails to deliver the Closing Statement within the ninety (90) day time period required by this Section 1.3(b), then the Estimated Closing Statement delivered by Sellers to Buyer prior to the Closing, as may be modified in accordance with the terms of Section 1.3(a), shall be considered for all purposes of this Agreement the Closing Statement, and Sellers shall retain all of their respective rights under Section 1.3(c) and (d) with respect thereto.

(c)         Upon receipt of the Closing Statement, Sellers shall have forty-five (45) days (as may be extended below, the “Review Period”) to review such Closing Statement and the components and calculations thereof; provided that Sellers shall have at least ten (10) days to review any papers or documents reasonably requested from Buyer by Sellers or their Representatives and to discuss any such papers or documents with the personnel of Buyer and the Company prior to the forty-fifth (45th) day of the Review Period; provided, further, that in the event that Buyer does not, or does not cause the Company or any of their Affiliates and Representatives to, make available to Sellers and their Representatives any such documents, information or personnel pursuant to this Section 1.3(c) on or prior to the date that is forty (40) days after the commencement of the Review Period, the Review Period shall be extended by one (1) day for each additional day required for Buyer, the Company and their Affiliates and Representatives, as applicable, to fully respond to any such request (including responses to any follow-up requests by Sellers and their Representatives), plus an additional five (5) Business Days thereafter; provided, further, that, notwithstanding anything to the contrary herein, in no event shall the Review Period extend past the date that is sixty (60) days following the delivery of the Closing Statement in accordance with Section 1.3(b). In connection with Sellers’ review of the Closing Statement, Buyer shall, and shall cause the Company, the Company Subsidiaries and their respective Affiliates and Representatives to, provide Sellers and their respective Representatives reviewing the Closing Statement with prompt and reasonable access during normal business hours to the personnel of Buyer, the Company and the Company Subsidiaries (including their respective finance personnel) and Representatives of Buyer, the Company and the Company Subsidiaries, in each case, involved in the preparation of the Closing Statement and, to the extent reasonably requested by Sellers, pertinent financial information and records and work papers on which the Closing Statement was based, in each case, in connection with Sellers’ review of the Closing Statement.

(d)         If Sellers disagree with the computation of the Closing Cash and Cash Equivalents, the Closing Indebtedness, the Transaction Expenses, the Closing Working Capital, the Working Capital Surplus (if any) or the Working Capital Shortfall (if any), in each case, as calculated by Buyer, Sellers may, prior to the expiration of the Review Period, deliver a notice (an “Objection Notice”) to Buyer setting forth in reasonable detail Sellers’ calculation of the Closing Cash and Cash Equivalents, the Closing Indebtedness, the Transaction Expenses, the Closing Working Capital, the Working Capital Surplus (if any) and the Working Capital Shortfall (if any). If Sellers do not deliver an Objection Notice prior to expiration of the Review Period, then Buyer’s calculations of the Closing Cash and Cash Equivalents, the Closing Indebtedness, the Transaction Expenses, the Closing Working Capital, the Working Capital Surplus (if any) and the Working Capital Shortfall (if any) shall be deemed to be the Actual Closing Cash and Cash Equivalents, the Actual Closing Indebtedness, the Actual Transaction Expenses, the Actual Closing Working Capital, the Actual Closing Working Capital Surplus (if any) and the Actual Closing Working Capital Shortfall (if any). If Sellers deliver an Objection Notice to Buyer, then Buyer and Sellers shall use reasonable best efforts to resolve any disagreement as to the computation of Closing Cash and Cash Equivalents, Closing Indebtedness, the Transaction Expenses, Closing Working Capital, the Working Capital Surplus (if any) and the Working Capital Shortfall (if any), in each case, as soon as practicable, but if they cannot reach a final resolution within thirty (30) days after Buyer has received the Objection Notice, Buyer and Sellers shall jointly retain a nationally recognized firm of independent certified public accountants selected by Buyer and Sellers (the “Accounting Firm”); provided that, if Buyer and Sellers cannot agree on such firm, each shall (i) select one nationally recognized firm of independent certified public accountants (which may be the applicable party’s existing accounting firm) and (ii) cause such firm to select, jointly with the firm selected by such other party, a third nationally recognized firm of independent certified public accountants, which shall be the Accounting Firm for all purposes of this Agreement; provided, further, that to the extent that the aggregate adjustment to the Net Purchase Price as set forth in the Closing Statement is not subject to a dispute set forth in the Objection Notice, then payment of such undisputed adjustment amount shall be made in accordance with Section 1.3(e) within five (5) Business Days after the delivery of the Objection Notice. Buyer and Sellers shall direct the Accounting Firm to render a determination within thirty (30) days after its retention and Buyer, Sellers and their respective Representatives shall cooperate with the Accounting Firm during its engagement. The Accounting Firm shall consider only those items and amounts set forth in the Objection Notice that Buyer and Sellers are unable to resolve. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. In rendering its determination, the Accounting Firm shall act as an expert and not as an arbitrator. The Accounting Firm’s determination shall be based solely on written submissions made by or on behalf of Buyer and Sellers (and not independent review) and the terms and provisions of this Agreement, and shall be prepared in a manner consistent with the Applicable Accounting Principles and this Agreement. Neither Buyer nor Sellers (nor their respective Representatives on their behalf) shall communicate with the Accounting Firm unless the other party is present or party to such communication. The determination of the Closing Cash and Cash Equivalents, the Closing Indebtedness, the Transaction Expenses, the Closing Working Capital, the Working Capital Surplus (if any) and the Working Capital Shortfall (if any) by the Accounting Firm shall, in each case, be conclusive and binding upon Buyer and Sellers and non-appealable. Buyer, on the one hand, and Sellers, on the other hand, shall bear the costs and expenses of the Accounting Firm based on the portion that the contested amount not awarded to each party compares to the amount actually contested by or on behalf of such party, expressed as a percentage. The Closing Cash and Cash Equivalents, as finally determined pursuant to this Section 1.3(d), are referred to herein as the “Actual Closing Cash and Cash Equivalents.” The Closing Indebtedness, as finally determined pursuant to this Section 1.3(d), is referred to herein as the “Actual Closing Indebtedness.” The Transaction Expenses, as finally determined pursuant to this Section 1.3(d), are referred to herein as the “Actual Transaction Expenses.” The Closing Working Capital, as finally determined pursuant to this Section 1.3(d), is referred to herein as the “Actual Closing Working Capital.” The Working Capital Surplus (if any), as finally determined pursuant to Section 1.3(d) is referred to herein as the “Actual Closing Working Capital Surplus.” The Working Capital Shortfall (if any), as finally determined pursuant to Section 1.3(d) is referred to herein as the “Actual Closing Working Capital Shortfall.” The process set forth in this Section 1.3(d) shall be the exclusive remedy of Buyer and Sellers for any disputes related to the calculation of the Closing Cash and Cash Equivalents, the Closing Indebtedness, the Transaction Expenses, the Closing Working Capital, the Working Capital Surplus (if any) and the Working Capital Shortfall (if any) for purposes of determining the Net Purchase Price.

(e)          Payment from Adjustments.

(i)        Payment of Excess Amount. If (A) the Actual Closing Working Capital Surplus (if any) plus the Actual Closing Cash and Cash Equivalents minus the sum of the Actual Closing Working Capital Shortfall (if any), the Actual Closing Indebtedness and the Actual Transaction Expenses exceeds (including, if such amount is a less negative number) (B) the Estimated Closing Working Capital Surplus (if any) plus the Estimated Closing Cash and Cash Equivalents minus the sum of the Estimated Closing Working Capital Shortfall (if any), Estimated Closing Indebtedness and the Estimated Transaction Expenses (the amount of such excess being the “Excess Amount”), (1) Buyer shall promptly (but in any event within five (5) Business Days of the final determination thereof) pay to Sellers and to ORPS (in respect of the Cash-Settled RSUs, which amounts will be paid to the applicable RSU holders through ORPS’ payroll in accordance with the applicable RSU holders’ Pro Rata Interest) an aggregate amount (as such aggregate amount shall be reduced by and otherwise take into account any amounts paid or distributed pursuant to Section 1.3(d)) equal to the lesser of: (I) the Excess Amount and (II) the Adjustment Escrow Amount, and (2) Buyer and Sellers shall promptly (but in any event within five (5) Business Days of the final determination thereof) instruct the Escrow Agent to release the Adjustment Escrow Amount and any other remaining funds in the Adjustment Escrow Account after such payment, in each case with respect to clauses (1) and (2), by wire transfer of immediately available funds to one or more accounts designated by Sellers and ORPS, and in accordance with their respective Pro Rata Interest (which, in the case of ORPS, shall be deemed to include the LREP Interests that are subject to Cash-Settled RSUs). Notwithstanding anything to the contrary herein, in addition to the release of the Adjustment Escrow Amount to Sellers and ORPS in accordance with clause (2) of the immediately preceding sentence, (x) payment of an aggregate amount up to an amount equal to the Adjustment Escrow Amount shall be Sellers and ORPS’ sole source of recovery from Buyer for any adjustments to the Net Purchase Price as contemplated by this Section 1.3, even if the Excess Amount is greater than the amount of the Adjustment Escrow Amount and (y) for the avoidance of doubt, in no event shall the amount paid by Buyer to Sellers and ORPS pursuant to this Section 1.3(e)(i) exceed an amount equal to the Adjustment Escrow Amount.

(ii)       Payment of Deficit Amount. If (A) the Actual Closing Working Capital Surplus (if any) plus the Actual Closing Cash and Cash Equivalents minus the sum of the Actual Closing Working Capital Shortfall (if any), the Actual Closing Indebtedness and the Actual Transaction Expenses is less than (including, if such amount is a larger negative number) (B) the Estimated Closing Working Capital Surplus (if any) plus the Estimated Closing Cash and Cash Equivalents minus the sum of the Estimated Closing Working Capital Shortfall (if any), the Estimated Closing Indebtedness and the Estimated Transaction Expenses (the amount of such deficit being the “Deficit Amount”), then, Sellers and Buyer shall promptly (but in any event within five (5) Business Days of the final determination thereof) instruct the Escrow Agent (taking into account any amounts paid or distributed pursuant to Section 1.3(d)) to release (I) to Buyer, an aggregate amount equal to the lesser of (1) the Deficit Amount and (2) the Adjustment Escrow Amount, by wire transfer of immediately available funds to one or more accounts designated by Buyer and (II) to Sellers and ORPS (in respect of Cash-Settled RSUs, which amounts will be paid to the applicable holders of RSUs through ORPS’ payroll in accordance with the applicable RSU holder’s Pro Rata Interest), any remaining funds in the Adjustment Escrow Account after such release to Buyer pursuant to the foregoing clause (I), by wire transfer of immediately available funds to one or more accounts designated by Sellers and ORPS in accordance with their respective Pro Rata Interest (which, in the case of ORPS, shall be deemed to include the LREP Interests that are subject to Cash-Settled RSUs). Notwithstanding any other term of this Agreement, the receipt by Buyer from the Adjustment Escrow Account of an aggregate amount up to an amount equal to the Adjustment Escrow Amount shall be Buyer’s sole source of recovery for any adjustments to the Net Purchase Price as contemplated by this Section 1.3, even if the Deficit Amount is greater than the amount of the Adjustment Escrow Amount.

Any amounts payable pursuant to this Section 1.3 shall be treated as a purchase price adjustment for U.S. federal (and corresponding state and local) income tax purposes.

1.4          Allocation of Purchase Price.

(a)         No later than forty-five (45) days after the final determination of the Net Purchase Price in accordance with Section 1.3, Buyer shall prepare and deliver to Sellers the proposed allocation of the Net Purchase Price (and any additional amounts treated as consideration for Tax purposes) to the properties and assets of the Company and each Company Subsidiary acquired (or deemed for U.S. federal income Tax purposes to be acquired) hereunder (the “Proposed Allocation”). The Proposed Allocation shall be made in accordance with Sections 751, 755 and 1060 of the Code and the applicable Treasury Regulations thereunder and shall be consistent with the valuations used by the parties hereto for purposes of determining Transfer Taxes. Sellers shall have the right to object to any portion of the Proposed Allocation by written notice to Buyer. In the event that Sellers object to any portion of the Proposed Allocation in writing within twenty (20) Business Days after receipt by Buyer of the Proposed Allocation, Buyer and Sellers shall negotiate in good faith to resolve the dispute. If within thirty (30) Business Days of Sellers’ delivery of a written notice of objection to the Proposed Allocation, Buyer and Sellers have not reached an agreement regarding the disputed items, the dispute shall be presented to the Accounting Firm in accordance with Section 1.3, mutatis mutandis, whose determination shall be binding upon the parties hereto. The allocation of the Net Purchase Price, as agreed upon by Buyer and Sellers (including because Sellers do not object in writing within the time frame above) or as determined by the Accounting Firm, as applicable (the “Final Allocation”), shall be final and binding upon the parties hereto (which Final Allocation may be updated pursuant to the last sentence of this Section 1.4(a)), and Buyer shall bear 50% and Sellers shall bear 50% of all fees and costs incurred in connection with the determination of the Final Allocation by the Accounting Firm. In the event that any adjustment to the aggregate purchase price is paid between the parties hereto pursuant to the terms of this Agreement (or there is otherwise an adjustment to the Net Purchase Price hereunder), Buyer shall provide Sellers a revised Proposed Allocation and the principles of this Section 1.4(a) shall apply to each revised Proposed Allocation (for the avoidance of doubt, including dispute resolution if necessary).

(b)         Buyer shall prepare IRS Form 8594 consistent with such Final Allocation and deliver IRS Form 8594 to Sellers, and Sellers and Buyer shall each timely file such form with the IRS to the extent required by applicable Law. Buyer and Sellers shall prepare and file all Tax Returns consistent with such Final Allocation and take no position in any Tax Return, proceeding, audit or otherwise that is inconsistent with the Final Allocation, as finally determined pursuant to Section 1.4(a), unless required pursuant to a “determination” within the meaning of Code Section 1313(a) or any similar determination under state or local applicable law. In the event that any of the allocations set forth in the Final Allocation are disputed by any Governmental Entity, the party receiving notice of such dispute shall promptly notify and consult in good faith with the other party concerning the resolution of such dispute.

ARTICLE II

CLOSING

2.1         Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place by an electronic exchange of documents at 10:00 a.m. United States Eastern Time on the fifth (5th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions precedent set forth in Article VII (except for those conditions that can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), or at such other time and place as the parties hereto may mutually agree; provided that if the Marketing Period has not ended as of such date, then the Closing shall occur on the earlier of (a) a date during the Marketing Period specified by Buyer in writing on no fewer than three (3) Business Days’ notice to the Company and (b) the third (3rd) Business Day immediately following the last day of the Marketing Period, in each case, subject to the satisfaction or, to the extent not prohibited by applicable Law, waiver of the conditions precedent set forth in Article VII (except for those conditions that can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions). The date on which the Closing occurs is called the “Closing Date.” Notwithstanding the foregoing, the parties hereto intend that the Closing shall be deemed to be effective, and the transactions contemplated by this Agreement shall be deemed to occur simultaneously, at 12:01 a.m., United States Eastern Time, on the Closing Date (the “Effective Time”).

2.2          Deliveries by Sellers to Buyer. Prior to or at the Closing, Sellers shall deliver or cause to be delivered to Buyer the following:

(a)         an executed instrument of assignment of the ORPH Interests from ORPH and the ORPF Interests from ORPF, or other evidence of the transfer to Buyer of ownership of the LREP Interests, free and clear of any and all Liens or any restrictions on transfer (other than any Liens or restrictions on transfer arising under federal and state securities Laws);

(b)          an executed release from each Seller and FIP, substantially in the form attached hereto as Exhibit A (each, an “EPA Release”);

(c)          the Escrow Agreement, duly executed by Sellers and the Escrow Agent;

(d)         an executed IRS Form W-9 from each Seller and ORPS; provided, however, that if any Seller or ORPS fails to deliver such IRS Form W-9, Buyer’s sole recourse is withholding from the consideration otherwise payable to such Seller pursuant to this Agreement such amounts that Buyer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law;

(e)          the officer’s certificate of each Seller and FIP referred to in Section 7.2(d);

(f)           subject to Section 6.20, the Railroad Agreements, each duly executed by EOVR; and

(g)        invoices or other evidence that includes wire instructions for the payment of the Transaction Expenses as listed in the Estimated Closing Statement.

2.3         Deliveries by Buyer to Sellers. Prior to or at the Closing, Buyer shall deliver or cause to be delivered to Sellers the following:

(a)         by wire transfer of immediately available funds to one or more accounts designated in writing by Sellers at least two (2) Business Days prior to the Closing Date and in accordance with their Seller Pro Rata Interest, cash in an aggregate amount equal to (i) the Net Purchase Price (for such purposes, calculated in accordance with the amounts set forth in the Estimated Closing Statement as may be modified by Section 1.3(a)) less (ii) the Adjustment Escrow Amount;

(b)         by wire transfer of immediately available funds to the account designated in writing by the Escrow Agent, cash in an aggregate amount equal to the Adjustment Escrow Amount to be held by the Escrow Agent and distributed in accordance with Sections 1.3(d) and (e) and the Escrow Agreement;

(c)          a copy of the R&W Insurance Policy, effective as of the Closing;

(d)          an executed EPA Release from each of Buyer and Buyer Parent;

(e)          the Escrow Agreement, duly executed by Buyer;

(f)          subject to Section 6.20, the Railroad Agreements, each duly executed by Buyer (or its designated Affiliate); and

(g)          the officer’s certificate of each of Buyer and Buyer Parent referred to in Section 7.3(c).

2.4          Payment of Payoff Amount and Transaction Expenses.

(a)        At the Closing, Buyer shall make or cause to be made, on behalf of the Company and the Company Subsidiaries, payment of the Payoff Amount to one or more accounts of the applicable lender(s) or other parties as set forth in and in accordance with the payment instructions contained in the applicable Payoff Letter.

(b)         At the Closing, Buyer shall make or cause to be made, on behalf of the Company and the Company Subsidiaries, payment of each amount owed to the payees of all Transaction Expenses as listed in the Estimated Closing Statement that remain unpaid as of immediately prior to the Closing, in accordance with the invoices and payment instructions delivered to Buyer in accordance with Section 2.2(g), with the aggregate amount of any Transaction Expenses payable in respect of RSUs or Phantom Equity Units, together with all applicable withholding (including the RSU Withholding Amount), to be delivered by wire transfer of immediately available funds to one or more accounts of ORPS designated in writing by Sellers for payment to the holders of such RSUs and Phantom Equity Units (less such applicable withholding) in accordance with their Pro Rata Interest through ORPS’ payroll.

2.5        RSU Share Issuance. At the Closing, FIP shall issue to each Person who validly elects to receive Stock-Settled RSUs a number of shares of FIP common stock, less the applicable Stock RSU Withholding Amount, as determined in accordance with Section 1.2(b). Each share of FIP common stock issued pursuant to this Section 2.5 shall be granted pursuant to the FIP Nonqualified Stock Option and Incentive Award Plan.

2.6         Simultaneity. Except as otherwise contained in this Agreement, all actions to be taken at the Closing shall be deemed, to the extent feasible, to have taken place simultaneously, unless explicitly stated otherwise. Any action, the taking of which is a necessary condition to the taking of any other action, shall be taken subject to the commission of all other actions to be taken at the Closing.

2.7        Withholding. Notwithstanding anything herein to the contrary, Buyer shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld pursuant to the Code (and the Treasury Regulations thereunder) or any other Laws. To the extent amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction or withholding was made. If Buyer intends to withhold any amounts, it shall promptly notify Sellers and reasonably cooperate with Sellers to obtain any applicable reduction of or exemption from such withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Letter, each Seller hereby jointly and severally represents and warrants to Buyer that:

3.1          Organization and Qualification.

(a)        Such Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business in all material respects as now being conducted.

(b)        The Company and each Company Subsidiary is duly incorporated or organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other applicable entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to have such power or authority is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Each of the Company and the Company Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, lease or operation of its properties makes such license or qualification necessary, other than where the failure to be so duly licensed or qualified is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c)          Section 3.1(c) of the Disclosure Letter sets forth a list of each Company Subsidiary (including, for the avoidance of doubt, after giving effect to the VR Contribution). Other than capital stock or other equity interests of the Company Subsidiaries or as set forth on Section 3.1(c) of the Disclosure Letter, neither the Company nor any Company Subsidiary (i) owns, holds or has the right to acquire, directly or indirectly, any capital stock, partnership interest, joint venture interest or other equity ownership interest in or of any other Person or (ii) has made any capital contribution or loan to any other Person (other than loans between or among the Company and the Company Subsidiaries and loans that are included as Closing Indebtedness) that will remain outstanding as of the Closing.

3.2       Organizational Documents. Copies of the certificate of incorporation, the bylaws or similar organizational documents (collectively, the “Organizational Documents”), in each case, as amended or restated as of the date hereof, of the Company and each Company Subsidiary have been furnished or made available to Buyer. Neither the Company nor any Company Subsidiary is in violation in any material respect of any provision of its Organizational Documents.

3.3         Capitalization.

(a)        ORPH legally and beneficially owns the ORPH Interests and ORPF legally and beneficially owns the ORPF Interests, which collectively constitute all of the LREP Interests. As of the date hereof, ORPH legally and beneficially owns the VR Interests, which, after giving effect to the VR Contribution, the Company shall legally and beneficially own the VR Interests. At the Closing, Sellers will deliver to Buyer good and valid title to the LREP Interests, free and clear of all Liens or any restrictions on transfer (other than any Liens or restrictions on transfer arising under federal and state securities Laws or any Organizational Documents of the Company). The LREP Interests constitute all of the issued and outstanding limited liability company membership interests of the Company, and there are no other equity interests of the Company outstanding.

(b)         Section 3.3(b) of the Disclosure Letter sets forth with respect to each Company Subsidiary (for such purposes, after giving effect to the VR Contribution) its jurisdiction of incorporation or organization; its authorized, issued and outstanding capital stock or other equity interests, as applicable; and the percentage of such capital stock or other equity interests owned by the Company and any other Company Subsidiary and the identity of such owner. Each issued and outstanding share of capital stock or other equity interest of each Company Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable to the extent such concepts are applicable with respect to such equity interests and were not issued in violation of any preemptive or similar right. All such shares of capital stock or other equity interests of each Company Subsidiary that are owned by the Company or any other Company Subsidiary are owned free and clear of any and all Liens or any restrictions on transfer (other than any Liens or restrictions on transfer arising under federal and state securities Laws or any Organizational Documents of the Company or the Company Subsidiaries).

(c)         There are no (i) options, warrants, phantom stock rights, call or put rights, participation rights, stock appreciation rights, convertible securities, subscription rights, distribution rights, liquidation rights, contingent value rights, conversion rights, exercise rights, exchange rights or other rights (including registration rights), agreements, arrangements or commitments to which the Company or any Company Subsidiary is a party relating to the issued or unissued capital stock or other equity interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, issue or sell any shares of the capital stock or other equity interests (or other rights exercisable for, convertible into, exchangeable for or that derive value from shares of its capital stock) of the Company or any Company Subsidiary or subjecting any such share of capital stock or other equity interest to any right of first refusal, right of first offer, tag-along right, drag-along right or similar right; (ii) obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any Company Subsidiary; or (iii) voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any Company Subsidiary. There are no outstanding derivative securities that are based upon, convertible into, or exchangeable for shares of capital stock of the Company or any Company Subsidiary.

3.4        Authority; Enforceability. Each Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller of this Agreement and any Ancillary Agreement to which it is a party has been duly authorized by all necessary limited liability company action on the part of such Seller, and no other limited liability company action or proceeding on the part of such Seller will be necessary to authorize this Agreement and any Ancillary Agreement to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and any Ancillary Agreement to which it is a party has been duly executed and delivered by each Seller and assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes the valid and binding obligation of such Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or law) (the “Enforceability Exceptions”).

3.5          No Conflict; Required Filings and Consents.

(a)        The execution and delivery by each Seller of this Agreement and any Ancillary Agreement to which it is a party does not, and the performance by such Seller of its obligations under this Agreement and any Ancillary Agreement to which it is a party will not, (i) conflict with or violate, in each case, in any material respect, the Organizational Documents of such Seller, the Company or any Company Subsidiary, (ii) assuming compliance with the matters set forth in Sections 3.5(b) and 4.3(b), violate or result in a breach of or constitute a default under any applicable Law or other restriction of any Governmental Entity applicable to such Seller, the Company or any Company Subsidiary or by or to which any of their respective properties or assets is bound or subject, or (iii) subject to obtaining the consents set forth in Section 3.5(a) of the Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would constitute a material default) under, any Oil and Gas Lease, Material Contract or result in the creation of a Lien (other than Permitted Liens) on any of the Gas Properties or other material assets or properties of the Company or any Company Subsidiary, except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts or defaults that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)        The execution and delivery of this Agreement and any Ancillary Agreement to which it is a party by each Seller does not, and the performance of this Agreement and any Ancillary Agreement to which it is a party by such Seller, the Company or any Company Subsidiary will not, require such Seller, the Company or any Company Subsidiary to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to (“Consent”) any Governmental Entity, except for (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) prior authorization of FERC under Section 203 of the FPA, (iii) any required approval, authorization or exemption of the transactions contemplated by this Agreement and the Railroad Agreements Term Sheet pursuant to 49 U.S.C. § 11323 et seq. and the regulations of the Surface Transportation Board (the “STB”) pursuant to 49 C.F.R. § 1180 (the “STB Approval”), (iv) such other Consents, the failure of which to make or obtain, would not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, and (v) those Consents required by reasons of the regulatory status or operations of Buyer.

3.6          Permits; Compliance.

(a)      (i) The Company and each Company Subsidiary (A) is in possession of all franchises, grants, authorizations, licenses, registrations, qualifications, permits, easements, variances, exemptions, consents, certificates, identification numbers, Emission Allowances, approvals and orders necessary to own, lease and operate its properties and to carry on its business as currently conducted on the date hereof, other than certain permits as to Gas Properties that are held by third-party operators on behalf of the applicable Company Subsidiary pursuant to a valid and binding Contract, and are not required to be held by such Company Subsidiary under any applicable Law (collectively, the “Permits”), (ii) all such Permits are in full force and effect, and (iii) neither the Company nor any Company Subsidiary has received any written notice that any Governmental Entity intends to cancel, terminate or not renew any such Permits, except, in the case of clauses (i), (ii) and (iii), as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)        With respect to any permits as to Gas Properties that are held by third-party operators on behalf of the applicable Company Subsidiary pursuant to a valid and binding Contract (collectively, the “Third-Party Permits”), to the Knowledge of Sellers, (i) all such Third-Party Permits are in the possession of the applicable third-party operator; (ii) all such Third-Party Permits are in full force and effect, and (iii) no applicable third-party operator has received any written notice that any Governmental Entity intends to cancel, terminate or not renew any such Third-Party Permits, except, in the case of clauses (i), (ii) and (iii), as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c)         Since January 1, 2023, the Company and each Company Subsidiary has been in compliance in all respects with all Laws applicable to the Company or such Company Subsidiary, except to the extent that the failure to comply therewith is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(d)         Since January 1, 2023, none of the Company, any Company Subsidiary, or, to the Knowledge of Sellers, their respective directors, managers, officers and employees acting on behalf of the Company or any Company Subsidiary has (i) offered, promised, made, paid, or received any unlawful bribes, kickbacks, or other similar payments to or from any Person (including any customer or supplier) or any Governmental Entity, (ii) offered, promised, made, or paid any illegal contributions, directly or indirectly, to a domestic or foreign political party or candidate, (iii) offered, promised, made, or paid any improper foreign payment (as defined under Anti-Corruption Laws) or (iv) otherwise taken any action in violation of any Anti-Corruption Laws, except, in the case of clause (iv), as is not, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole.

(e)         Since January 1, 2023 through the date hereof, to the Knowledge of Sellers, neither the Company nor any Company Subsidiary has been the subject of any investigations (internal or governmental), litigation, voluntary or directed disclosures to any Governmental Entity (including the U.S. Department of Justice or the U.S. Securities and Exchange Commission), or whistleblower reports in any way related to any Anti-Corruption Laws. The Company maintains policies and procedures reasonably designed to promote compliance by the Company, the Company Subsidiaries and their respective directors, officers and employees with any Anti-Corruption Laws.

(f)         Since January 1, 2023, none of the Company, any Company Subsidiary, or, to the Knowledge of Sellers, their respective directors, officers, managers and employees acting on behalf of the Company or any Company Subsidiary has (i) conducted any business in or for the benefit of any Sanctioned Territory, or (ii) engaged in any transaction, activity or conduct with or for the benefit of any Sanctioned Person, in each case unless authorized to do so by an appropriate Governmental Entity. The Company and each Company Subsidiary are in compliance with Sanctions and U.S. antiboycott Laws applicable to the Company or such Company Subsidiary, except to the extent that the failure to comply therewith is not, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole.

3.7         Financial Statements; Undisclosed Liabilities.

(a)        Section 3.7(a) of the Disclosure Letter sets forth true, complete and correct copies of (i) the audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2023, December 31, 2024 and December 31, 2025 (such balance sheet as of December 31, 2025, the “2025 Balance Sheet”), in each case, along with the related audited consolidated statements of operations and cash flows for the years then ended (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, and are derived from the Company’s systems, books and records, which are used to prepare the Company and the Company Subsidiaries’ consolidated ﬁnancial statements in accordance with GAAP, and fairly present in all material respects the financial condition of the Company and the Company Subsidiaries and results of operations of the business of the Company and the Company Subsidiaries as a whole as of the respective dates and for the respective periods presented.

(b)         The Company and the Company Subsidiaries maintain, and have maintained for the periods reflected in the Financial Statements, a system of internal accounting controls sufficient, in each case, in all material respects to provide reasonable assurance that: (i) transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for their respective assets; and (iii) accounts, notes and other receivables and inventory are recorded in accordance with GAAP. Since January 1, 2023, except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, no director, officer, non-officer employee, or, to the Knowledge of Sellers, external auditor or external accountant, in each case, of the Company or the Company Subsidiaries, has received or otherwise been made aware of any complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation or claim that the Company or the Company Subsidiaries have engaged in questionable accounting or auditing practices. Since January 1, 2023, there has not been any significant deficiency or material weakness in any system of internal accounting controls used by the Company or the Company Subsidiaries.

(c)         Neither the Company nor the Company Subsidiaries has any liabilities of any kind, whether accrued or unaccrued, matured or unmatured, fixed or contingent or otherwise, other than (i) liabilities reflect on or reserved against on the 2025 Balance Sheet, (ii) liabilities incurred in the ordinary course of business after the date of the 2025 Balance Sheet, (iii) liabilities permitted, contemplated or incurred in connection with the transactions contemplated hereby (none of which is a liability resulting from a breach of Contract, breach of warranty, tort, infringement, misappropriation or violation of applicable Law), (iv) liabilities expressly disclosed on Section 3.7(c) of the Disclosure Letter, and (v) liabilities that would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole.

(d)         All accounts, notes and other receivables reflected on the Financial Statements, and all accounts, notes and other receivables arising from or otherwise relating to the Company or the Company Subsidiaries as of the Closing Date, arose in all material respects from bona fide, arm’s-length transactions in the ordinary course of business. All accounts receivable are current and collectible (net of any reserves for doubtful accounts reflected in the Financial Statements).

(e)         There is no material contest, Action or right of set-off with any obligor of any accounts receivable relating to a material amount or the validity of such accounts receivable, other than reserves specifically and adequately reflected in the Financial Statements and determined in accordance with GAAP. Since the date of the 2025 Balance Sheet, the Company and the Company Subsidiaries have collected their respective accounts receivable in the ordinary course of business, and none of them has accelerated any such collection.

(f)        Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).

3.8         Conduct of the Business; No Material Adverse Effect. Since the date of the 2025 Balance Sheet, except (a) as set forth on Section 3.8 of the Disclosure Letter, (b) as required by applicable Law or (c) in connection with the negotiation of this Agreement or the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby:

(a)         the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects;

(b)          there has not been any Material Adverse Effect; and

(c)          none of the Company or any Company Subsidiaries have taken any action that, if such provisions had been in effect from and after the date of the 2025 Balance Sheet, would have constituted a breach of, or otherwise required the consent of Buyer under, the covenants set forth in Sections 6.2(a), 6.2(b), 6.2(c), 6.2(d), 6.2(g), 6.2(h), 6.2(l), 6.2(o), 6.2(p) or 6.2(q).

3.9          Absence of Litigation.

(a)         There is no, and, since January 1, 2023, there has not been any, Action pending (and which remains pending) or, to the Knowledge of Sellers, threatened against Sellers, other than Actions that, if determined adversely to such Seller, would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of such Seller to consummate the sale of the ORPH Interests or the ORPF Interests, as applicable.

(b)         With respect to each Seller, such Seller is not a party or subject to or in default under any applicable Order, other than those that would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of such Seller to consummate the sale of the ORPH Interests or the ORPF Interests, as applicable.

(c)         There is, and, since January 1, 2023, there has been, no Action pending or, to the Knowledge of Sellers, threatened against the Company or any Company Subsidiary, other than Actions that, if determined adversely to the Company or such Company Subsidiary, would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole.

(d)         Neither the Company nor any Company Subsidiary is a party or subject to or in default under any applicable Order, other than those that would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole.

3.10       Contracts.

(a)          Section 3.10(a) of the Disclosure Letter sets forth a true and complete list of the following Contracts (other than Plans, any insurance policies and any statements of work or purchase orders) to which the Company or any Company Subsidiary is a party as of the date hereof and which have not been entirely fulfilled or performed (collectively, all such Contracts so set forth or required to be set forth are referred to herein as the “Material Contracts”):

(i)        any Contract for the sale or supply of materials, goods and services, including any operation and maintenance agreement, energy management services agreement, dispatch, compliance, drilling, completion, production or similar services agreement, by or to the Company or any Company Subsidiary that either provides for future payments by or to the Company or any Company Subsidiary in excess of $1,000,000 per annum, in each case, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course;

(ii)         any Contract (A) relating to the acquisition or disposition of any business or entity (whether by merger, sale of stock, sale of assets or otherwise) or for any option or warrant to purchase any of the material assets, capital stock or material businesses of the Company or the Company Subsidiaries and (B) in each case, under which the Company or any Company Subsidiary has a material continuing obligations (including any “earn out,” contingent purchase price payment, similar contingent payment or indemnification);

(iii)       any collective bargaining agreement, labor agreement or other written Contract with any labor union, labor organization or works council relating to the employees of the Company or any Company Subsidiary (other than any industry-wide agreements in a particular jurisdiction);

(iv)        any Contract under which the Company or any Company Subsidiary has incurred Indebtedness or any guarantee of any Indebtedness of any other Person in excess of $1,000,000;

(v)         any partnership, joint venture or similar Contract involving the sharing of any revenues or profits of the Company or any Company Subsidiary with a third party (other than Oil and Gas Leases and Contracts binding the Gas Properties, which are exclusively addressed in Section 3.10(a)(vi));

(vi)        solely as to Contracts that affect or bind the Gas Properties, any (A) joint operating agreements, (B) unit operating agreements, (C) Contracts creating an area of mutual interest, (D) Contracts obligating the Company or any Company Subsidiary to bear more than such Person’s working interest share of the costs and expenses with respect to exploration, operation or development, (E) farmout agreements, or (F) partnership, joint venture, development agreements or participation agreements that, in the case of clauses (A), (B) or (F) would reasonably be expected to require the Company or any of the Company Subsidiaries to make expenditures or result in revenues in excess of $500,000, individually or in the aggregate, during the twelve (12)-month period following the date of this Agreement other than, in each case, customary joint operating agreements;

(vii)     any Contract providing for the purchase or sale by the Company or any Company Subsidiary of Hydrocarbons that (A) has a remaining term of greater than ninety (90) days and does not allow the Company or any Company Subsidiary to terminate it without penalty on ninety (90) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time, or (C) contains an acreage dedication, minimum volume commitment or capacity reservation fee;

(viii)     any Contract that (A) limits or purports to limit, in any material respect, the ability of the Company or any Company Subsidiary to compete in any line of business currently conducted by the Company or any Company Subsidiary in any geographical area or during any period of time, (B) requires Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any Person, or (C) grants “exclusivity” or any similar requirement in favor of any Person, except in each case for such restrictions, requirements and provisions that are not material to the Company or any Company Subsidiary;

(ix)        any Contract pursuant to which the Company or any Company Subsidiary, or, to the Knowledge of Sellers, its predecessor-in-interest has granted to any Person any preferential purchase right, right of first or last offer, negotiation or refusal, tag-along right, purchase option or similar rights with respect to any Gas Properties or other material property rights or assets of the Company or any Company Subsidiary, and any Contract pursuant to which the Company or any Company Subsidiary has been granted any right of first refusal, right of first offer or similar rights with respect to any material property rights or assets;

(x)         any Contract pursuant to which (A) the Company or any Company Subsidiary is granted a license to material Intellectual Property or (B) the Company or any Company Subsidiary grants to any Person a license to material Intellectual Property owned by the Company or any Company Subsidiary other than (1) non-exclusive licenses for generally commercially available software or other technology, (2) non-exclusive licenses granted pursuant to customer agreements for the Company’s or any Company Subsidiary’s products and services granted in the ordinary course of business, (3) non-exclusive licenses from or to service providers incidental to the provision of products or services to the Company or any Company Subsidiary, and (4) for clarity, non-disclosure agreements, employee invention assignment and confidentiality agreements and Contracts with individual contractors on the Company’s form that has been made available to Buyer (or otherwise in the ordinary course of business to the extent not granting any rights under any material Intellectual Property owned by the Company or any Company Subsidiaries to such third party, employee or contractor, other than non-exclusive rights to use Intellectual Property to provide services to or otherwise for the benefit of the Company or any Company Subsidiary);

(xi)        any Contract (other than Contracts that involved aggregate payments by or to the Company and the Company Subsidiaries during the fiscal year ended December 31, 2025 of $500,000 or less) for the gathering, processing, marketing, purchase, exchange, sale, transportation, treatment, storage, parking, loaning, distribution, wheeling, facility or meter construction, unloading, delivery or balancing of frac sand, Hydrocarbons or other fuel that, in each case, has a remaining term of greater than ninety (90) days and does not allow the Company or any Company Subsidiary to terminate it without penalty on ninety (90) days’ notice or less;

(xii)      any Contract for the future purchase, exchange or sale of electric power or capacity other than Contracts that involved aggregate payments by or to the Company and the Company Subsidiaries during the fiscal year ended December 31, 2025 of $1,000,000 or less;

(xiii)      any futures, options, swaps or other derivatives Contract, including with respect to the sale of Hydrocarbons from the Gas Properties and electricity from the Electric Properties;

(xiv)      all Contracts constituting Affiliate Transactions;

(xv)        all Contracts with any Material Third Party;

(xvi)      any Contract that provides for, or could reasonably be expected to result in, (A) annual payments to the Company and the Company Subsidiary in excess of $750,000 or (B) aggregate payments to the Company and the Company Subsidiary in excess of $2,500,000, in each case, other than any such Contract disclosed in another subsection of Section 3.10(a) of the Disclosure Letter;

(xvii)    any settlement, resolution, conciliation or similar Contract of an actual or threatened Action (x) which involves any continuing payment obligations in excess of $500,000 or (y) that imposes any continuing non-monetary obligations on the Company or any Company Subsidiary other than customary release, non-disparagement, and confidentiality obligations and other immaterial non-monetary obligations that are ancillary to the monetary relief granted;

(xviii)   any stockholder agreements, registration rights agreements or any arrangement relating to or affecting the ownership of the capital stock or other equity securities of the Company or the Company Subsidiaries;

(xix)     any surface use Contract, surface lease, easement or similar Contracts relating to the Gas Properties providing a third party with rights to material royalties, overriding royalties, non-participating royalties, net profits interests, or other similar burdens or payments (other than customary surface damage provisions providing for remediation of, or indemnification for, damages to the surface and excluding any right of way agreements and surface use agreements entered into in the ordinary course of business) triggered by the use of the relevant surface property for drilling or other purposes; and

(xx)       any Contract that the primary purpose thereof is a seismic agreement or commitment to acquire, generate or develop seismic.

(b)        Sellers have made available to Buyer true, complete and correct copies of all Material Contracts. (i) Each Material Contract is valid and binding on the Company or the Company Subsidiary that is a party thereto and, to the Knowledge of Sellers, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, and (ii) neither the Company nor any Company Subsidiary or, to the Knowledge of Sellers, any other party thereto, is in breach of, or default under (and no event has occurred that, with notice or lapse of time or both, would constitute such a default), any such Material Contract (other than Contracts solely between or among the Company and any Company Subsidiary), except for such breaches or defaults as are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. As of the date of this Agreement and as of the Closing Date, there are no pending renegotiations of any material terms under any Material Contracts with any Person and, to the Knowledge of Sellers, no such Person has made a demand for such renegotiation.

3.11        Tax Matters.

(a)         The Company and each Company Subsidiary have (i) filed or caused to be filed with the appropriate Governmental Entity all material Tax Returns required to be filed by it, taking into account any applicable extensions, and (ii) timely paid all material Taxes due by each of them to any Governmental Entity, except for Taxes (A) being contested in good faith by appropriate proceedings and (B) for which adequate reserves have been made in accordance with GAAP. All such Tax Returns, when filed, were true, complete and correct in all material respects.

(b)         No material deficiencies for Taxes have been proposed or assessed in writing against either the Company or any Company Subsidiary by any Governmental Entity with respect to liabilities for any material Taxes that have not been fully paid or finally settled, except for Taxes for which adequate reserves have been made in accordance with GAAP.

(c)         No audit or other proceeding by any Governmental Entity is pending or threatened in writing with respect to any material Taxes due from or with respect to the Company or any Company Subsidiary, and no claim has been made in writing by any Governmental Entity in a jurisdiction where the Company and its Company Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(d)        There are no outstanding waivers, extensions or comparable consents regarding the application of the statutory period of limitations for the collection, assessment or reassessment of Tax with respect to any material Taxes or material Tax Returns of the Company or any Company Subsidiary, except in each case, resulting from an ordinary course “automatic” extension of the time to file any Tax Return that is granted without separate approval by a Governmental Entity, and no request for any such waiver or extension is currently pending. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any Company Subsidiary, or issued by any Governmental Entity with respect to the Company or any Company Subsidiary.

(e)         Since January 1, 2020 (and, to the Knowledge of Sellers, prior to January 1, 2020), neither the Company nor any Company Subsidiary is or has been a member of an affiliated, combined, consolidated or unitary Tax group other than a Tax group of which the Company or any Company Subsidiary is the common parent and neither the Company nor any Company Subsidiary has any material liability for Taxes of any Person (other than the Company or another Company Subsidiary, as applicable) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law applicable to the Company or any Company Subsidiary, or as a transferee or successor or by Contract (other than pursuant to customary provisions of a credit agreement or other commercial Contracts the principal subject matter of which is not Taxes).

(f)          There are no Liens (except Permitted Liens) for Taxes upon the assets of the Company or any Company Subsidiary.

(g)         Neither the Company nor any Company Subsidiary is a party to, is bound by, or has any obligation under, any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement that will be in effect after Closing, in each case, other than pursuant to customary provisions of a credit agreement or other commercial agreement not principally relating to Taxes.

(h)        Neither the Company nor any Company Subsidiary has participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Tax Law).

(i)          Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing as a result of (i) entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) prior to the Closing, (ii) any installment sale or open transaction disposition made prior to the Closing, (iii) any prepaid amount received by the Company or any Company Subsidiary outside of the ordinary course of business prior to the Closing, or (iv) change in method of accounting under Section 481 of the Code made prior to the Closing.

(j)          In all material respects, the Company and the Company Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Entity, all amounts of Taxes required to be withheld before the Closing in compliance with all Tax withholding and remitting provisions of applicable laws and have each complied with all Tax information reporting provisions of all applicable laws.

(k)         Any adjustment of U.S. federal income Taxes of the Company or any Company Subsidiary made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Entities, has been so reported.

(l)           Neither the Company nor any Company Subsidiary is subject to a material Tax exemption, holiday or similar benefits.

(m)        The Company is, and at all times since January 1, 2020 (and, to the Knowledge of Sellers, since its formation) has been, properly classified as a partnership or disregarded entity for U.S. federal income Tax purposes and it is not and has never been classified as a “publicly traded partnership” (within the meaning of Code Section 7704), and no election or Tax Return to the contrary or otherwise inconsistent therewith has been filed. The Company has not issued any equity interest that is or was intended to be a “profits interest” or that is subject to substantial risk of forfeiture for income Tax purposes. Each Company Subsidiary is, and at all times January 1, 2020 (and, to the Knowledge of Sellers, since its formation) has been, disregarded as an entity separate from the Company for U.S. federal income Tax purposes.

3.12        Affiliate Transactions.

(a)         Except for (i) advances of expenses for indemnification to directors, managers, officers and members in the ordinary course of business, (ii) payment of compensation for employment to directors, managers and officers in the ordinary course of business, and (iii) participation by directors, managers and officers in any Plans set forth in the Disclosure Letter or sponsored by Sellers, no director, manager or officer of Sellers, the Company or any Company Subsidiary (x) is a party to any Contract, arrangement or other commitment to which the Company or any Company Subsidiary is a party or by which any of their respective assets or properties is bound, or has an interest in any Contract, arrangement or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or any Company Subsidiary or (y) to the Knowledge of Sellers, possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person (other than the Company or the Company Subsidiaries) that is a material client, supplier, customer, lessor or lessee of the Company or the Company Subsidiaries (such transactions, “Company Affiliate Transactions”).

(b)        Except for the Terminating Intercompany Agreements and any corporate-level support services that are currently provided by Sellers, FIP, FIG LLC or their controlled respective Affiliates other than the Company and the Company Subsidiaries (and that will cease to be provided by Sellers, FIP, FIG LLC or their respective controlled Affiliates (other than the Company and the Company Subsidiaries) prior to or as of the Closing), (i) no Contract exists between Sellers, FIP, FIG LLC or any of their respective controlled Affiliates (other than the Company or a Company Subsidiary), on the one hand, and the Company or any Company Subsidiary, on the other hand, and (ii) neither Sellers, FIP, FIG LLC nor any of their respective controlled Affiliates (other than the Company or any Company Subsidiary) (A) is a party to any Contract, arrangement or other commitment to which the Company or any Company Subsidiary is a party or by which any of their respective assets or properties is bound, or has a material interest in any Contract, arrangement or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or any Company Subsidiary or (B) possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person (other than the Company or the Company Subsidiaries) that is a material client, supplier, customer, lessor or lessee of the Company or the Company Subsidiaries (such transactions, “Seller Affiliate Transactions” and, together with the Company Affiliate Transactions, the “Affiliate Transactions”).

3.13       Environmental Matters.

(a)        (i) Since January 1, 2023, the Company and the Company Subsidiaries have been, and currently are, in compliance with all applicable Environmental Laws, and (ii) neither the Company nor any Company Subsidiary has received any unresolved notifications or reports that it is not in compliance with, or has any liability under, any applicable Environmental Laws, except, in each case of clause (i) and (ii), as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)          (i) The Company and each Company Subsidiary are, and, since January 1, 2023, have been, in possession of all Permits (for the avoidance of doubt, other than certain permits as to Gas Properties that are held by third-party operators on behalf of the applicable Company Subsidiary pursuant to a valid and binding Contract) required under applicable Environmental Laws for the conduct of their operations or ownership of their property, (ii) all such Permits are in full force and effect, and (iii) neither the Company nor any Company Subsidiary, nor to the Knowledge of Sellers, any applicable third-party operator has received any notice that any Governmental Entity intends to cancel, terminate or not renew any such Permits, except, in each case of clause (i) and (ii), as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c)        With respect to any Third-Party Permits required under applicable Environmental Law for the conduct of the Company or any Company Subsidiary’s operations or ownership of their property, to the Knowledge of Sellers, (i) all such Third-Party Permits are, and, since January 1, 2023, have been, in the possession of the applicable third-party operator; (ii) all such Third-Party Permits are in full force and effect, and (iii) no applicable third-party operator has received any written notice that any Governmental Entity intends to cancel, terminate or not renew any such Third-Party Permits, except, in the case of clauses (i) and (ii), as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(d)         There is no Environmental Claim pending or, to the Knowledge of Sellers, threatened against the Company or any Company Subsidiary, other than any Environmental Claim that, if determined adversely to the Company or such Company Subsidiary, would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(e)         Neither the Company nor any Company Subsidiary is subject to any Order with any Person that has resulted or would result in liabilities to the Company or such Company Subsidiary under applicable Environmental Laws or otherwise require the Cleanup of Hazardous Materials, in each case except as has not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(f)         Neither the Company nor any Company Subsidiary has treated, stored, disposed of, Released, transported or arranged for or permitted the disposal of, or exposed any Person to, or owned or operated any real property contaminated by, any Hazardous Materials, in each case as has given or so as to give rise, individually or in the aggregate, any material liability pursuant to any Environmental Laws of the Company or any Company Subsidiary, taken as a whole.

(g)         Neither the Company nor any Company Subsidiary has assumed, undertaken, or provided any indemnification with respect to, or otherwise become subject to, any liability of any other Person arising under any applicable Environmental Law except for such liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(h)        Sellers have provided or made available to Buyer true, correct and complete copies of (i) the most recent Phase I or II environmental site assessments with respect to any real property currently or formerly owned or leased by the Company or any of its Subsidiaries, (ii) all material environmental or health and safety reports, audits, investigations, studies or other material documents related to the Company or any Company Subsidiary or the Owned Real Property or Leased Real Property to the extent disclosing (A) any unresolved Releases of Hazardous Materials at, on, or under any property currently or formerly owned or leased by the Company or any of its Subsidiaries that require reporting remediation under applicable Environmental Law or (B) any material violation of applicable Environmental Law by the Company or any Company Subsidiary, and (iii) all Permits held by the Company or any Company Subsidiary under applicable Environmental Law relating to the Company’s and the Company Subsidiaries’, or their affiliates’ or predecessors’, past or current businesses, operations or assets, in the case of clauses (i), (ii) and (iii), that are within the Company or any Company Subsidiary’s possession or under its reasonable control.

3.14        Real Property Matters.

(a)         Section 3.14(a) of the Disclosure Letter sets forth a description of all real property that is owned in fee by the Company and the Company Subsidiaries (collectively, the “Owned Real Property”). The Company and the Company Subsidiaries have good and marketable title in fee simple to the Owned Real Property, free and clear of any Liens, other than Permitted Liens. Neither the Company nor any Company Subsidiary has received any notice of any pending nor, to the Knowledge of Sellers, does there exist any threatened condemnation, eminent domain or similar proceedings affecting any of the Owned Real Property. The Company and the Company Subsidiaries, as applicable, have not granted any option or right of first refusal or first opportunity to any Person to acquire any direct interest in the Owned Real Property or any portion of it. The Company has made available to Buyer true, correct and complete copies of all title insurance policies and surveys to the extent the same are within the possession and control of the Company and the Company Subsidiaries relating to the Owned Real Property. There are no third parties in or entitled to possession, occupancy or use of the Owned Real Property, except for Permitted Liens.

(b)         Section 3.14(b) of the Disclosure Letter sets forth a list of all leasehold interests in real property (other than the Oil and Gas Leases) of the Company and the Company Subsidiaries (collectively, the “Leases” and with the real property related to such Leases, the “Leased Real Property”). The Company and the Company Subsidiaries have valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens. Sellers have made available to Buyer true, correct and complete copies of each Lease (including amendments, guaranties and extensions with respect thereto) to the extent the same are within the possession and control of the Company or the Company Subsidiaries. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) each Lease is valid and binding on the Company or the Company Subsidiary that is a party thereto and, to the Knowledge of Sellers, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, and (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of Sellers, any other party thereto, is in breach of, or default under, any such Lease.

(c)         Section 3.14(c) of the Disclosure Letter sets forth a list of all lease or sublease interests in real property pursuant to which the Company or any Company Subsidiary has granted to any Person the right to use or occupy any portion of the Owned Real Property or the Leased Real Property. Except as set forth therein, the Company and the Company Subsidiaries have not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) each such lease or sublease is valid and binding on the Company or the Company Subsidiary that is a party thereto and, to the Knowledge of Sellers, each other party thereto and is in full force and effect, subject to the Enforceability Exceptions, and (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of Sellers, any other party thereto, is in breach of, or default under, any such lease or sublease.

3.15       Personal Property; Sufficiency. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries (a) owns or leases from third parties all tangible personal property required to conduct its and their respective businesses as presently conducted, (b) has good and valid title to all such tangible personal property owned by it, free and clear of all Liens except for Permitted Liens, and (c) upon consummation of the transactions contemplated by this Agreement, will be entitled to continue to use all such tangible personal property which is currently employed by it or them in the conduct of their respective businesses as presently conducted. Such tangible personal property constitutes all of the material tangible personal property used by the Company and the Company Subsidiaries in the operation of its business and, except for the Terminating Intercompany Agreements, constitutes all of the rights, personal property and assets related to personal property necessary for or used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

3.16        Insurance. As of the date hereof, all material insurance policies maintained by the Company and the Company Subsidiaries (the “Insurance Policies”) are in full force and effect, and all premiums due and payable thereon have been paid in full. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (a) neither the Company nor any Company Subsidiary has received a written notice of cancellation or non-renewal of any Insurance Policy; (b) there are no material claims pending under any such Insurance Policies as to which the Company has received written notice from the insurer(s) under such Insurance Policies of the denial or rejection of such claim; and (c) the Insurance Policies are sufficient to comply, in all material respects, with contractual and statutory requirements to which the Company and the Company Subsidiaries are subject.

3.17        Labor Matters.

(a)         (i) Except for any industry-wide agreements in a particular jurisdiction, neither the Company nor any Company Subsidiary is a party to or bound by or subject to any collective bargaining agreement, labor agreement or other written contract with a labor union, labor organization or works council relating to the employees of the Company or any Company Subsidiary, (ii) no employees of the Company or any Company Subsidiary are represented by any labor union, labor organization or works council in connection with their employment with the Company or any Company Subsidiary, and (iii) there is no grievance or arbitration, unfair labor practice charge, labor strike, work stoppage, lockout, slowdown, or other material labor dispute pending or threatened against the Company or any Company Subsidiary except as would not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)         Since January 1, 2023, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company and each Company Subsidiary has been in compliance in all respects with all applicable Laws with respect to employment and labor matters, including employment practices, workers’ compensation, terms and conditions of employment, termination of employment, worker safety, wages and hours, overtime, civil rights, discrimination, pay equity, family and medical leave, immigration and the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (and any similar state, provincial or local applicable Laws), (ii) no allegations, reports or active investigations of sexual harassment, discrimination with respect to a protected classification, including race, age and gender, hostile work environment or similar misconduct have been made to Sellers regarding any executive officer of the Company, and (iii) neither the Company nor any Company Subsidiary has entered into a settlement agreement to resolve an Action that was filed or threatened in writing by any Company Service Provider alleging sexual harassment, discrimination with respect to a protected classification, including race, age and gender.

(c)         Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) there is no Action pending or, to the Knowledge of Sellers, threatened against the Company or any Company Subsidiary brought by or on behalf of any current or former employee of the Company or any Company Subsidiary, and (ii) there is no conciliation agreement or consent decree with, or citation by, any Governmental Entity relating to the Company or any Company Subsidiary’s employees or employment practices and no audit, investigation or similar proceeding is pending or, to the Knowledge of Sellers, threatened by any Governmental Entity relating to employees or employment practices.

(d)         Sellers have previously provided to Buyer a list of all the current Company Service Providers as of the date thereof, including, to the extent permitted by applicable Law, for each such employee: (i) job title; (ii) employing entity; (iii) current compensation (including (A) current base salary or wage rate and (B) descriptive information regarding short-term incentive opportunities); (iv) start date; (v) service reference date (if different from start date); (vi) work location; (vii) vacation entitlement formula; (viii) whether or not any such Company Service Provider is on leave of absence (and if so the reason for absence and the expected date of return to work, if any); (ix) visa status (if applicable); (x) classification as exempt or non-exempt for purposes of the Fair Labor Standards Act of 1938 or any other similar applicable Law and (xi) the current year’s target opportunities for incentive or discretionary bonus amounts.

3.18       Employee Benefit Plans; ERISA.

(a)          Section 3.18(a) of the Disclosure Letter sets forth a true and complete list of each material Plan.

(b)         With respect to each material Plan and each Plan subject to ERISA, Sellers have provided or made available to Buyer copies of each of the following documents: (i) a copy of the Plan (including all amendments thereto); (ii) a copy of the most recent annual report on Form 5500, if required under ERISA or the Code; (iii) if the Plan is funded through a trust or any third-party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto); (iv) the most recent actuarial reports to the extent applicable; (v) the most recent summary plan description; (vi) the most recent determination letter received from the IRS with respect to each Plan to the extent applicable; and (vii) any non-routine material correspondence within the past three (3) years to or from any Governmental Entity relating to such Plan.

(c)         Neither currently nor within the past six (6) years, has the Company or any of its ERISA Affiliates sponsored, maintained, contributed to, is or was a party to, or is or was required or obligated to contribute to, or otherwise has or had any obligation or liability in connection with, any (i) employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code, (ii) “multiemployer plan” (within the meaning of Sections 3(37) and 4001(a)(3) of ERISA), (iii) a multiple employer plan (within the meaning of Section 413 of the Code) or (iv) any multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA. Each Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification or is a prototype plan to whose sponsor a favorable opinion letter has been issued by the IRS and, to the Knowledge of Sellers, no event has occurred that would reasonably be expected to result in disqualification of such Plan.

(d)       Each Plan has been established, registered, operated, funded and administered in all material respects in accordance with its terms and applicable Law, including, but not limited to, ERISA, the Code and other applicable Law. There is no material Action pending or, to the Knowledge of Sellers, threatened, by or on behalf of any of the Plans, by any employee or beneficiary covered under any such Plan or otherwise involving any such Plan (other than routine claims for benefits). All contributions (including all employer contributions and employee salary reduction contributions) required to be made to or with respect to each Plan have been made or have been accrued for in the books and records of the Company or any Company Subsidiary in accordance with GAAP. Each Plan required to be funded under applicable Law has been so funded. With respect to each Plan, (i) neither Sellers, the Company nor any Company Subsidiary has engaged in any breach of fiduciary duty or other failure to act or comply in connection with the administration of, or investment of the assets of, a Plan in connection with which any Company, Company Subsidiary or any Plan fiduciary could reasonably be expected to incur a material liability and (ii) no non-exempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred that could reasonably be expected to result in a material liability to the Company or any Company Subsidiary.

(e)         No Plan provides for health, medical or other welfare benefits coverage after retirement or termination of service, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an employment agreement or severance agreement, plan or policy set forth on Section 3.18(e) of the Disclosure Letter providing for subsidized COBRA premiums for a terminated employee or the employee’s beneficiaries for a specified period of time following the employee’s termination.

(f)         Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event, (i) entitle any Company Service Provider to any severance pay or any other similar termination payment, (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due to any Company Service Provider by or from the Company or any Company Subsidiary, (iii) increase any benefits under any Plan, (iv) result in the forgiveness of any indebtedness of any current or former director, manager, officer or employee of the Company or any Company Subsidiary or (v) result in any payment or benefit by the Company or any Company Subsidiary to any Company Service Provider that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). No Company Service Provider is entitled to any gross-up payment with respect to any excise tax pursuant to Sections 409A or 4999 of the Code.

(g)         Section 3.18(g) of the Disclosure Letter sets forth a true and correct list of all outstanding awards pursuant to the Phantom Equity Unit Award Agreements, including with respect to each such award: (i) the name of the holder thereof, (ii) the grant date, and (iii) the expected payout in connection with the transactions contemplated by this Agreement.

(h)         Section 3.18(h) of the Disclosure Letter sets forth a true and correct list of all outstanding awards pursuant to the RSU Award Agreements, including with respect to each such award: (i) the name of the holder thereof; (ii) the number of LREP Interests subject to such RSU; (iii) the grant date; and (iv) the Pro Rata Interest.

3.19        Intellectual Property Matters.

(a)         Section 3.19(a) of the Disclosure Letter sets forth a true and correct list of all: (i) patents and patent applications; (ii) trademark registrations and applications; (iii) Internet domain name registrations; and (iv) copyright registrations and applications, in each case (i)-(iv), owned or purported to be owned by the Company or any Company Subsidiary. (A) The foregoing registrations and applications are in effect, subsisting and to the Knowledge of Sellers, valid and enforceable, in each case, in all material respects and (B) either the Company or a Company Subsidiary is the sole owner of such applications and registrations.

(b)         (i) The conduct of the business as currently conducted by the Company and the Company Subsidiaries does not infringe, misappropriate, or otherwise violate any Person’s Intellectual Property, and there is no such claim served on the Company or any Company Subsidiary and pending, or to the Knowledge of Sellers, threatened, against the Company or any Company Subsidiary, and (ii) to the Knowledge of Sellers, no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary, in the case of clauses (i) and (ii), except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c)         The Company and each Company Subsidiary makes commercially reasonable efforts to protect the confidentiality of material trade secrets used in the business of the Company and the Company Subsidiaries as currently conducted from unauthorized disclosure and loss.

(d)         The Company and Company Subsidiaries own or have valid and enforceable licenses to use all Intellectual Property rights that are used in or otherwise necessary for the conduct of the business as currently conducted, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(e)         The Company Systems operate and perform in a manner that permits the Company and the Company Subsidiaries to conduct their business as currently conducted in all material respects. The Company and the Company Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of the Company Systems they own or control against unauthorized access, interruption, disclosure, loss or corruption, and such Company Systems do not contain any faults, viruses or hardware components designed to permit unauthorized access to or disable or otherwise harm the Company Systems, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2023, there have been no failures, breakdowns or continued substandard performance of any Company Systems which have caused the substantial disruption or interruption in or to the operation of, the business of the Company or the Company Subsidiaries, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(f)         Each employee, consultant and contractor who has contributed to the creation or development of material Intellectual Property for or on behalf of the Company or any Company Subsidiary has executed a written assignment of rights to the Company or one or more of the Company Subsidiaries that conveys to the Company or one or more of the Company Subsidiaries (or the Company or one or more of the Company Subsidiaries is otherwise the owner, by operation of law or otherwise, of) any and all right, title and interest in and to all the Intellectual Property developed by such Person in connection with such Person’s contribution to such material Intellectual Property pursuant to such Person’s employment or engagement by the Company or one or more of the Company Subsidiaries.

(g)        Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have complied with its obligations under contract or applicable law relating to any material Intellectual Property (if any) developed using government funding, facilities or other resources of a university, college, other educational institution or research center, or funding from third parties that was used in the development of any material Intellectual Property used in or necessary for the conduct of the business. No Person who was involved in, or who contributed to, the creation or development of any material Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would adversely affect the Company’s or the Company Subsidiaries’ rights in any material Intellectual Property rights used in or necessary for the conduct of the business as currently conducted. No university, college, other educational institution, research center or governmental entity has any rights, title or interests to any material Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

(h)         (i) None of the software owned or purported to be owned by the Company or any Company Subsidiary incorporates, links to or otherwise uses any open source software in a manner that would require the Company or any Company Subsidiary to (A) publicly distribute or disclose the source code for any material proprietary software owned or purported to be owned by the Company or any Company Subsidiary, (B) waive any material Intellectual Property rights owned or purported to be owned by the Company or any Company Subsidiary or (C) license to any Person free of charge any material proprietary software owned or purported to be owned by the Company or any Company Subsidiary and (ii) except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary is in compliance with all open source licenses applicable to its use of any software governed by such license.

(i)         Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) the artificial intelligence, automation and machine learning technology (collectively, “AI Technology”) that is created, trained, used, promoted, advertised, tested or provided by the Company or the Company Subsidiaries has been done so by the Company and the Company Subsidiaries in compliance with all applicable Laws, and (ii) all data (including Personal Information) used in connection with or input into such AI Technology (including for purposes of training such AI Technology) has been collected and processed by the Company and its Subsidiaries in compliance with all applicable Laws. Neither the Company nor any of the Company Subsidiaries has, since January 1, 2023, been subject to any proceeding (pending or, to the Knowledge of Sellers, threatened) related to its creation, training, use, promotion, advertisement, testing or provision of AI Technology, other than proceedings that, if determined adversely to the Company or such Company Subsidiary, would not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(j)          The Company and the Company Subsidiaries (i) maintain in all material respects commercially reasonable backup and data recovery, disaster recovery and business continuity plans and procedures; and (ii) act in material compliance therewith.

3.20        Data Privacy Matters.

(a)         Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary complies, and, since January 1, 2023, has complied with all (i) applicable Laws, (ii) Contracts, (iii) binding industry standards, and (iv) policies and procedures established by the Company and each Company Subsidiary relating to data protection, privacy and security and the collection, use and processing of Personal Information (collectively, the “Privacy Requirements”).

(b)         The Company and each Company Subsidiary has, in all material respects, at all times, since January 1, 2023, taken commercially reasonable steps designed to ensure that the Personal Information gathered or accessed in the course of the operations of the Company and any Company Subsidiary is protected against loss and against unauthorized or unlawful access, use, modification or disclosure. Since January 1, 2023, there has been no material Security Incident experienced by the Company or any Company Subsidiary. To the Knowledge of Sellers, there are no facts or circumstances that would reasonably be expected to give rise to a material Security Incident.

(c)         No written notice or Action has, since January 1, 2023, been received from, and to the Knowledge of Sellers, none is threatened by, any Person or Governmental Entity against the Company or any Company Subsidiary alleging a violation of any Privacy Requirements in any material respect.

3.21       FERC Matters.

(a)        Long Ridge Energy Generation LLC, a Delaware limited liability company and a Company Subsidiary (“PowerCo”), is an Exempt Wholesale Generator. Neither the Company nor any Company Subsidiary is subject to, or not exempt from, (i) regulation (A) as a “holding company” or an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” within the meaning of PUHCA or the implementing regulations of FERC, other than, in the case of PowerCo, with respect to the compliance requirements of an Exempt Wholesale Generator or a holding company that is a “holding company” within the meaning of PUHCA solely by virtue of its ownership interests in Exempt Wholesale Generators, or (B) by FERC as a “natural gas company” under the NGA, or (ii) whether or not a specific exemption has been granted, financial, organizational or rate regulation under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder as a public utility, gas distribution company, electric utility, electric light company or a holding company of any of the foregoing.

(b)        Except for PowerCo and Long Ridge Retail Electric Supplier LLC (“RetailCo”), neither the Company nor any Company Subsidiary is subject to regulation as a public utility under the FPA. To the Knowledge of Sellers, neither the Company nor any Company Subsidiary is subject to a pending Action by FERC, the Commodity Futures Trading Commission, an independent system operator or regional transmission operator or the market monitor thereof or any state agency, attorney general or consumer counsel.

(c)          To the Knowledge of Sellers, no Order has been issued or is proposed to be issued by any Governmental Entity that, as a result of the leasing, ownership, development, construction, operation or maintenance of the Electric Properties by the Company or any Company Subsidiary, the sale of electricity therefrom by the Company or any Company Subsidiary, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby would reasonably be expected to cause or deem the Company or any Company Subsidiary to be subject to, or not exempted from, regulation under PUHCA (except for PowerCo as an Exempt Wholesale Generator under PUHCA), or treated as a public utility under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder, respecting the rates or the financial or organizational regulation of electric utilities.

(d)       Both PowerCo and RetailCo have (i) received MBR Authority from FERC, and such MBR Authority has not been canceled, revoked, terminated, or withdrawn, and (ii) complied in all material respects with all requirements, conditions, or directives set forth in FERC’s order granting MBR Authority and other regulatory requirements, including reporting requirements, related to receiving MBR Authority.

3.22       Gas Property Matters.

(a)         The Company and Company Subsidiaries hold Defensible Title to each of the Gas Properties reflected in the Reserve Report, free and clear of any lawful and valid claims by any Person claiming or purporting to claim title to such Gas Property or any part thereof, in each case, to the extent arising by, through or under the Company or its Affiliates (including any Seller), but not otherwise.

(b)        The factual, non-interpretative data supplied to the Independent Petroleum Engineers relating to the Gas Properties covered by the Reserve Report, by or on behalf of the Company and the Company Subsidiaries that was material to the Independent Petroleum Engineer’s estimates of oil and gas reserves applicable to the Gas Properties of the Company and the Company Subsidiaries in connection with the preparation of the Reserve Report was, as of the time provided, accurate in all material respects. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production in accordance with good industry practices, there have been no changes in respect of the matters addressed in the Reserve Report that have had, or to the Knowledge of Sellers, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the date of the Reserve Report, neither the Company nor any Company Subsidiary has sold, transferred, conveyed or otherwise disposed of any of the Gas Properties forming the basis for the reserves reflected in the Reserve Report.

(c)        Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) all royalties, minimum royalties, overriding royalties, rentals, shut-ins and other Production Burdens owed to any Person under (or otherwise with respect to) any Gas Properties have been properly and timely paid or are being contested in good faith (other than any such amounts that are being held in suspense by the Company or any Company Subsidiary in accordance with applicable Law), and (ii) neither the Company nor any Company Subsidiary (and, to the Knowledge of Sellers, no third-party operator) has (x) received written notice from any other party to any Oil and Gas Lease that such Company or Company Subsidiary (as applicable) is in breach or default under any Oil and Gas Lease, or (y) violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease that affects the Gas Properties (or entitle the counterparty thereunder to cancel or terminate such Oil and Gas Lease).

(d)         Upon the receipt of each Required Oil and Gas Consent set forth in Section 3.22(d) of the Disclosure Letter, except as would not reasonable be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the consummation of the transactions contemplated hereby will not trigger, violate, contravene or conflict with, or result in a breach of, any preferential purchase right, right of first or last offer, negotiation or refusal, tag right, purchase option or consent that is binding upon any of the Gas Properties.

(e)         There is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contract with respect to the Gas Properties that is binding on the Company or any Company Subsidiary that could reasonably be expected to require expenditures in excess of $500,000.

(f)         Section 3.22(f) of the Disclosure Letter sets forth the amount of any material over-production, under-production, over-delivery, under-delivery or similar imbalance of Hydrocarbons produced from or allocated to the Gas Properties, regardless of whether such imbalance arises at the wellhead, pipeline, gathering system, transportation system, processing plant or other location (other than any such over-production, under-production, over-delivery, under-delivery or similar imbalance arising in the ordinary course of business).

(g)         None of the Company, the Company Subsidiaries, Sellers or their respective Affiliates is the record operator of any Well associated with the Gas Properties. To the Knowledge of Sellers, (i) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Gas Properties owned or held by the Company or any Company Subsidiary have been operated as a reasonably prudent operator in accordance with good industry practices and at all times in accordance with applicable Laws, (ii) all Hydrocarbon, water, CO2 or injection wells and any tangible equipment located on any of the Gas Properties have been drilled, completed and operated, in legal locations and within the limits permitted by all applicable Oil and Gas Leases or Material Contracts, (iii) no such Well is subject to penalties on allowables on or after the Closing because of any over-production or any other violation of applicable Law, and (iv) there are no such Wells or tangible equipment included in the Gas Properties that are currently required by any Governmental Entity, applicable Law or Oil and Gas Lease or Material Contract to be suspended, reworked, modified, plugged, decommissioned, dismantled, temporarily abandoned, abandoned, remediated or reclaimed, or for which any written notice from a third party pursuant to an Oil and Gas Lease has been received alleging that such well or any tangible equipment included therein should have been previously suspended, reworked, modified, plugged, abandoned, remediated or reclaimed.

(h)        The Company and the Company Subsidiaries, as applicable, have such easements, rights-of-way, permits and licenses as are adequate and sufficient to conduct its business in the ordinary course consistent with past practices. All tangible equipment included in the Gas Properties, used in connection with the operation of the Gas Properties or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery and rolling stock) are in a good state of repair and are adequate and sufficient to maintain operations in the ordinary course consistent with past practices (ordinary wear and tear excepted).

3.23       Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with, or arising out of, (a) the process by which Sellers, the Company or their respective Representatives solicited, discussed or negotiated a potential transaction contemplating a sale of all or substantially all of the LREP Interests (including by way of merger) or the assets of the Company and the Company Subsidiaries, taken as a whole, (b) the negotiation, preparation or execution of this Agreement and the Ancillary Agreements or (c) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Sellers, the Company or any Company Subsidiary (or under which any of Sellers, the Company or any Company Subsidiary may be liable).

3.24        Material Third Parties.

(a)         Section 3.24(a) of the Disclosure Letter sets forth a true, complete and correct list of the five (5) largest customers and the ten (10) largest vendors and suppliers (in each case by dollar volume) of the Company and the Company Subsidiaries during calendar year 2025 (collectively, the “Material Third Parties” and each individually, a “Material Third Party”). There are no outstanding disputes with any Material Third Parties, except such disputes as would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)        Since December 31, 2025, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has received any written notice (including by email) from any Material Third Party stating that such Material Third Party (i) is (x) cancelling, stopping, not renewing or terminating its relationship with the Company or the Company Subsidiaries or (y) adversely modifying its relationship with the Company or the Company Subsidiaries (including decreasing the rate of its business with the Company and the Company Subsidiaries) or (ii) intends to take any actions contemplated in clauses (x) or (y).

3.25        EB-5 Loan Matters.

(a)         The Company and the Company Subsidiaries have complied with all obligations under the EB-5 Loan Agreement applicable to the Company and the Company Subsidiaries, in each case, except to the extent that the failure to comply therewith is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)         No event has occurred and is continuing that constitutes, or would reasonably be expected to constitute, a default or an event of default under the EB-5 Loan Agreement. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there is no pending or, to the Knowledge of Sellers, threatened Action by the U.S. Citizenship and Immigration Services or any Governmental Entity against the Company or any Company Subsidiaries relating to the EB-5 Loan Agreement.

(c)         Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there is no Action pending or, to the Knowledge of Sellers, threatened by any EB-5 investor against the Company or any Company Subsidiaries relating to the EB-5 Loan Agreement.

3.26      Disclaimer of Sellers. (A) EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE III OR THE ANCILLARY AGREEMENTS, NONE OF SELLERS, THE COMPANY, THE COMPANY SUBSIDIARIES, FIG LLC OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR ANY COMPANY SUBSIDIARY, THE BUSINESS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, OR THE LREP INTERESTS OR THE CAPITAL STOCK OR OTHER EQUITY INTERESTS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, OR THE ASSETS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OR (II) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR ANY COMPANY SUBSIDIARY, THE BUSINESS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, THE LREP INTERESTS, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED OR ASSUMED PURSUANT HERETO, AND (B) EXCEPT AS PROVIDED HEREIN, NONE OF SELLERS, FIP, FIG LLC, THE COMPANY OR THE COMPANY SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO BUYER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER, ITS AFFILIATES OR REPRESENTATIVES OF, OR BUYER’S USE OF, ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS RELATING TO THE COMPANY OR ANY COMPANY SUBSIDIARY, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS MADE AVAILABLE TO BUYER, WHETHER ORALLY OR IN WRITING, IN ANY DATA ROOM RELATING TO THE TRANSACTION, IN MANAGEMENT PRESENTATIONS, OFFERING MATERIALS, SITE TOURS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, DILIGENCE CALLS OR MEETINGS, RESPONSES TO QUESTIONS OR REQUESTS SUBMITTED BY OR ON BEHALF OF BUYER, ANY DOCUMENTS PREPARED BY, OR ON BEHALF OF, SELLERS, FIG LLC, THE COMPANY OR ANY COMPANY SUBSIDIARY WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY OR IN ANY OTHER FORM IN CONSIDERATION OR INVESTIGATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF SELLERS, FIG LLC, THE COMPANY AND EACH COMPANY SUBSIDIARY EXPRESSLY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS, WARRANTIES, INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS AND OTHER MATERIALS, WHETHER MADE OR FURNISHED BY SELLERS, FIG LLC, THE COMPANY, THE COMPANY SUBSIDIARIES, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to each Seller and FIP as follows:

4.1         Organization. Buyer is a corporation, duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now being conducted.

4.2         Authority; Enforceability. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and any Ancillary Agreement to which it is a party have been duly authorized by all necessary corporate action by Buyer, and no other corporate action or proceeding on the part of Buyer is necessary to authorize this Agreement and any Ancillary Agreement to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and any Ancillary Agreement to which it is a party has been duly executed and delivered by Buyer and assuming due and valid authorization, execution and delivery hereof by the other parties hereto and thereto, constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by Enforceability Exceptions.

4.3          No Conflict; Required Filings and Consents.

(a)         The execution and delivery by Buyer of this Agreement and any Ancillary Agreement to which it is a party does not, and the performance by Buyer of its obligations under this Agreement and any Ancillary Agreement to which it is a party will not, (i) conflict with or violate the Organizational Documents of Buyer in any respect, (ii) assuming compliance with the matters set forth in Sections 3.5(b) and 4.3(b), violate or result in a breach of or constitute a default under any applicable Law or other restriction of any Governmental Entity applicable to Buyer or by or to which any of Buyer’s properties or assets is bound or subject or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any material Contract, or result in the creation of a Lien (other than Permitted Liens) on any of the material assets or properties of Buyer; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts or defaults that have not had, and would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of Buyer to consummate the transactions contemplated hereby and thereby.

(b)         The execution and delivery of this Agreement and any Ancillary Agreement to which it is a party by Buyer does not, and the performance by Buyer of its obligations under this Agreement and any Ancillary Agreement to which it is a party will not, require Buyer to obtain any Consent of any Governmental Entity or third party except for (i) applicable requirements of the HSR Act, (ii) the STB Approval, and (iii) such other Consents, the failure of which to make or obtain, would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of Buyer to consummate the transactions contemplated hereby and thereby.

4.4          Absence of Litigation.

(a)        As of the date hereof, there is no Action pending or, to the knowledge of Buyer, threatened against Buyer, other than Actions that, if determined adversely to Buyer, would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of Buyer to consummate the transactions contemplated hereby.

(b)         Buyer is not a party or subject to or in default under any applicable Order, other than those that have not had, and would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of Buyer to consummate the transactions contemplated hereby.

4.5          Debt Financing.

(a)          As of the date hereof, Buyer has delivered to Sellers a true, complete and correct copy of the duly executed Debt Commitment Letter, dated as of the date hereof, pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided the aggregate amounts set forth therein to Buyer or the Company. As of the date hereof, Buyer has also delivered to Sellers true, complete and correct copies of the executed Debt Fee Letter, which may be redacted solely with respect to the fee amounts, market “flex” and economic terms, none of which expand the conditions to obtaining the Debt Financing on the Closing Date or adversely affect the enforceability or impact the aggregate principal amount (other than through the operation of additional original issue discount or upfront fees) of the Debt Financing in connection with the Debt Commitment Letter.

(b)          As of the date hereof, the Debt Financing Letters (i) are in full force and effect and constitute a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, (ii) have not been amended, modified, supplemented or restated in any respect and no provisions or rights thereunder have been waived and (iii) the respective commitments contained in the Debt Financing Letters have not been withdrawn, terminated, repudiated, reduced or rescinded and, to the knowledge of Buyer, no such withdrawal, termination, repudiation or rescission is contemplated. There are no other Contracts to which Buyer or any of its Affiliates is a party that could affect the availability of the Debt Financing contemplated by the Debt Financing Letters.

(c)          The Debt Financing, if and when funded in accordance with the Debt Financing Letters and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), and together with cash on hand or other immediately available funds of Buyer (including cash from one or more equity offerings), shall provide Buyer with cash proceeds on the Closing Date sufficient and available to (i) satisfy all obligations of Buyer under this Agreement and the Debt Financing Letters, and (ii) pay (A) the aggregate consideration required to be paid by Buyer hereunder (including to pay the amounts required to be paid by Buyer at or prior to the Effective Time pursuant to Article I and Article II), (B) any and all fees and expenses, including Transaction Expenses, required to be paid by Buyer on the Closing Date in connection with the transactions contemplated hereby or thereby and (C) any and all amounts in connection with the refinancing or repayment of any outstanding indebtedness of the Company or its Subsidiaries required by this Agreement (the “Required Funding Amount”).

(d)         There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing on the Closing Date (including any flex provisions), other than the conditions precedent expressly set forth in the Debt Commitment Letter, and, as of the date hereof, assuming the satisfaction of the conditions set forth in Article VII, Buyer has no reason to believe that (i) it or any other party thereto will not be able to satisfy any term or condition of the Debt Commitment Letter, including any condition to the closing of the Debt Financing, on or prior to the Closing Date or (ii) the Debt Financing will not be made available to Buyer in an amount sufficient, taking into account all other sources of proceeds, to fund the Required Funding Amount.

(e)       As of the date hereof, Buyer is not, nor is, to the knowledge of Buyer, any other party to any Debt Financing Letter, in default in the performance, observation or fulfillment of any obligation, covenant or condition contained in any Debt Financing Letter, and, assuming the satisfaction of the conditions set forth in Article VII, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, could be expected to (i) constitute or result in a default under or breach on the part of Buyer or, to the knowledge of Buyer, on the part of any other party under any Debt Financing Letter, (ii) constitute or result in a failure by Buyer or any other party to any Debt Financing Letter to satisfy, or any delay in satisfaction, of any condition or other contingency to the full funding of the Debt Financing, (iii) make any assumptions or any of the statements set forth in any Debt Financing Letter inaccurate in any material respect or (iv) otherwise result in any portion of the Debt Financing that is needed, taking into account all other sources of proceeds, to fund the Required Funding Amount being unavailable on a timely basis, and in any event, not later than the Closing Date. Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which could be expected to delay or impair the ability of Buyer to obtain the Debt Financing. Buyer has paid in full any and all commitment or other fees required to be paid on or prior to the date of this Agreement pursuant to the terms of the Debt Financing Letters, and will pay in full any such amounts due on or before the Closing Date.

(f)         Buyer hereby acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, none of its obligations hereunder (including the obligation to consummate the transactions contemplated hereby) are subject to any conditions regarding Buyer’s or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement and the other agreements and documents contemplated hereby.

4.6        Solvency. As of the Effective Time, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Net Purchase Price and any adjustments thereto pursuant to Section 1.3, any assumption, repayment or refinancing of Indebtedness contemplated in this Agreement, and the payment of all related fees and expenses and payment of any Transaction Expenses and assuming for these purposes the accuracy of the representations and warranties set forth in Article III, Buyer, the Company and the Company Subsidiaries shall be Solvent. For the purposes of this Section 4.6, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “fair saleable value” of such Person’s assets will, as of such date, exceed (i) the value of all “liabilities, including contingent and other liabilities,” of such Person, as applicable, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its respective existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Affiliates.

4.7         Investment Intent. Buyer is acquiring the LREP Interests solely for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any applicable federal or state securities Law. Buyer is an “accredited investor” as that term is defined in Regulation D promulgated by the U.S. Securities and Exchange Commission under the Securities Act. Buyer shall not offer to sell or otherwise dispose of the LREP Interests in violation of any applicable Law to any such offer, sale or other disposition. Buyer acknowledges that (a) the LREP Interests have not been registered under the Securities Act or any other securities Laws and that the LREP Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act, and the LREP Interests are registered under the Securities Act or any other securities Laws or sold pursuant to an exemption from registration the Securities Act or any other securities Laws; (b) there is no public market for the LREP Interests and there can be no assurance that a public market will develop; and (c) it is informed as to the risks of the transactions contemplated hereby and of ownership of the LREP Interests and that it has the ability to bear the economic risks of the prospective investment pursuant to this Agreement (including the potential for the loss of such investment in its entirety).

4.8        Pending Transactions. Neither Buyer nor any of its Affiliates is a party to any pending transaction or contemplating any transaction, in each case, to acquire (by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in, or by any other similar transaction) any Person (or business division or unit thereof), where, in the case of such contemplated transaction, the entering into of a definitive agreement relating to or, in either case, the consummation of such transaction would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Consents, Orders or Required Regulatory Approvals necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (b) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby or (c) otherwise materially delay the consummation of the transactions contemplated hereby.

4.9       Inspection; Independent Investigation; No Reliance. Buyer is an informed and sophisticated purchaser and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Company, the Company Subsidiaries, and the LREP Interests. In addition, Buyer has engaged advisors experienced in the evaluation and purchase of companies such as the Company and the Company Subsidiaries. Buyer acknowledges and agrees that it has (a) completed such inquiries and independent investigations into the business of the Company and the Company Subsidiaries as it has deemed necessary and sufficient to make an independent and informed decision with respect to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (b) been furnished with or afforded access to and the opportunity to review the books, records, facilities and personnel of Sellers, the Company and the Company Subsidiaries for purposes of conducting a due diligence investigation of the business of the Company and the Company Subsidiaries. Buyer has conducted to its satisfaction an independent due diligence investigation of the Company and the Company Subsidiaries. Buyer expressly acknowledges and agrees that none of Sellers, their respective Affiliates or any other Person has made, makes or is authorized to make any representations or warranties to Buyer, express or implied, other than those representations and warranties of Sellers expressly set forth in Article III or any Ancillary Agreement, and that none of Sellers, FIG LLC, the Company, any Company Subsidiary, their respective Affiliates or any other Person shall be subject to any liability or any claim by Buyer in respect of such other representations or warranties. In making its determination to acquire the LREP Interests and proceed with the transactions contemplated by this Agreement, Buyer expressly acknowledges and agrees that it has relied exclusively on its own independent investigation and the representations and warranties of Sellers expressly set forth in Article III or any Ancillary Agreement, and that it is not relying on and expressly disclaims reliance on any other statement, representation or warranty made by Sellers, FIG LLC, the Company, any Company Subsidiary, their respective Affiliates or any other Person, including those relating to such Seller, FIG LLC, the Company, the Company Subsidiaries, the LREP Interests or the transactions contemplated hereby, or any of their respective financial condition, business, operations, results of operations, properties, assets, liabilities or prospects, or any estimate, projection, prediction, data, financial information, teaser, confidential information presentation or any other materials or information provided or addressed to Buyer, its Affiliates or its and their respective Representatives or any other Person, including with respect to the accuracy or completeness of any such information.

4.10       Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with, or arising out of (a) the negotiation, preparation or execution of this Agreement and the Ancillary Agreements or (b) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Buyer or any of its Affiliates (or under which Buyer or any of its Affiliates may be liable).

4.11       NO OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT AS EXPRESSLY PROVIDED BY A REPRESENTATION OR WARRANTY IN ARTICLE III, OR THE ANCILLARY AGREEMENTS, BUYER ACKNOWLEDGES AND AGREES THAT NONE OF SELLERS, THE COMPANY, FIG LLC OR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE LREP INTERESTS, ANY OTHER EQUITY INTEREST OF THE COMPANY OR THE COMPANY SUBSIDIARIES, THE COMPANY, THE COMPANY SUBSIDIARIES, THE BUSINESS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, THE ASSETS OF THE COMPANY OR ANY COMPANY SUBSIDIARY OR OTHER MATTERS THAT ARE NOT SPECIFICALLY INCLUDED IN THIS AGREEMENT, THE DISCLOSURE LETTER OR THE ANCILLARY AGREEMENTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF SELLERS, THE COMPANY, FIG LLC OR ANY OTHER PERSON HAS MADE A REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO, AND NONE OF SELLERS, THE COMPANY, FIG LLC OR ANY OTHER PERSON SHALL BE SUBJECT TO ANY LIABILITY TO BUYER OR ANY OTHER PERSON RESULTING FROM, SELLERS, THE COMPANY OR THEIR RESPECTIVE REPRESENTATIVES MAKING AVAILABLE TO BUYER, (I) ANY PROJECTIONS, ESTIMATES OR BUDGETS FOR THE COMPANY OR ANY OF THE COMPANY SUBSIDIARIES, OR (II) ANY MATERIALS, DOCUMENTS OR INFORMATION RELATING TO THE COMPANY OR ANY OF THE COMPANY SUBSIDIARIES, THE LREP INTERESTS, THE OTHER EQUITY INTERESTS OF THE COMPANY OR THE COMPANY SUBSIDIARIES, SELLERS, THE BUSINESS OR THE ASSETS OF THE COMPANY OR ANY OF THE COMPANY SUBSIDIARIES MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISORS IN CERTAIN DATA ROOMS, OFFERING MEMORANDUM, CONFIDENTIAL INFORMATION MEMORANDUM, MANAGEMENT PRESENTATIONS OR OTHERWISE, IN EACH CASE, EXCEPT AS EXPRESSLY COVERED BY A REPRESENTATION OR WARRANTY SET FORTH IN ARTICLE III OR THE ANCILLARY AGREEMENTS. IN CONNECTION WITH BUYER’S INVESTIGATION OF THE BUSINESS, SELLERS HAVE DELIVERED OR MADE AVAILABLE TO BUYER AND ITS RESPECTIVE AFFILIATES, AGENTS AND REPRESENTATIVES, CERTAIN BUDGETS, PROJECTIONS AND FORECASTS, INCLUDING PROJECTED FINANCIAL STATEMENTS, CASH FLOW ITEMS AND OTHER DATA OF THE COMPANY AND THE COMPANY SUBSIDIARIES RELATING TO THEIR BUSINESS AND CERTAIN BUSINESS PLAN INFORMATION OF THEIR BUSINESS. BUYER ACKNOWLEDGES THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH BUDGETS, PROJECTIONS AND FORECASTS AND PLANS AND ACCORDINGLY IS NOT RELYING ON THEM, THAT BUYER IS FAMILIAR WITH SUCH UNCERTAINTIES, THAT BUYER IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL BUDGETS, PROJECTIONS AND FORECASTS AND PLANS SO FURNISHED TO IT, AND THAT BUYER AND ITS AFFILIATES, AGENTS AND REPRESENTATIVES SHALL HAVE NO CLAIM AGAINST ANY PERSON WITH RESPECT THERETO. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT, IT IS THE EXPLICIT INTENT OF THE PARTIES THAT SELLERS, FIG LLC, THE COMPANY AND EACH OF THEIR RESPECTIVE AFFILIATES ARE NOT MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN IN ARTICLE III OR THE ANCILLARY AGREEMENTS, INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, NON-INFRINGEMENT, MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE AS TO ANY OF THE ASSETS OF THE BUSINESS OF THE COMPANY AND THE COMPANY SUBSIDIARIES AND, EXCEPT AS EXPRESSLY PROVIDED BY A REPRESENTATION OR WARRANTY IN ARTICLE III OR THE ANCILLARY AGREEMENTS, AS APPLICABLE, IT IS UNDERSTOOD THAT BUYER IS ACQUIRING THE BUSINESS OF THE COMPANY AND THE COMPANY SUBSIDIARIES, THE LREP INTERESTS AND THE ASSETS OF THE BUSINESS OF THE COMPANY AND THE COMPANY SUBSIDIARIES, “AS IS” AND “WHERE IS” WITH ALL FAULTS AS OF THE CLOSING DATE WITH ANY AND ALL DEFECTS.

4.12      DISCLAIMER OF BUYER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, NEITHER BUYER NOR ANY OTHER PERSON MAKES ANY REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO BUYER OR ITS BUSINESSES, OPERATIONS, ASSETS, STOCK OR OWNERSHIP INTERESTS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OR ANY INFORMATION PROVIDED TO THE COMPANY, THE COMPANY SUBSIDIARIES, SELLERS, FIP OR ANY SECURITYHOLDER OF THE FOREGOING.  EACH OF SELLERS AND FIP HEREBY EXPRESSLY WAIVES ANY CLAIMS AND CAUSES OF ACTION AND ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE IN EACH CASE RELATING TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO THE COMPANY, THE COMPANY SUBSIDIARIES, SELLERS, FIP OR ANY REPRESENTATIVE OF THE FOREGOING BY OR ON BEHALF OF BUYER PARENT.  NEITHER THE COMPANY, THE COMPANY SUBSIDIARIES, SELLERS NOR FIP NOR ANY OF THEIR AFFILIATES HAS BEEN INDUCED BY, OR RELIED UPON, ANY REPRESENTATION, WARRANTY, COVENANT OR STATEMENT (WRITTEN OR ORAL), WHETHER EXPRESS OR IMPLIED, MADE BY BUYER THAT ARE NOT EXPRESSLY SET FORTH IN THIS ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT AND FIP

Each of (a) Buyer Parent hereby represents and warrants to Sellers and FIP, on the one hand, and (b) FIP hereby represents and warrants to Buyer and Buyer Parent, on the other hand, as follows:

5.1         Organization. Such party is a corporation, duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now being conducted.

5.2       Authority; Enforceability. Such party has all requisite corporate power and authority to execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform its obligations under and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by such party of this Agreement and any Ancillary Agreement to which it is a party have been duly authorized by all necessary corporate action by such party, and no other action or corporate proceeding on the part of such party is necessary to authorize this Agreement and any Ancillary Agreement to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and any Ancillary Agreement to which it is a party has been duly executed and delivered by such party and assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms, except as such enforceability may be limited by Enforceability Exceptions.

5.3          No Conflict; Required Filings and Consents.

(a)         The execution and delivery by such party of this Agreement and any Ancillary Agreement to which it is a party does not, and the performance by Buyer Parent of its obligations under this Agreement and any Ancillary Agreement to which it is a party will not, (i) conflict with or violate the Organizational Documents of such party in any respect, (ii) assuming compliance with the matters set forth in Sections 3.5(b) and 4.3(b), violate or result in a breach of or constitute a default under any applicable Law or other restriction of any Governmental Entity applicable to such party or by or to which any of such party’s properties or assets is bound or subject or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any material Contract, or result in the creation of a Lien (other than Permitted Liens) on any of the material assets or properties of such party; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts or defaults that have not had, and would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of such party to consummate the transactions contemplated hereby or thereby.

(b)       The execution and delivery of this Agreement and any Ancillary Agreement to which it is a party by Buyer Parent does not, and the performance by Buyer Parent of its obligations under this Agreement and any Ancillary Agreement to which it is a party will not, require Buyer Parent to obtain any Consent of any Governmental Entity or third party except for such Consents, the failure of which to make or obtain, would not reasonably be expected to, individually or in the aggregate, prohibit or materially restrict, impede or delay the ability of such party to consummate the transactions contemplated hereby or thereby.

5.4          DISCLAIMER.

(a)          SOLELY WITH RESPECT TO BUYER PARENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE V, NEITHER BUYER PARENT NOR ANY OTHER PERSON MAKES ANY REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO BUYER PARENT OR ITS BUSINESSES, OPERATIONS, ASSETS, STOCK OR OWNERSHIP INTERESTS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OR ANY INFORMATION PROVIDED TO THE COMPANY, THE COMPANY SUBSIDIARIES, SELLERS, FIP OR ANY SECURITYHOLDER OF THE FOREGOING.  EACH OF SELLERS AND FIP HEREBY EXPRESSLY WAIVES ANY CLAIMS AND CAUSES OF ACTION AND ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE IN EACH CASE RELATING TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO THE COMPANY, THE COMPANY SUBSIDIARIES AND THEIR RESPECTIVE AGENTS BY OR ON BEHALF OF BUYER PARENT.  NEITHER THE COMPANY, THE COMPANY SUBSIDIARIES NOR ANY OF THEIR AFFILIATES HAS BEEN INDUCED BY, OR RELIED UPON, ANY REPRESENTATION, WARRANTY, COVENANT OR STATEMENT (WRITTEN OR ORAL), WHETHER EXPRESS OR IMPLIED, MADE BY BUYER PARENT THAT ARE NOT EXPRESSLY SET FORTH IN THIS ARTICLE V.

(b)         SOLELY WITH RESPECT TO FIP, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE V, NEITHER FIP NOR ANY OTHER PERSON MAKES ANY REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO FIP OR ITS BUSINESSES, OPERATIONS, ASSETS, STOCK OR OWNERSHIP INTERESTS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OR ANY INFORMATION PROVIDED TO BUYER OR BUYER PARENT.  EACH OF BUYER AND BUYER PARENT HEREBY EXPRESSLY WAIVES ANY CLAIMS AND CAUSES OF ACTION AND ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE IN EACH CASE RELATING TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYER OR BUYER BY OR ON BEHALF OF FIP.  NEITHER BUYER, BUYER PARENT NOR ANY OF THEIR AFFILIATES HAS BEEN INDUCED BY, OR RELIED UPON, ANY REPRESENTATION, WARRANTY, COVENANT OR STATEMENT (WRITTEN OR ORAL), WHETHER EXPRESS OR IMPLIED, MADE BY FIP THAT ARE NOT EXPRESSLY SET FORTH IN THIS ARTICLE V.

ARTICLE VI

COVENANTS

6.1        Affirmative Covenants of Sellers. From the date hereof to the Closing or the earlier termination of this Agreement pursuant to Article VIII, Sellers shall, and shall cause the Company and each Company Subsidiary to, unless (a) otherwise expressly contemplated, provided for or required by the terms of this Agreement, (b) set forth on Section 6.1 of the Disclosure Letter, (c) required by applicable Law or (d) consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), use their respective reasonable best efforts to (i) operate the business of the Company and the Company Subsidiaries in all material respects in the ordinary course of business (including with respect to cash and working capital management processes), (ii) comply in all material respects with all applicable Law in the operation of the business of the Company and the Company Subsidiaries, (iii) preserve substantially intact its business organization and relationships with its material customers, suppliers, lenders, workforce and others having material business relationships with it and (iv) make capital expenditures in the ordinary course of business in all material respects as contemplated by the current capital expenditures budget of the Company and the Company Subsidiaries made available to Buyer. Notwithstanding the foregoing, during the period from the date hereof until the Closing or the earlier termination of this Agreement pursuant to Article VIII, Sellers, the Company and each Company Subsidiary shall be permitted to utilize any and all unrestricted and available Cash and Cash Equivalents of the Company and the Company Subsidiaries from time to time to (w) pay any Transaction Expenses, (x) repay any outstanding Indebtedness of the Company and the Company Subsidiaries, (y) declare and pay one or more dividends or other distributions to Sellers, the Company or any Company Subsidiary, as applicable, out of funds legally available therefore or (z) for any other purpose, in each case, at such times and in such amounts as the Company or applicable Company Subsidiary, as applicable, shall deem necessary, appropriate or desirable and to the extent such uses are incorporated into the calculation of the Net Purchase Price.

6.2         Negative Covenants of Sellers. From the date hereof until the Closing or the earlier termination of this Agreement pursuant to Article VIII, Sellers shall not permit the Company or any of the Company Subsidiaries to do any of the following, except (i) as expressly contemplated, provided for or required by the terms of this Agreement, (ii) as set forth on Section 6.2 of the Disclosure Letter, (iii) as required by applicable Law or (iv) as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) (provided that (x) none of the following shall be construed to restrict the right and ability of the Company or any Company Subsidiary, prior to the Closing, to take any action expressly permitted under the last sentence of Section 6.1 and (y) nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Closing):

(a)         (i) hire any Person to be an officer or employee of the Company or any Company Subsidiary or engage any other service provider to provide services to the Company or any Company Subsidiary, in either case, except for the hiring or engagement of Persons with annual base pay or rate and target bonus opportunity not in excess of $150,000, or (ii) terminate (except for cause) the employment or engagement of any Company Service Provider, except for terminations in the ordinary course of business and for the termination of employment or engagement of Company Service Providers with an annual base pay or rate and target bonus opportunity not in excess of $150,000;

(b)        (i) effect any reorganization or recapitalization with respect to, (ii) split, combine, redeem or reclassify, (iii) issue or authorize or propose the issuance of, (iv) deliver, award, grant, sell or dispose of, pledge or encumber, or (v) authorize any of the foregoing with respect to, in each case, any capital stock, awards under the Equity Plan or other equity interest in the Company or the Company Subsidiaries (including options, warrants and instruments convertible into equity) (whether by merger, consolidation or otherwise) or any securities or rights convertible into, exchangeable or exercisable for, or that derive their value from any such shares or other equity interest, or any rights, warrants or options to acquire or with respect to any such shares or other equity interest, other than, in each case, any issuances carried out exclusively between or among Sellers, the Company and the Company Subsidiaries, the vesting and settlement of RSUs in accordance with the terms of the applicable RSU Award Agreement and forfeitures of RSUs upon termination of employment or service or repurchases pursuant to the net share settlement of RSUs;

(c)          (i) change any annual accounting period or adopt or change any of its material methods of accounting in effect as of the date hereof, except as required by GAAP, (ii) make, change or rescind any material election relating to Taxes, (iii) prepare and file any Tax Return in a manner which is not consistent with past practice in all material respects, (iv) amend any material Tax Returns in any material respect, (v) consent or agree to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except, in each case, resulting from an ordinary course “automatic” extension of the time to file any Tax Return that is granted without separate approval by a Governmental Entity, (vi) settle or compromise any material Action relating to Taxes or enter into any closing agreement in respect of material amounts of Taxes, (vii) enter into any Tax partnership agreement or any Tax allocation, sharing or indemnity Contract (other than customary provisions of any commercial Contract the principal subject matter of which is not Taxes), or (viii) surrender any right to claim a refund of material amounts of Taxes;

(d)        incur, assume or guarantee any Indebtedness in excess of $1,000,000, whether or not evidenced by a note, bond, debenture, guarantee or similar instrument, other than (i) prior to the Closing, ordinary course borrowings under the Credit Agreements, the EB-5 Loan Agreement, the LC Agreement or the Citizens LC and (ii) with respect to any Indebtedness solely between or among the Company and any Company Subsidiaries, or between or among the Company Subsidiaries;

(e)         enter into any swap or other derivatives transaction, except for (A) any such transaction or agreement entered into in the ordinary course of business to hedge or mitigate commercial or financial risk of the Company or any Company Subsidiary and (B) renewals, extensions or refinancing of any swap or other derivatives transactions entered into for hedging purposes and existing on the date of this Agreement or permitted to be entered into hereunder;

(f)           incur, create or assume any Lien, other than Permitted Liens;

(g)         acquire or sell any material tangible assets (other than real property, which is addressed in Section 6.2(i)), in each case, outside of the ordinary course of business, except for transactions (i) where the amount of upfront consideration paid or received in connection with such transactions would not exceed $500,000 individually or $2,000,000 in the aggregate and (ii) among the Company and the Company Subsidiaries;

(h)        sell, assign, license (or grant a covenant not to sue or similar rights under), sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any material items of Intellectual Property of the Company or the Company Subsidiaries, other than (A) granting non-exclusive licenses or sublicenses in the ordinary course of business or (B) allowing such Intellectual Property to expire at the end of its natural term;

(i)          (i) enter into, amend, waive or voluntarily terminate any lease, sublease, other occupancy agreement or Contract with respect to real property involving aggregate payments or consideration in excess of $500,000 individually or $2,500,000 in the aggregate, other than, in each case, (A) Contracts, surface use agreements, right of way agreements and easements entered into in the ordinary course of business, (B) as a result of the expiration of any such Contract in accordance with its terms or as a result of extensions, renewals or terminations that become automatically effective unless a party thereto provides prior written notice of an intention not to extend, renew or terminate, as applicable, or (C) Contracts of the type contemplated by the following clause (ii); or (ii) enter into a Contract for the purchase or sale of real property involving aggregate payments or consideration in excess of $500,000 individually or $2,500,000 in the aggregate, other than in the ordinary course of business;

(j)         declare, set aside or pay any non-cash dividend or any other distribution payable in equity interests or property with respect to the equity interests of the Company (other than transactions among the Company or the Company Subsidiaries or as otherwise contemplated by Section 6.1);

(k)          except as required under any Plan in effect on the date hereof that is set forth on Section 3.18(a) of the Disclosure Letter, (i) enter into, adopt, materially amend or terminate any Plan other than entry into employment offer letters with new hires in the ordinary course of business; provided that such offer letters do not include any severance obligation or change in control benefits, (ii) accelerate, or commit to accelerate, the vesting or payment of any compensation or benefits to any Company Service Provider, (iii) materially increase the compensation or benefits of, or pay or otherwise grant any material benefit not required by any Plan to, any Company Service Provider (including, granting any change-in-control (including, for the avoidance of doubt, any Phantom Equity Units), retention, severance or termination compensation or benefits to any Company Service Provider), other than (A) changes to benefits in connection with the ordinary course annual renewal of health and welfare benefit plans that do not materially increase costs of such health and welfare plans and (B) for any Company Service Provider with annual base pay or rate and target bonus opportunity not in excess of $150,000, ordinary course increases to compensation of up to no more than 5%, or (iv) establish, adopt or materially amend any collective bargaining agreement, labor agreement or other written Contract (other than any national, industry or sector-level Contract) with a labor union, labor organization or works council relating to the employees of the Company or any Company Subsidiary, except, in the case of clause (iv), any such action in the ordinary course of business that does not materially increase aggregate costs with respect to the employees subject to such Contract;

(l)           make or incur any unbudgeted capital expenditures in an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(m)        enter into, amend, modify, supplement or renew in any material respect or terminate, or otherwise waive, release or assign any material rights, claims or benefits of the Company or the Company Subsidiaries under, any Material Contract (or any Contract that would be a Material Contract if in effect as of the date hereof); provided that this Section 6.2(l) shall not apply with respect to any swap or other derivatives transaction, which are addressed solely in Section 6.2(e);

(n)         voluntarily settle or agree to settle any Action, other than settlements where (i) the sole obligation is the payment of cash not in excess of $750,000 net of any monetary obligations satisfied by insurance coverage and (ii) no non-monetary relief is awarded against the Company or any Company Subsidiary other than customary release, non-disparagement, and confidentiality and other customary non-monetary obligations that are ancillary to the monetary relied granted;

(o)         enter into any consent decree with any Governmental Entity arising out of, related to, in connection with, against or affecting the business of the Company or the Company Subsidiaries;

(p)          dissolve, wind up or liquidate (or adopt a plan with respect to any of the foregoing);

(q)          enter into any new line of business outside of the existing business of the Company and the Company Subsidiaries as of the date hereof;

(r)           amend any of the Organizational Documents of the Company or any Company Subsidiary;

(s)          other than in the ordinary course of business, as otherwise consistently applied historically or as required by GAAP, (A) write up, write down, or write off the book value of any of material assets or properties of the Company or the Company Subsidiaries, or (B) accelerate, delay, change or modify, in each case, in any material respect, any cash management and working capital policies, including any credit, collection, and payment policies with respect to accounts receivable and accounts payable, prepayment of expenses, accrual of expenses, deferral and/or recognition of revenue, acceptance of customer deposits, and similar policies, procedures or practices (including any modification of the timing of collection of accounts receivable and of the payment of accounts payable); or

(t)           agree in writing to do any of the foregoing.

6.3        Access and Information. Subject to Section 6.4 and applicable Law, from the date hereof until the Closing or earlier termination of this Agreement pursuant to Article VIII, Sellers, the Company and the Company Subsidiaries shall afford to Buyer and its Representatives access, to the extent reasonably required by Buyer and its Representatives acting in good faith, to (a) the properties of the Company and the Company Subsidiaries and to the books and records thereof; and (b) specified members of management of the Company and the Company Subsidiaries as the parties hereto may reasonably agree; provided that all requests for access pursuant to this Section 6.3 shall be made in writing and shall be directed to and coordinated with such persons as Sellers may direct in writing (or such other person or persons as such person may designate in writing to Buyer); provided, further, that any such access shall be conducted at a reasonable time during normal business hours, upon reasonable advance notice to Sellers, under supervision of the Company’s or the applicable Company Subsidiary’s personnel and without undue disruption or interference to the business operations of the Company and the Company Subsidiaries. Notwithstanding anything to the contrary contained herein, with respect to access to books and records, none of Sellers, the Company or any Company Subsidiary shall be required to disclose to Buyer or Buyer’s Representatives Tax Returns of Sellers or any of their respective Affiliates or any information (i) to the extent related to the sale process or Sellers’ evaluation thereof, including projections and financial or other information related thereto, other than projections and financial or other information prepared in the ordinary course of business and not prepared for the sale process, (ii) if doing so presents a reasonable risk of violating any Contract to which Sellers, the Company or any of their respective Subsidiaries is a party, (iii) where such access or information would violate any applicable Law or jeopardize the protection of attorney-client or other applicable privilege, (iv) reasonably pertinent to any Action in which Sellers, the Company or any Company Subsidiary, on the one hand, and Buyer or any of its Subsidiaries or Affiliates, on the other hand, are adverse parties, or (v) that Sellers, the Company or any Company Subsidiary reasonably determines in good faith is competitively sensitive.

6.4          Confidentiality.

(a)         From and after the date hereof until the Closing, each of Sellers and Buyer shall continue to comply with all of their respective obligations under the Mutual Non-Disclosure Agreement, dated as of December 5, 2024, by and between Buyer Parent and FIP (the “Confidentiality Agreement”), which shall survive any termination of this Agreement in accordance with its terms and shall survive the Closing until the first (1st) anniversary of the Closing with respect to any information regarding, relating to or in respect of FIP, FIG Group, FIG LLC and any of their respective Affiliates (which, following the Closing, shall not include the Company or the Company Subsidiaries). All information disclosed and access provided pursuant to Section 6.3 shall be subject to the terms and conditions of the Confidentiality Agreement.

(b)         From and after the Closing until the first (1st) anniversary of the Closing, Sellers and FIP shall keep confidential, and cause their respective Affiliates to keep confidential, and shall not use for any purposes, any proprietary or confidential information relating to the Company and the Company Subsidiaries and retained by Sellers, FIP or their respective Affiliates, except (i) as required by applicable Law or administrative process, (ii) for information that is available to the public on the date hereof or thereafter becomes available to the public other than as a result of a breach of this Section 6.4(b), (iii) for information that has been received following the Closing by such Person from a third party who, to the Knowledge of Sellers, is not bound by a duty of confidentiality with respect to such information, or (iv) is independently acquired or developed by such Persons following the Closing without the use of or reference to any such information; provided, however, that in the case of clause (i), Sellers and FIP shall, to the extent legally permissible and practicable, provide Buyer with prompt written notice of such requirements, and use commercially reasonable efforts to provide reasonable assistance to Buyer (at Buyer’s sole expense) to the extent it may seek to limit such disclosure.

6.5        No Contacts. Prior to the Closing, without the prior written consent of Sellers, Buyer shall not, directly or indirectly through its Representatives or otherwise, contact or communicate with the employees, customers, suppliers, or any other Person with a business relationship with Sellers, the Company or any Company Subsidiary regarding or in connection with the transactions contemplated by this Agreement or the business of the Company or any of the Company Subsidiaries.

6.6         Director & Officer Liability.

(a)         For a period of six (6) years after the Closing, Buyer shall not, and shall cause the Company and each Company Subsidiary not to, amend, repeal or otherwise modify any provision in the Company’s or any Company Subsidiary’s Organizational Documents relating to the exculpation or indemnification (including with respect to the advancement of expenses) of the Company’s and the Company Subsidiaries’ present and former directors, managers and officers (the “Sellers Representatives”), in each case, in their capacities as such, and such Sellers Representatives shall continue to be entitled to such exculpation and indemnification (including with respect to the advancement of expenses) in accordance with the Company’s and each applicable Company Subsidiary’s Organizational Documents, as in effect as of the date hereof to the fullest extent contemplated thereby.

(b)        If any Sellers Representative makes any claim for indemnification, exculpation or advancement of expenses under this Section 6.6 that is denied by the Company or any Company Subsidiary, and a court of competent jurisdiction determines that such Sellers Representative is entitled to such indemnification, exculpation or advancement, then the Company or such Company Subsidiary shall pay such Sellers Representative’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or such Company Subsidiary.

(c)         With respect to any indemnification obligations of the Company and the Company Subsidiaries pursuant to this Section 6.6, the Company, the Company Subsidiaries and Buyer hereby acknowledge and agree that (i) the Company and the Company Subsidiaries shall be the indemnitors of first resort with respect to all indemnification obligations of the Company and the Company Subsidiaries pursuant to this Section 6.6 (i.e., their obligations to an applicable Sellers Representative are primary, and any obligation of any other Person to advance expenses or to provide indemnification or insurance for the same expenses or liabilities incurred by such Sellers Representative are secondary); (ii) no advancement or payment by any other Person with respect to any amounts owed to a Sellers Representative pursuant to this Section 6.6 shall alter or limit the obligations of the Company and the Company Subsidiaries hereunder and that such other Person shall have a right of contribution and be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Sellers Representatives against the Company and the Company Subsidiaries with respect thereto; and (iii) the Company and the Company Subsidiaries hereby irrevocably waive, relinquish and release such other Persons for contribution, subrogation or any other recovery in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy.

(d)         Prior to the Closing, the Company shall, which such cost and expense shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Company as a Transaction Expense, obtain and fully pay the premium for a non-cancellable “tail” insurance providing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”), for the benefit of those Persons who are covered by the Company’s and the Company Subsidiaries’ directors’ and officers’ liability insurance as of immediately prior to the Closing (the “Current D&O Policies”) for a period of six (6) years from and after the Closing with respect to acts, omissions or other matters occurring at or prior to the Closing with terms, conditions, retentions and limits of liability that are no less favorable to the insured persons thereunder than the coverage provided under the Current D&O Policies.

(e)        The obligations set forth in this Section 6.6 shall continue for a period of six (6) years following the Closing and shall continue in effect thereafter with respect to any Action or other matter commenced prior to the sixth (6th) anniversary of the Closing Date, and such obligations are intended to benefit each Sellers Representative (and, with respect to the D&O Tail Policy, any natural Person insured thereunder) (it being expressly agreed that the Sellers Representatives (and, with respect to the D&O Tail Policy, any natural Person insured thereunder) to whom this Section 6.6 applies and their respective heirs, estates, administrators, executors, successors, assigns and Representatives shall be third-party beneficiaries of this Section 6.6). The rights of each Sellers Representative (and, with respect to the D&O Tail Policy, any natural Person insured thereunder) under this Section 6.6 are in addition to, and not in substitution for, any other rights, including to indemnification, advancement, contribution or insurance that any such Sellers Representative or natural Person (and their respective heirs, estates, administrators, executors, successors, assigns and Representatives) may have by contract or otherwise. If, after the Closing, the Company or any Company Subsidiary merges into, consolidates with, or transfers all or substantially all of its assets to another Person, then and in each such case, Buyer shall, or shall cause the Company or such Company Subsidiary, make proper provision so that the surviving or resulting entity or the transferee in such transaction shall assume the obligations of Buyer, the Company or such Company Subsidiary, as applicable, under this Section 6.6.

6.7         Employee Matters.

(a)          Buyer shall provide, or cause to be provided, to the Continuing Employees for a period of twelve (12) months following the Closing (but only to the extent that the Continuing Employees remain so employed following the Closing), (i) base salary or wage rate and target short-term cash bonus opportunities that are no less than the base salary or wage rate and target short-term cash bonus opportunities provided to such Continuing Employees immediately prior to the Closing Date and (ii) employee benefits (with the exception of equity or equity-based incentives defined benefit pension benefits and post-retirement welfare benefits) that are substantially comparable in the aggregate to those provided to the Continuing Employees immediately prior to the Closing Date.

(b)         For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of benefit accrual) under any employee benefit plans of Buyer and its Subsidiaries, solely to the extent such plans provide benefits to any Continuing Employee after the Closing Date (the “New Plans”), Buyer shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to ensure that each such Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing Date; provided that the foregoing service credit shall not be required to apply to the extent that its application would result in a duplication of benefits related to the same period of service. In addition, and without limiting the generality of the foregoing, Buyer shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to ensure that (1) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Plan in which such Continuing Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”), and (2) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Buyer shall, or shall cause its Subsidiaries to use commercially reasonable efforts to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company in which such Continuing Employee participated immediately prior to the Closing Date and (y) any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)         If requested by Buyer in writing delivered to the Company not less than ten (10) Business Days prior to the Closing Date, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate the 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (the “Company 401(k) Plan”), effective as of the day immediately prior to the Closing Date and contingent upon the occurrence of the Closing. At the Closing, the Company shall provide to Buyer executed resolutions of the board of directors of the Company or its applicable Subsidiary authorizing such termination, the form of which shall be subject to Buyer’s reasonable prior review. To the extent the Company 401(k) Plan is terminated pursuant to Buyer’s request, employees shall be eligible to participate in a 401(k) plan maintained by Buyer or any of its Subsidiaries as soon as reasonably practicable following the Closing Date, and shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code) to such 401(k) plan maintained by Buyer or its Subsidiaries.

(d)        Nothing contained in this Section 6.7 shall be construed to create any beneficiary rights in any third-party employee or former employee (including any dependent thereof) of the Company or any of its Subsidiaries in respect of continued employment for any specified period, nor to require Buyer or the Company to continue any specific employee benefit plan, nor be deemed an amendment of any Old Plan or New Plan or any employee benefit plan of Buyer, the Company, the Company Subsidiaries or their Affiliates.

6.8        Tax Matters. The provisions of this Section 6.8 shall govern certain Tax matters following the Closing and shall expressly survive Closing under this Agreement.

(a)        Tax Treatment. Buyer and Sellers intend that, for U.S. federal and, to the extent permitted by applicable Law, applicable state and local income tax purposes, the sale and assignment of the LREP Interests from Sellers to Buyer shall be treated (i) as to Sellers, as a taxable sale of partnership interests in the Company by Sellers, and (ii) as to Buyer, as a taxable acquisition of the assets of the Company, subject to liabilities of the Company, in each case, consistent with Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432. Buyer and Sellers shall not take a position inconsistent with such treatment, except to the extent required to do so by a “determination” as defined in Section 1313(a) of the Code. Notwithstanding anything herein to the contrary, Sellers shall have the right to designate the “partnership representative” (as such term is defined under Sections 6221 through 6241 of the Code) or the “tax matters partner,” as applicable, for the Company for all Tax periods ending on or prior to the Closing Date; however, Sellers shall not have the right to control or defend any such Company Tax Contest (as defined below) or otherwise designate a “tax matters partner,” “partnership representative” or other similar Person in respect thereof if the Company would be ineligible to make a “push-out” election described in Code Section 6226 (or, in the case of a state or local Company Tax Contest, a corresponding state or local election) in respect of such Company Tax Contest.

(b)         Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise, real property transfer or gains, and other similar transaction Taxes and fees (including any penalties and interest), if any (“Transfer Taxes”), imposed solely and directly by reason of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Sellers when due, and Buyer shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees, and, if required by applicable Law, Sellers shall join in the execution of any such Tax Returns and other documentation. Buyer and Sellers agree to (i) cooperate in the execution and delivery of all instruments and certificates reasonably necessary to minimize the amount of any Transfer Taxes and to enable the legally responsible party to comply with any filing requirements related to Transfer Taxes and (ii) to reimburse each other or the Company for such party’s share of any Transfer Taxes.

(c)          Tax Returns.

(i)        Sellers shall prepare and timely file (or cause to be prepared and timely filed) all income Tax Returns of the Company and each Company Subsidiary for any Tax period ending on or before the Closing Date (whether or not required to be filed after the Closing Date) (including the final partnership income Tax Returns of the Company with respect to the period ending on the Closing Date) (“Pre-Closing Returns”), on a basis consistent with the past practices of the Company or such Company Subsidiary except as otherwise required by applicable Law. Sellers shall deliver or cause to be delivered to Buyer any such Tax Return at least fifteen (15) days prior to the due date for any such Tax Return so that Buyer may have an opportunity to review and consent to such Tax Return, such consent not to be unreasonably withheld, conditioned or delayed. To the extent such Pre-Closing Returns are legally required to be filed by the Company, a Company Subsidiary or Buyer, Buyer shall, or shall cause, such Pre-Closing Returns to be timely filed as prepared by Sellers.

(ii)        From and after the Closing Date, none of Buyer, any of its Affiliates, or any of its or their respective Representatives, shall, without Sellers’ written consent (which shall not be unreasonably withheld, conditioned or delayed), (A) amend or approve or consent to the amendment of any flow-through income Tax Returns with respect to any Pre-Closing Tax Period, (B) make, change, approve or consent to any Tax election or Tax accounting method with respect to the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period, (C) initiate discussions or examinations with, or make any voluntary disclosures to, any Governmental Entities regarding Taxes with respect to a Pre-Closing Tax Period, (D) extend or waive, or cause to be extended or waived, or permit the Company and each Company Subsidiary to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, or (E) take or fail to take any action with respect to any such entity that reasonably would be expected to increase the Taxes of Sellers or their Affiliates or beneficial owners for any Pre-Closing Tax Period.

(d)        Tax Contests. After the date hereof, Buyer, on the one hand, and Sellers, on the other hand (each, the “Recipient”), shall notify the other parties hereto within ten (10) Business Days of receipt by the Recipient of written notice of any Company Tax Contest with respect to the Company or any Company Subsidiary with respect to a Pre-Closing Tax Period or Straddle Period (a “Company Tax Contest”).

(i)         Sellers shall have the sole right, at Sellers’ expense, to control, contest, resolve, settle and defend, and represent each of the Company and each Company Subsidiary’s interests in, any Company Tax Contest to the extent such Company Tax Contest relates to a flow-through income Tax Return of the Company and each Company Subsidiary for a Pre-Closing Tax Period ending on or prior to the Closing Date (including the final partnership income Tax Returns of the Company with respect to the period ending on the Closing Date) but Buyer shall have the right to participate in such Company Tax Contest at its own expense, and Sellers shall not be able to settle, compromise or concede any portion of such Company Tax Contest that is reasonably likely to materially and adversely affect the Tax liability of the Company or its Subsidiaries for any taxable year (or portion thereof) beginning after the Closing Date without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; provided that, that if Sellers fail to assume control of the conduct of any such Company Tax Contest within a reasonable period following the receipt by Sellers of notice of such Company Tax Contest, Buyer shall have the right to assume control of such Company Tax Contest and shall be able to settle, compromise or concede such Company Tax Contest in its reasonable discretion. The parties agree that, with respect to any such Company Tax Contest that relates to a flow-through income Tax Return of the Company and each Company Subsidiary for a Pre-Closing Tax Period ending on or prior to the Closing Date (including the final partnership income Tax Returns of the Company with respect to the period ending on the Closing Date), to the extent permitted by applicable Law an election under Section 6226 of the Code shall be made with respect to any applicable imputed underpayments.

(ii)        The provisions of this Section 6.8(d) shall control with respect to any Company Tax Contest, notwithstanding any other provision of this Agreement.

(e)         Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of the Company and each Company Subsidiary that includes the Closing Date shall close as of the end of the Closing Date. If such treatment is not permitted or required in a jurisdiction such that the Company or Company Subsidiary is required to file a Tax Return for a Straddle Period, the parties hereto agree that, for purposes of determining Working Capital, in the case of any Straddle Period, the portion of Taxes (or any Tax refunds) that are allocable to the portion of the Straddle Period ending at the end of the Closing Date will be: (i) in the case of Taxes imposed on a periodic basis without regard to income, gross receipts, withholding, payroll or sales, deemed to be the amount of such Taxes (or Tax refunds) for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending at the end of the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, determined as though the taxable year of the Company and each Company Subsidiary terminated at the end of the Closing Date and applying the applicable Law in effect in each relevant jurisdiction at the time of such deemed termination. The amount of any refunds, credits, or offsets of Taxes with respect to the Company and each Company Subsidiary for any Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period pursuant to the same methodology set forth in the preceding sentence. For purposes of this paragraph, any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.

(f)        Cooperation. Buyer and Sellers shall, and shall cause their respective Affiliates to, provide to the other party such cooperation and information, as and to the extent reasonably requested and reasonably necessary, in connection with (i) preparing, reviewing or filing any Tax Return, amended Tax Return or claim for refund of or with respect to the Company and each Company Subsidiary, (ii) determining liabilities for Taxes or a right to refund of Taxes of or with respect to the Company and each Company Subsidiary or (iii) conducting any Company Tax Contest of or with respect to the Company and each Company Subsidiary. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns (for the avoidance of doubt, not including the Tax Returns of Sellers or their direct or indirect owners) and Tax proceedings, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Tax authorities and relevant records concerning the ownership and Tax basis of property and other information, contact information for any external Tax advisors and authorizations from any relevant party to discuss Tax matters of the Company and Company Subsidiaries with such other party, which any such party may possess.

6.9          Appropriate Action; Consents; Filings.

(a)         Upon the terms and subject to the conditions set forth in this Agreement (including those set forth in this Section 6.9), the parties hereto shall each use their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain prior to the Outside Date from any Governmental Entities any actions, non-actions, clearances, waivers, Consents, Permits or Orders required to be obtained by Buyer, Sellers or any of their respective Affiliates in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; (iii) make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act and under any other applicable Law prior to the Outside Date; (iv) avoid the entry of, or have vacated or terminated, any Order that would restrain, prevent or delay the Closing, including defending any Action, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. No party hereto shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of Buyer, on the one hand, and Sellers, on the other hand, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed. In the event this Agreement remains in effect following the Outside Date, the obligations and agreements under this Section 6.9 shall remain in full force and effect, and the parties hereto shall continue to be required to take all actions and satisfy all other obligations described in this Section 6.9 during any such subsequent period, notwithstanding that any obligation of, or action to be taken or completed by, any party hereto is required to have occurred or been taken or completed by the Outside Date; provided that any such extension shall not relieve any party hereto’s failure to satisfy its obligations under this Section 6.9 by the Outside Date (or its obligations under any other provision of this Agreement) or limit any party’s right to enforce the performance by each other party of its obligations under this Section 6.9 by the Outside Date or otherwise or to exercise any other right or remedy such party may have.

(b)         In furtherance of the foregoing, the parties hereto shall cooperate with each other and shall use their respective reasonable best efforts to file or submit (i) the required Notification and Report Forms under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice, (ii) the required filings, requests, or notifications to obtain the prior authorization of FERC under Section 203 of the FPA, (iii) any required approval, filings, requests, or notifications to obtain the applicable STB Approvals, and (iv) any other required filings, requests, or notifications to obtain those Consents of Governmental Entities set forth in Section 3.5(b) of the Disclosure Letter (the “Required Regulatory Approvals”), in each case, as soon as practicable following the date hereof, but in no event later than twenty (20) Business Days from and after the date hereof. The parties hereto shall use reasonable best efforts to (x) respond as promptly as practicable to any inquiries or requests received from any Governmental Entity in connection with any filing with such Governmental Entity applicable to the transactions contemplated hereby, (y) supply as promptly as practicable any additional information and documentary material that may be requested by any such Governmental Entity and (z) take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Law and any other approval of a Governmental Entity, including with respect to the Required Regulatory Approvals, as promptly as practicable (and in any event at least five (5) Business Days prior to the Outside Date). In addition to the foregoing, in the event that the parties hereto determine following the date hereof that filings other than the Required Regulatory Approvals are required to be made with, or additional Consents, Permits or Orders are required to be obtained from, any Governmental Entities under any applicable Regulatory Law in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the parties hereto shall use their reasonable best efforts to make all such filings and seek all such Consents, Permits or Orders, in each case, as promptly as practicable after the date hereof in accordance with the terms of this Section 6.9. All filing fees incurred by Buyer or Sellers or any of their respective Affiliates in connection with making any filings or obtaining clearances or expiration of waiting periods or obtaining other approvals of Governmental Entities, including with respect to the Required Regulatory Approvals, required in order to consummate the transactions contemplated hereby shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Company as a Transaction Expense.

(c)       Notwithstanding Section 6.9(a), (i) without the prior written consent of Buyer, neither Seller shall take, or agree to take, any action in connection with the matters set forth in this Section 6.9 that would be binding on the Company or any Company Subsidiary after the Closing, and (ii) without the prior written consent of Sellers, Buyer shall not take, or agree to take, any action in connection with the matters set forth in this Section 6.9 that would be binding on the Company or any Company Subsidiary prior to the Closing.

(d)         Without limiting this Section 6.9, Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to take any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, trade regulation or other applicable Law that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including by: (i) proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing, or disposition of such assets or businesses of Buyer (or its Subsidiaries or other Affiliates), the Company or any Company Subsidiary; (ii) terminating any existing relationships and contractual rights and obligations; (iii) terminating any venture or other arrangement; (iv) amending or terminating any existing licenses or other Intellectual Property Contracts (and, in each case, entering into agreements with the relevant Governmental Entity giving effect thereto); (v) creating any relationship, contractual rights or obligations of the business of the Company or the Company Subsidiaries or Buyer or any of its Affiliates; (vi) effectuating any other corporate change or restructuring of the business of the Company or the Company Subsidiaries, Buyer or any of its Affiliates; (vii) opposing, fully and vigorously, (A) any Action that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (B) any request for, the entry of, and seek to have vacated or terminated, any Order that could restrain, prevent, or delay the consummation of the transactions contemplated by this Agreement, including in the case of either (A) or (B), by defending through litigation any Action asserted by any Person in any court or before any Governmental Entity, and vigorously pursuing all available avenues of administrative and judicial appeal (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing and, in the case of actions by or with respect to the Company or any Company Subsidiary, by consenting to such action), as may be required (x) by the applicable Governmental Entity in order to resolve such objections as such Governmental Entity may have to such transactions under the HSR Act or any other applicable Law (including any applicable Regulatory Law) or otherwise obtain the relevant approval therefrom or (y) by any domestic or foreign court or other tribunal, in any Action challenging such transactions as violative of the HSR Act or any other applicable Law (including any applicable Regulatory Law), in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering, or reversal of, any Order that has the effect of restricting, preventing, or prohibiting the consummation of the transactions contemplated by this Agreement; and (viii) taking any and all actions and making any and all behavioral commitments, whether or not they limit or modify Buyer’s (or its Subsidiaries’ or other Affiliates’), the Company’s, or any of the Company’s Subsidiaries’ rights of ownership in or ability to conduct the business of, one or more of its operations, divisions, product lines, customers or assets, including, in the case of Buyer, after the Closing, the business of the Company, in each case as promptly as possible (but in any event at least five (5) Business Days prior to the Outside Date) after it is determined that such action is necessary to obtain approval by any Governmental Entity; provided that in no event shall Buyer, its Subsidiaries or other Affiliates be required to (1) divest, with respect to itself and the Company and the Company Subsidiaries, taken as a whole, any material portion of its business, (2) accept any condition that is materially burdensome to the Company and the Company Subsidiaries, taken as a whole, (3) accept any behavioral remedy that materially and adversely affects Buyer and its Affiliates (including, after the Closing, the Company and the Company Subsidiaries), taken as a whole, or (4) agree to take or enter into any action contemplated by clauses (i) through (viii) which (x) would reasonably be expected to be, individually or in the aggregate, material to Buyer (and its Affiliates), the Company or the Company Subsidiaries, taken as a whole, and (y) is not conditioned upon the consummation of the transactions contemplated by this Agreement.

(e)         Sellers and Buyer shall jointly control all communications with any Governmental Entity relating to applicable Regulatory Law, and jointly determine and direct the strategy and process by which the parties hereto will obtain all required Consents of any Governmental Entity relating to applicable Regulatory Law. Subject to applicable Law relating to the sharing of information, each party hereto shall promptly notify the other parties hereto of any written communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other parties hereto a reasonable opportunity to review in advance any proposed substantive communication by such party to any Governmental Entity. Prior to the Closing, none of Buyer, its Affiliates or any of their respective Representatives, on the one hand, and none of Sellers, their Affiliates (including FIP) or any of their or their respective Representatives, on the other hand, shall contact, communicate with, submit any documentation to, or make any filing with any Governmental Entity in connection with any of the transactions contemplated hereby without the prior written consent of the other parties. To the extent practicable under the circumstances, none of the parties hereto shall agree to participate in any substantive meeting with any Governmental Entity in respect of any filings, Action or other inquiry unless it consults with the other parties hereto in advance and, where permitted, allows the other parties hereto to participate. Subject to applicable Law relating to the sharing of information, the parties hereto shall: (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties hereto may reasonably request in connection with its communications with any Governmental Entity; (ii) promptly furnish each other with copies of all documents (except documents or portions thereof solely to the extent, and for such portion as, confidential treatment has been requested or given) and correspondence, filings (with the exception of Notifications and Report Forms filed under the HSR Act) or communications (A) prepared by or on behalf of a party hereto for any Governmental Entity and affording the other parties hereto the opportunity to comment and participate in responding, where appropriate or (B) received by or on behalf of such party from any Governmental Entity, in each case in connection with the Consents, Permits and Orders contemplated by this Section 6.9 within one (1) Business Day of receipt; (iii) prior to submitting any substantive written communication to any Governmental Entity, permit the other parties hereto and their counsel a reasonable opportunity to review such communication in advance, and consider in good faith the views of the other parties hereto provided in a timely manner in connection with such communication; provided, however, that materials may be redacted as necessary (x) to comply with contractual obligations or restrictions, (y) to address reasonable attorney-client or other privilege or confidentiality concerns, and (z) to protect the confidentiality of competitively sensitive information; and (iv) use reasonable best efforts to consult with and keep each other informed as to the status of such matter.

(f)         Without limiting this Section 6.9, each of the parties hereto shall use their respective reasonable best efforts to obtain all material Consents, and all material waivers of termination rights arising under applicable Material Contracts, required to be obtained by such party from any third party (other than any Governmental Entity to the extent otherwise addressed in this Section 6.9) prior to the Closing in connection with the consummation of the transactions contemplated by this Agreement. In no event, however, shall Sellers, Buyer or their respective Affiliates be obligated to pay any money (other than a de minimis amount) to any Person or to offer or grant other financial or other accommodations to any Person in connection with obtaining any Consent with respect to any Contract; provided that, notwithstanding anything to the contrary herein, in no event shall the Company agree to make any payment or concession following the Closing to any of the counterparties with respect to obtaining such Consents without the prior written consent of Buyer. Other than with respect to the COC Condition, the failure by Sellers to obtain any Consent with respect to any Contract shall not (i) constitute a failure to satisfy any condition set forth in Article VII or (ii) relieve Buyer from its obligation to consummate the transactions contemplated hereby. From the date hereof until the Closing or earlier valid termination of this Agreement pursuant to Article VIII, Buyer shall not, and shall cause its Affiliates and its and their respective Representatives not to, take any action, or omit to take any action, that would reasonably be expected to materially impede, hinder, delay or otherwise interfere with Sellers, the Company or any Company Subsidiary’s ability to obtain the COC Condition; provided that, notwithstanding anything to the contrary herein, in no event shall the failure of Buyer to agree (or to permit the Company or any Company Subsidiary) to make any payment (other than a de minimis amount) or concession following the Closing to any of the counterparties with respect to obtaining the COC Condition be deemed a breach of this obligation.

(g)         During the period beginning on the date hereof and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII in accordance with its terms, neither Buyer, on the one hand, nor Sellers, the Company or any Company Subsidiary, on the other hand, shall take, nor permit such Person’s Affiliates to take, any action (including any acquisition (however structured)) that would or would reasonably be expected to (i) impose any material delay in (A) the obtaining of any Consents, Permits or Orders of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or (B) the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise.

6.10      Restrictive Covenants. In consideration of the completion of the transactions contemplated by this Agreement, during the period from the date of Closing until the date that is twenty-four (24) months following the Closing Date, without the prior consent of Buyer, Sellers, FIP and FIG Group (solely with respect to the private equity business of Fortress Investment Group LLC and its controlled Affiliates) shall not, and shall cause their respective controlled Affiliates not to, directly or indirectly:

(a)         (i) solicit for employment or cause to be solicited for employment, (ii) seek to persuade to discontinue employment or engagement with Buyer or any of its Affiliates, including the Company or any Company Subsidiary, or (iii) hire or engage, any current non-clerical employee of the Company or any Company Subsidiary (collectively, the “Restricted Persons”); provided, however, that the foregoing shall not prevent Sellers (including through its Affiliates) from (A) making general public solicitations for employment not targeting the Restricted Persons (including engaging a recruiting firm that does not engage in any targeted solicitation of any such Restricted Persons) so long as no hirings or engagements of any Restricted Person results from such solicitation or (B) soliciting or hiring any Restricted Person who has ceased to be employed or engaged by the Company or the applicable Company Subsidiary for at least six (6) months prior to such solicitation or hiring, as applicable; and

(b)         (i) induce or attempt to induce any Material Third Party or other material business relationship of the Company or the Company Subsidiaries as of the Closing Date or any time during the twelve (12)-month period immediately prior to the Closing Date (collectively, the “Significant Counterparties”) to cease doing business or otherwise materially alter their relationship with the Company or the Company Subsidiaries or (ii) in any way interfere with the relationship between any such Significant Counterparties and the Company or any Company Subsidiary in a manner intended to be harmful to the business of the Company or the Company Subsidiaries in any material respect.

6.11       Public Announcements. Each of the parties hereto hereby agrees (a) to coordinate with the other parties hereto on the parties’ respective initial press releases with respect to this Agreement and the transactions contemplated hereby and (b) that no press release or similar public announcement or communication shall, if prior to, or after, the Closing, be made or be caused to be made (including by such party’s Affiliates) concerning the execution or performance of this Agreement until such party has consulted with the other parties hereto, and provided meaningful opportunity for review and given due consideration to reasonable comment by the other parties hereto. Notwithstanding the foregoing (i) any party hereto may make or cause to be made any press release or similar public announcement or communication as may be required to comply with the requirements of any applicable Law or the rules and regulations of the stock exchange upon which the securities of one of the parties hereto (or its ultimate parent company) is listed and (ii) any party hereto may make or cause to be made any press release or similar public announcement or communication where such press release or other public statements are consistent with previous press releases, public disclosures or public statements issued or made in accordance with this Agreement (including any filings with the Securities and Exchange Commission); provided, further, that, to the extent in the good faith judgment of such party it is reasonably practicable to do so, such party (A) provides the other parties hereto with a reasonable opportunity in light of the circumstances to review such party’s intended communication and (B) considers in good faith modifications to the intended communication that are requested by any other party hereto.

6.12       Retention and Access to Records.

(a)        For a period of seven (7) years following the Closing Date, Buyer shall, and shall cause the Company and the Company Subsidiaries to, maintain all books and records of the Company and the Company Subsidiaries relating to periods ending on or prior to the Closing Date. During such period, Buyer shall, and shall cause the Company and the Company Subsidiaries to, furnish copies of such books and records to Sellers or their respective Affiliates reasonably promptly upon the request of Sellers or their respective Affiliates (and at Sellers or their respective Affiliates’ sole cost and expense) and make such books and records, and any individuals responsible for maintenance of such books and records, available to Sellers or their respective Affiliates solely in connection with any matter arising out of or relating to the ownership or operation of the Company or any Company Subsidiary during any period ending on or prior to the Closing Date (including the preparation of Tax Returns, responding to any Action (other than any Action where Sellers or any of their respective Affiliates are adverse to Buyer or any of its Affiliates), responding to any inquiry, subpoena, or request from any Governmental Entity, complying with any applicable Law or the requirements of any securities exchange or regulatory body relating to the ownership or operation of the Company or any Company Subsidiary during any period ending on or prior to the Closing Date, or preparing any financial statements or reports relating to any period ending on or prior to the Closing Date) (at Sellers or their respective Affiliates’ sole cost and expense); provided that (i) such access does not unreasonably interfere with the operation of the Company’s and any Company Subsidiary’s business and shall be subject to the Company’s reasonable security measures, and (ii) nothing herein shall require the Company or any Company Subsidiary or any of their respective Affiliates to furnish to any Seller or any of its Affiliates, or provide any Seller or any of its Affiliates with access to, information that outside legal counsel for the Company and the Company Subsidiaries reasonably concludes in good faith gives rise to material antitrust or competition Law issues or presents a reasonable risk of jeopardizing any attorney-client privilege, work product privilege or other similar privilege or protection or violating any applicable information privacy or securities Laws; provided, further, that, in each such case, Buyer shall, and shall cause the Company and the Company Subsidiaries to, give notice to Sellers of the fact that such documents or information are being withheld and thereafter provide Sellers with a reasonably detailed summary as to the information that is being withheld and use commercially reasonable efforts to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation or loss of privilege. Notwithstanding the foregoing, at any time following the Closing Date, Buyer shall not, and shall cause the Company and the Company Subsidiaries not to, destroy or otherwise dispose of any of such books and records outside of the ordinary course of business without first giving at least twenty (20) Business Days’ prior notice thereof to Sellers, and Buyer shall, and shall cause the Company and the Company Subsidiaries to, offer to surrender to Sellers (at Sellers’ sole cost and expense) any such books and records that Buyer, Company or any Company Subsidiary may intend to destroy or dispose of.

(b)         For a period of three (3) months following the Closing Date, Sellers shall, and shall cause their respective Affiliates to, maintain all books and records of the Company and the Company Subsidiaries relating to periods ending on or prior to the Closing Date and in the possession of Sellers or their respective Affiliates (other than the Company and the Company Subsidiaries) immediately prior to the Closing. During such period, Sellers shall, and shall cause their respective Affiliates to, at the sole cost and expense of Buyer and its Affiliates, (i) furnish copies of such books and records to Buyer, the Company or the Company Subsidiaries reasonably promptly upon the request of Buyer, the Company or the Company Subsidiaries and (ii) make available to Buyer, the Company or the Company Subsidiaries any employees of Sellers or their Affiliates (x) responsible for maintenance of such books and records or (y) who otherwise provided services to the Company or the Company Subsidiaries in any material respect during the one (1) year period prior to Closing and, in each case of clauses (x) and (y), who remain employed with Sellers or their respective Affiliates (collectively, the “Seller Transition Assistance Employees”), in each case, for any legitimate business purpose (including the preparation of Tax Returns, the defense of any Action, matters related to the EB-5 Loan Agreement and, with respect to the Seller Transition Assistance Employees, discussions of a reasonable duration and frequency with respect to the transition of the Company and the Company Subsidiaries into Buyer’s organizational structure and related operational matters regarding the business of the Company and the Company Subsidiaries); provided that (a) such access does not unreasonably interfere with the operation of Sellers or their respective Affiliates’ business (including, with respect to the Seller Transition Assistance Employees, the performance by such Seller Transition Assistance Employees of their duties, obligations and responsibilities owed in connection with their employment by Sellers or their applicable respective Affiliates) and shall be subject to Sellers’ reasonable security measures, and (b) nothing herein shall require Sellers or any of their respective Affiliates to furnish to Buyer or any of its Affiliates, or provide Buyer or any of its Affiliates with access to, information that outside legal counsel for Sellers or their respective Affiliates reasonably concludes in good faith presents a reasonable risk of violating any applicable information privacy or other Laws; provided, further, that, in each such case, Sellers shall, and shall cause their respective Affiliates to, give notice to Buyer of the fact that such documents or information are being withheld and thereafter provide Buyer with a reasonably detailed summary as to the information that is being withheld and use commercially reasonable efforts to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation.

6.13       Intercompany Accounts and Arrangements. Except as set forth in Section 6.13 of the Disclosure Letter, Sellers shall, and shall cause their respective Affiliates to, execute and deliver, effective as of or prior to the Closing Date, such releases, termination agreements and discharges as are necessary to terminate, eliminate and release, as applicable (by way of capital contribution, cash settlement or as otherwise determined by Sellers in their sole discretion), each and every arrangement, commitment, receivable, payable, claim, demand, right, loan and Contract solely between the Company or the Company Subsidiaries, on the one hand, and Sellers or any of their respective Affiliates (other than either the Company or the Company Subsidiaries), on the other hand (collectively, “Terminating Intercompany Agreements”). Sellers shall, and shall cause their respective Affiliates (other than the Company or the Company Subsidiaries) or their and their respective Representatives, on the one hand, to, and Buyer shall, and shall cause the Company, the Company Subsidiaries and their respective Affiliates (with respect to the Company and the Company Subsidiaries, after giving effect to the Closing), on the other hand, to, fully and finally waive and release, effective as of the Closing Date, any claims, causes of action, liabilities or other rights arising under any Terminating Intercompany Agreement (including such claims, causes of action, liabilities or other rights that may arise as a result of the termination of such Terminating Intercompany Agreement).

6.14       R&W Insurance Policy. Prior to the date hereof, Buyer has delivered, or caused to be delivered, to Sellers a copy of the conditional binder to the R&W Insurance Policy. Buyer shall use reasonable best efforts to take all actions necessary to complete the applicable conditions in the conditional binder (other than the condition that Closing has occurred, to which this sentence does not apply) to the R&W Insurance Policy within the times set forth therein to maintain the R&W Insurance Policy in full force and effect. Promptly upon receipt thereof, Buyer shall deliver to Sellers a copy of the final, as-issued R&W Insurance Policy. Buyer agrees to use reasonable best efforts to comply with all of its obligations under the R&W Insurance Policy and keep the R&W Insurance Policy in full force and effect for the policy periods set forth therein. Buyer acknowledges and agrees that, except in the case of Fraud, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the R&W Insurance Policy is sufficient to cover any losses of Buyer or any of its Affiliates) shall be the sole and exclusive remedy of Buyer and its Affiliates and its and their respective Representatives, successors and assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have in the future, resulting from, related to or in connection with any inaccuracy or breach of any representation or warranty contained in this Agreement, and neither Buyer nor its Affiliates or Representatives shall have any recourse against Sellers or any of their Affiliates or Representatives resulting therefrom, related thereto or in connection therewith. The parties hereto acknowledge that Buyer obtaining the R&W Insurance Policy is a material inducement to Sellers entering into the transactions contemplated by this Agreement, and Sellers are relying on Buyer’s covenants and obligations set forth in this Section 6.14. Buyer acknowledges and agrees that the R&W Insurance Policy shall provide that (a) the insurer(s) irrevocably waives and agrees not to pursue, directly or indirectly, any and all rights of subrogation or contribution, rights acquired by assignment or any other rights against Sellers, any of their respective Affiliates and the equityholders, directors, officers, members, managers, partners and employees (or the functional equivalent) of any of the foregoing (collectively, the “Seller Related Parties”) except to the extent that the payment of loss under the R&W Insurance Policy was caused by the Fraud of any such Seller or any Seller Related Party and then only against such Seller or Seller Related Party to the extent of such Fraud; (b) the Seller Related Parties are third-party beneficiaries of the R&W Insurance Policy provisions referenced in this Section 6.14; and (c) the foregoing waiver and third-party beneficiary provisions referenced in this Section 6.14 may not be amended or modified, or any term therein waived in any manner that is adverse to any of the Seller Related Parties without Sellers’ prior written consent (which consent shall be in the sole discretion of Sellers). All premium, underwriting costs and due diligence fees paid or payable under the terms of the R&W Insurance Policy shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Company, subject to a maximum cap of two million and one hundred thousand dollars ($2,100,000), to be paid by the Company as a Transaction Expense (the “Seller RWI Cost Amount”). Not less than ten (10) Business Days prior to the Closing Date, Buyer shall deliver, or cause to be delivered, to Sellers a true, correct and complete invoice indicating the total premium under the R&W Insurance Policy.

6.15       Financing Cooperation.

(a)          During the period beginning on the date hereof and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII in accordance with its terms, and subject to the limitations in this Agreement, Sellers shall, and shall cause the Company and each Company Subsidiary to and shall direct its and their respective Representatives to, use reasonable best efforts to provide such cooperation as is reasonably requested by Buyer upon reasonable prior notice to assist Buyer in connection with the arrangement of the Financing as may be reasonably requested by Buyer (other than with respect to the following clauses (A)(x), (E), (H) and (I), which shall not be subject to any such reasonable best efforts qualifiers), including to: (A) make available to Buyer, its advisors, its Debt Financing Sources and any investment bank acting as underwriter in a registered offering (x) the Required Information and (y) such financial and other pertinent information regarding the Company and each Company Subsidiary as may be reasonably requested by Buyer, its advisors, its Debt Financing Sources or any investment bank acting as underwriter in a registered equity offering; (B) reasonably assist with the preparation of reasonable lender and investor presentations, rating agency presentations, bank information memoranda, registration statements, prospectus supplements, offering memoranda, marketing materials and other similar documents and materials in connection with the Financing, including reviewing and commenting on Buyer’s draft of (x) a business description and (y) “Management’s Discussion and Analysis” of the financial statements to be included in offering documents contemplated by the Financing, in each case, solely with respect to information relating to the Company (to the extent related to its business) and the Company Subsidiaries; (C) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and diligence sessions with providers or potential providers of the Financing and ratings agencies and otherwise assisting in the marketing efforts of Buyer, the Debt Financing Sources and any investment bank acting as underwriter in a registered equity offering during normal business hours, upon reasonable advance notice and at reasonable and mutually agreed locations and times; (D) cause the Company and the Company Subsidiaries’ auditors to (x) furnish customary consents for use of their auditor opinions in any materials related to any offerings of (i) securities registered under the Securities Act or (ii) non-convertible, high-yield debt securities sold in lieu of all or a portion of the Debt Financing, (y) provide, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Notes Issuer as reasonably requested by Buyer or as necessary or customary for financings similar to the Debt Financing (including (i) securities registered under the Securities Act or (ii) non-convertible, high-yield debt securities in lieu of all or a portion of the Debt Financing) and (z) attend a reasonable number of business and accounting due diligence sessions and drafting sessions during normal business hours, upon reasonable advance notice and at reasonable and mutually agreed locations and times; (E) deliver, at least three (3) Business Days prior to Closing, all documentation and other information as is reasonably requested by Buyer, its advisors, its Debt Financing Sources and any investment bank acting as underwriter in a registered equity offering at least ten (10) days prior to Closing with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230); (F) assist with Buyer’s preparation, negotiation and execution of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, indentures, purchase agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested and subject to the occurrence of the Closing; (G) inform Buyer if the chief executive officer, chief financial officer, treasurer or controller of the Company or the Notes Issuer shall have knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is reasonably probable; (H) supplement the Required Information on a reasonably current basis to the extent that any Required Information, to the knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading; and (I) to provide the Authorization Letters.

(b)        Notwithstanding anything to the contrary in this Agreement, (i) none of Sellers, their Affiliates or their respective Representatives shall be required to provide any such cooperation pursuant to this Section 6.15 to the extent that it would reasonably be expected to (A) require such Person to (1) pay any fees or reimburse any expenses for which such Person has not received prior reimbursement, or make any other payment in connection with the actions or cooperation contemplated by this Section 6.15, other than those that will be made only on or after the Closing Date in the case of the Company and the Company Subsidiaries, (2) give or agree to give to any other Person any indemnities in connection with the Debt Financing, other than those that will be given only on or after the Closing Date in the case of the Company and the Company Subsidiaries or (3) provide access to or disclose any information that such Person reasonably determines is prohibited or restricted under applicable Law or that would reasonably be expected to jeopardize any attorney-client or other applicable legal privilege or protection of, or conflict with any confidentiality obligations binding on, such Person (not entered in contemplation hereof), in each case, so long as such Person has used its reasonable best efforts to provide access to or disclose such information by alternative means not restricted by this clause and has informed Buyer that information is being withheld in reliance on this clause, (B) result or could reasonably be expected to result in such Person (1) incurring any liability or obligation with respect to matters relating to the Financing (including under the Debt Commitment Letter, any loan agreement or any related document or other agreement or document related to the Financing) (other than the Authorization Letters) or cause any Representative of such Person to incur any personal liability in connection with the Financing or (2) taking any action in conflict with the last sentence of Section 6.3, (C) require such Person to enter into any binding Contract or incur any other liability or obligation in connection with the Financing (or any Alternative Debt Financing) (other than (x) those that will be entered into only on or after the Closing Date in the case of the Company and the Company Subsidiaries and (y) the Authorization Letters), (D) cause any term, covenant, representation or warranty in this Agreement to be breached by such Person in a manner that would cause any condition to the Closing to fail to be satisfied, (E) conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, such Person’s Organizational Documents (not entered in contemplation hereof), any applicable Law or any applicable Contract (not entered in contemplation hereof), (F) require such Person to provide any Excluded Information, (G) pay any commitment or other similar fee prior to the Closing, (H) result in the creation or imposition of any Lien on any asset of such Person (except, in the case of the Company or the Company Subsidiaries, any Lien on any of its or their assets that becomes effective only upon the Closing), (I) unreasonably interfere with the ongoing business operations of Sellers or any of their Affiliates (including the Company and the Company Subsidiaries) or (J) file or furnish any reports or information with the U.S. Securities & Exchange Commission in connection with financings of the type contemplated by the Debt Commitment Letter and (ii) the parties hereto agree that any information provided with respect to the prospects and plans for the Company’s business and operations after the Closing in connection with the actions or cooperation contemplated by this Section 6.15 will be the sole responsibility of Buyer.

(c)        Notwithstanding anything to the contrary in this Agreement (including this Section 6.15), (A) none of Sellers, their Affiliates or their respective Representatives shall be required to execute or enter into any Contract with respect to the Financing (other than (i) those directors, managers, officers or employees continuing in such roles at the Company or the Company’s Subsidiaries or their respective Representatives after the Closing, and solely with respect to Contracts contingent upon the Closing and that would not be effective prior to the Closing, and (ii) the Authorization Letters), (B) no managers or directors of Sellers or their respective Affiliates shall be required to approve, adopt, execute or enter into or perform any resolution, consent, Contract or otherwise take any corporate or similar action with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than (i) those directors or managers continuing in such roles at the Company or the Company’s Subsidiaries or their respective Representatives after the Closing, and solely with respect to Contracts contingent upon the Closing and that would not be effective prior to the Closing and (ii) the Authorization Letters) and (C) none of FIP, any directors of FIP nor any of FIP’s officers or employees shall be required to approve, adopt, execute or enter into or perform any resolution, consent, agreement or otherwise take any corporate or similar action with respect to the obligations under this Section 6.15.

(d)         Buyer understands and agrees that any “Required Information” distributed to any party shall contain customary language that shall exculpate Sellers, the Company and each of their respective Subsidiaries and Affiliates with respect to any liability related to the unauthorized use or misuse of the contents of such information or related offering and marketing materials by the recipients thereof.

(e)        The Company hereby consents to the use of the logos of the Company and each of the Company Subsidiaries in connection with the Financing; provided that such logos shall be used solely in a manner that is not reasonably likely to harm, disparage or otherwise adversely affect the Company or the Company Subsidiaries or their reputation or goodwill.

(f)         Upon the earlier of the Closing and the termination of this Agreement in accordance with its terms, Buyer shall promptly reimburse Sellers, FIP, the Sellers Representatives, the Company and its Subsidiaries and its and their respective Representatives for all reasonable, documented and invoiced out-of-pocket costs and expenses (including reasonable, documented and invoiced out-of-pocket attorneys’ fees) incurred by such Persons in connection with any cooperation contemplated by this Section 6.15.

(g)         Buyer shall indemnify and hold harmless each of Sellers, FIP, FIG, each of their respective Affiliates and each of their and their respective Affiliates’ Representatives from and against all Losses suffered or incurred by any of them in connection with the cooperation under Section 6.15, the Financing transactions contemplated hereby, or any information used or misused in connection therewith, in each case other than as a result of fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person or Representative.

(h)        Sellers, FIP, each of their respective Affiliates and each of their and their Affiliates’ respective Representatives shall be deemed to be in compliance with this Section 6.15, and Buyer shall not allege that any of them are not or has not been in compliance with this Section 6.15, unless Buyer provides prompt written notice of the alleged failure to comply specifying in reasonable detail specific steps to cure such alleged failure in a commercially reasonable and practical manner consistent with this Section 6.15, which failure to comply has not been cured within ten (10) Business Days from receipt of such written notice and with reasonably sufficient time prior to the Outside Date to consummate the Financing.

(i)        The parties hereto understand and agree that all obligations of Sellers, FIP each of their respective Affiliates and each of their and their Affiliates’ respective Representatives relating to the Financing shall be governed exclusively by this Section 6.15.

6.16      Exclusivity. During the period beginning on the date hereof and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII in accordance with its terms, except for the transactions contemplated by this Agreement, Sellers and FIP shall not, and shall cause the Company and each Company Subsidiary and direct its and their respective Affiliates and Representatives (including, solely for the purposes of this Section 6.16, FIG LLC) not to, directly or indirectly (a) solicit, knowingly encourage or enter into any negotiation, discussion or Contract, with any Person other than Buyer and its Affiliates, that constitutes an Acquisition Proposal, or (b) participate in any discussions or negotiations regarding, furnish to any other Person (other than Buyer and its Affiliates) any non-public information relating to the Company or its Subsidiaries with the intent to induce the submission of, or otherwise knowingly facilitate or encourage the submission of, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Immediately following the execution of this Agreement, Sellers shall, and shall cause the Company and each Company Subsidiary and direct and their respective other Affiliates and Representatives to, (i) terminate access of any third party to any non-public information relating to the Company and the Company Subsidiaries provided in respect of, or in furtherance of, a potential Acquisition Proposal in any electronic dataroom or through any other similar medium and (ii) within five (5) Business Days after the date hereof, instruct any such Person to return or destroy all information or documents received thereunder. Sellers shall notify Buyer promptly, but in any event within twenty-four (24) hours, in writing if any Acquisition Proposal, or any inquiry or other contact with any Person (other than Buyer and its Affiliates) with respect thereto, is made. Any such notice to Buyer shall indicate in reasonable detail the identity of the Person making such Acquisition Proposal, inquiry or other contact and the terms and conditions of such Acquisition Proposal, inquiry or other contact. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following: (A) a merger, consolidation, share exchange, business combination, recapitalization, reorganization, dissolution, liquidation, joint venture or similar transaction involving the Company and the Company Subsidiaries pursuant to which any Person or group of related Persons would acquire a material portion, directly or indirectly, of the Company or any resulting parent company of the Company after giving effect to such transaction, (B) a sale, lease, license or other disposition, directly or indirectly, of a material portion of the assets of the Company and the Company Subsidiaries, taken as a whole, (C) a tender offer, exchange offer or any other transaction or series of transactions that, if consummated, would result in any Person or group of related Persons, directly or indirectly, owning or otherwise controlling, directly or indirectly, any equity interests of the Company or the Company Subsidiaries, or (D) any combination of the foregoing; provided that notwithstanding anything to the contrary, in no event shall any offer or proposal for, or any indication of interest in, any transaction of the type contemplated by subclauses (A) through (D) constitute an Acquisition Proposal for purposes of this Agreement if any transaction of the type contemplated by subclauses (A) through (D) is contemplated to be consummated with respect to FIP.

6.17       Buyer Financing Covenants.

(a)         During the period beginning on the date hereof and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII in accordance with its terms, and subject to the limitations in this Agreement, Buyer shall, and shall cause its Affiliates and its and their respective Representatives to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing in an amount, taking into account all other sources of proceeds (including cash from one or more equity offerings), necessary to fund the Required Funding Amount at the Closing on the terms and subject only to the conditions set forth in the Debt Commitment Letter, including using its reasonable best efforts to: (i) comply with and maintain the Debt Commitment Letter (subject to replacement thereof in accordance with this Section 6.17(a)) in full force and effect in accordance with the terms and subject only to the conditions thereof, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and subject only to the conditions set forth in the Debt Commitment Letter (subject to replacement thereof in accordance with this Section 6.17(a)) or, in Buyer’s sole discretion and except for any imposition of new conditions or expansion of existing conditions, on other terms than those contained in the Debt Commitment Letter, (iii) comply with and perform the obligations applicable to it pursuant to the Debt Commitment Letter, (iv) draw down on and consummate the Debt Financing at or prior to the Closing, including by enforcing its rights under the Debt Commitment Letter and causing the Debt Financing Sources to fund the Debt Financing at the Closing and (v) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions in such definitive agreements to the extent within Buyer’s, any of its Affiliates’ or any of its or their respective Representatives’ control.

(b)         During the period beginning on the date hereof and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII in accordance with its terms, and subject to the limitations in this Agreement, in the event that, notwithstanding the use of reasonable best efforts by Buyer to satisfy its obligations under Section 6.17(a), any portion of the Debt Financing expires or terminates or otherwise becomes unavailable on the terms and conditions (including any “market flex” provisions set forth in the Debt Fee Letter) contemplated by the Debt Commitment Letter or any of the Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded in writing, regardless of the reason therefor, Buyer shall (i) promptly notify Sellers in writing and (ii) use its reasonable best efforts to arrange for and obtain, as promptly as practicable following the occurrence of any such event, Alternative Debt Financing from the Debt Financing Sources or alternative Debt Financing Sources and to obtain and provide Sellers with a copy of any Alternative Debt Financing Letter in an amount sufficient, taking into account all other sources of proceeds, to fund the Required Funding Amount on terms and conditions that are not less favorable to Buyer than those set forth in the Debt Commitment Letter or, in Buyer’s sole discretion, on other terms than those contained in the Debt Commitment Letter (the “Alternative Debt Financing”); provided that, without the prior written consent of Sellers, such Alternative Debt Financing shall not affect any Prohibited Financing Amendment. In the event Buyer obtains any Alternative Debt Financing, it shall promptly deliver an executed debt commitment letter to Sellers with respect to such Alternative Debt Financing, including all exhibits, schedules, term sheets, amendments, supplements, modifications and annexes thereto and a true, correct and complete executed copy of the fee letter referenced in such debt commitment letter, it being understood that any such fee letter may be redacted in the same manner as the Debt Fee Letter. Buyer shall be subject to the same obligations with respect to any Alternative Debt Financing as set forth in this Agreement with respect to the Debt Financing. For purposes of this Agreement (other than with respect to representations in this Agreement made by Buyer that speaks to the date hereof) references to (A) the “Debt Financing” shall include the Debt Financing and any such Alternative Debt Financing, (B) the “Debt Commitment Letter” and the “Debt Fee Letter” shall include the Debt Commitment Letter and the Debt Fee Letter, as applicable, to the extent not superseded by the debt commitment letter with respect to such Alternative Debt Financing, and any such debt fee letter with respect to such Alternative Debt Financing, (C) the “Debt Financing Agreements” shall include the definitive documentation relating to the debt financing completed by the Debt Commitment Letter and any such Alternative Debt Financing and (D) the “Debt Financing Sources” shall include the financial institutions and other entities party to any Alternative Debt Financing Letter and any Person that provides, or has entered into, or in the future enters into, any binding Contract with Buyer or any of its Affiliates in connection with, or that is otherwise acting as a lender, arranger, bookrunner, manager, agent or any other similar Representative in respect of, all or any part of the Alternative Debt Financing and any other financial institutions, lenders or investors with respect to the Alternative Debt Financing, together with any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective direct or indirect former, current or future Representatives and their respective permitted successors and permitted assignees. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the reasonable best efforts of Buyer require or be deemed or construed to require Buyer to (I) seek equity financing from any source, (II) pay any fees in excess of those contemplated by the Debt Financing Letters (whether to secure waiver of any conditions contained therein or otherwise) or (III) cause any term, covenant, representation or warranty in this Agreement to be breached by Buyer or any of its Affiliates in a manner that would cause any condition to the Closing to fail to be satisfied or cause any condition to the Closing to fail to be satisfied.

(c)       Buyer shall not, and shall cause its Affiliates not to, replace, amend, supplement, terminate or waive any Debt Financing Letter or any provision thereof without Sellers’ prior written consent if such replacement, amendment, supplement, termination or waiver would, or would reasonably be expected to, when taken together with all such amendments, supplements, terminations and waivers: (i) delay or prevent the Closing, (ii) make the timely funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing on or prior to the Closing Date) less likely to occur, (iii) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Financing Letters or the definitive agreements with respect thereto, the ability of Buyer to consummate the transactions contemplated hereby at the Closing or the likelihood of the consummation of the transactions contemplated hereby to be consummated at the Closing, (iv) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) below the amount, taking into account all other sources of proceeds, necessary to fund the Required Funding Amount at Closing, or (v) impose new conditions or adversely expand, amend or modify any of the existing conditions to the receipt of the Debt Financing, or otherwise add, expand, amend or modify any other provision of the Debt Financing Letters, in a manner that would reasonably be expected to delay or prevent the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) at the Closing (such limitations, the “Prohibited Financing Amendments”). Upon any permitted amendment, supplement, modification, replacement or waiver of any Debt Financing Letter (including with respect to any Alternative Debt Financing) in accordance with this Section 6.17, the term “Debt Financing Letters” shall mean the Debt Financing Letters as so amended, supplemented, modified or replaced, and references to “Debt Financing” or “Alternative Debt Financing” shall include the financing contemplated by the Debt Financing Letters as so amended, supplemented, modified or replaced. Buyer shall deliver any replacement, amendment, supplement, termination or waiver of any Debt Financing Letter promptly upon the execution thereof.

(d)         Upon the written request of Sellers, Buyer shall keep Sellers informed as promptly as practicable in reasonable detail of the status of its efforts to (i) arrange the Debt Financing or (ii) obtain any Alternative Debt Financing. Without limiting the generality of the foregoing, Buyer shall provide Sellers prompt notice (i) upon becoming aware of any actual or threatened breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any such breach, default, repudiation, cancellation or termination) by any party to any Debt Financing Letter, (ii) upon receipt by Buyer of any written notice or other written communication of any such breach, default, repudiation, cancellation or termination, (iii) of any dispute or disagreement between or among the parties to any of the Debt Financing Letters or the definitive documents related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or the Debt Financing Agreements), and (iv) if for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Letters or the definitive documents related to the Debt Financing in any manner that would reasonably be expected to impair, delay or prevent the consummation of the transactions contemplated hereby. In addition, upon the written request of Sellers, Buyer shall keep Sellers informed on a reasonably current basis and in reasonable detail of the status of its efforts to finalize the Debt Financing and provide to Sellers copies of all definitive documents related to the Debt Financing, including upon the written request of Sellers by providing Sellers with drafts of such definitive documents relating to the Debt Financing a reasonable period of time prior to their execution or use.

(e)         Buyer expressly acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, none of the availability, terms or the obtaining of all or any portion of the Debt Financing or any other financing is in any manner a condition to Closing or any obligations of Buyer hereunder, including the obligation to consummate the transactions contemplated hereby, and reaffirms its obligation to consummate the Closing and the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any other financing, subject to the applicable conditions set forth in Article VII.

6.18       Treatment of Company Indebtedness.

(a)         During the period beginning on the date hereof and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII in accordance with its terms, and subject to the limitations in this Agreement, at Buyer’s sole cost and expense, Sellers shall, and shall cause the Company and the Company Subsidiaries to, (i) obtain any consents or amendments as necessary to permit the consummation of the Closing (in the manner as set forth in this Agreement) under the EB-5 Loan Agreement, which shall be in form and substance reasonably satisfactory to Sellers and Buyer (the “COC Amendment”); provided that, notwithstanding anything to the contrary contained herein, the operative provisions of the COC Amendment to permit the consummation of the Closing and the payment of any fees by the Company in connection therewith (which shall be borne by Buyer) shall, in each case, be conditioned upon the occurrence of the Closing, and (ii) use reasonable best efforts to deliver to Buyer executed copies of payoff letters (the “Payoff Letters” and each, a “Payoff Letter”), from the lenders or the administrative agent (or similar Person) on behalf of the lenders, as applicable, under the Credit Agreements. Such Payoff Letters shall (A) confirm the aggregate outstanding amount required to be paid to fully satisfy all outstanding and unpaid Indebtedness and other obligations under such Credit Agreements, as applicable, as of the anticipated Closing Date (and the daily accrual of interest thereafter) (other than obligations that are permitted to survive the termination of such Credit Agreements) (the “Payoff Amount”), (B) contain payment instructions, (C) state that, upon receipt of the Payoff Amount in accordance with such Payoff Letters, such Indebtedness and all related loan documents shall be discharged and terminated, (D) provide that all Liens (including trust, mortgages, financing statements, fixture filing or security agreements, in each case, securing such Indebtedness) and guarantees in connection with such Indebtedness relating to the assets or properties of the Company and the Company Subsidiaries under such Indebtedness shall be automatically released and terminated upon payment of the Payoff Amount on the Closing Date (other than Liens and guarantees relating to the Indenture) and (E) provide for the return of all possessory collateral (if any) in connection with such Indebtedness. Notwithstanding the foregoing, it is agreed and understood that (x) no such Indebtedness or other obligations under such Credit Agreements shall be required to be paid or otherwise satisfied pursuant to the Payoff Letters prior to the Closing, and (y) substantially concurrent with the Closing, Buyer shall irrevocably pay off, or cause to be paid off, the Payoff Amount. In addition, prior to the Closing Date, Buyer shall, and shall cause its Affiliates and its and their respective Representatives to, use reasonable best efforts to provide all reasonable cooperation, in each case, that is reasonably requested by Sellers (and at Sellers’ sole cost and expense) in connection with obtaining the COC Amendment.

(b)         During the period beginning on the date hereof and continuing until the thirtieth (30th) day following the Closing Date or the termination of this Agreement pursuant to Article VIII in accordance with its terms, and subject to the limitations in this Agreement, Buyer or one of its Subsidiaries may (i) commence and conduct one or more offers to purchase, including any offer required to be made in connection with a Change of Control (as defined in the Indenture), tender offers or exchange offers, the consummation of which shall be expressly conditioned on the occurrence of the Closing, with respect to any or all of the outstanding aggregate principal amount of the Notes on terms that are acceptable to Buyer (the “Offers to Purchase”) or (ii) solicit the consent of the holders of Notes regarding certain proposed amendments to the Indenture (the “Consent Solicitations” and, together with the Offers to Purchase, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such Offers to Purchase shall not occur, and any supplemental indentures in connection with any such Consent Solicitations shall not become operative (although any supplemental indentures entered into in connection with any such Consent Solicitations may become effective upon execution), prior to the Closing; provided, further, that the consummation of any Company Note Offers and Consent Solicitations shall not be a condition to the Closing. Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Buyer and which are permitted by the terms of the Indenture and applicable Law, including applicable Securities Exchange Commission rules and regulations. Buyer will reasonably consult with Sellers and the Company regarding the timing and commencement of any Company Note Offers and Consent Solicitations and any relevant tender or consent deadlines. Buyer shall not be permitted to commence any applicable Company Note Offers and Consent Solicitations until Buyer shall have provided Sellers, the Company and the Notes Issuer with the related offer to purchase, consent solicitation statement, letter of transmittal, if any, or press release, if any, in connection therewith, and each other material document relevant to the transaction that will be distributed by Buyer in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of Buyer commencing the applicable Offer to Purchase or Consent Solicitation to allow Sellers, the Company, the Notes Issuer and their counsel to review and comment on such Debt Offer Documents, and, after review and consultation, Buyer shall give reasonable and good faith consideration to reflecting any comments raised by Sellers, the Company, the Notes Issuer and their respective counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Notes Issuer shall execute one or more supplemental indentures to the Indenture in accordance with the terms thereof amending the terms and provisions of the Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Buyer (each, a “Company Supplemental Indenture”), which such Company Supplemental Indentures shall become effective upon execution thereof but shall not become operative unless and until the Effective Time, and the Notes Issuer shall use reasonable best efforts to cause the trustee under the Indenture to enter into such supplemental indentures. Subject to Section 6.18(e), Sellers shall, and shall cause the Company and the Company Subsidiaries to, and use reasonable best efforts to cause its and their Representatives to, provide all cooperation as may be reasonably requested by Buyer in connection with any Company Note Offers and Consent Solicitations and in connection with the execution of the Company Supplemental Indentures; provided that Sellers, the Company, the Notes Issuer, their respective Subsidiaries and their counsel shall not be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitation (other than in connection with the execution of any Company Supplemental Indenture relating to the Consent Solicitations, with respect to which the Company shall deliver customary officer’s certificates (the “Company Indenture Officers’ Certificates”) and counsel to the Notes Issuer shall provide customary legal opinions, in each case, to the trustee under the Indenture and solely to the extent such certificates or legal opinions, as applicable, are required under the Indenture and would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than any Company Supplemental Indenture described in the immediately preceding sentence; provided, further, that Sellers, the Company, the Notes Issuer and their respective Subsidiaries shall not be required to pay any funds in connection with any Company Note Offers and Consent Solicitation, including any Change of Control Payment (as defined in the Indenture) or consent solicitation fee. Notwithstanding the foregoing, in no event shall the Company, the Notes Issuer, their respective Subsidiaries or their legal counsel be required to give an opinion as to compliance of any Company Note Offers and Consent Solicitations with an applicable Law or, if applicable, the provisions of the Indenture, if in the reasonable opinion of the Company’s, or the Notes Issuer’s, legal counsel, as applicable, such Company Note Offers and Consent Solicitations do not comply with such applicable Law or the provisions of the Indenture, as the case may be, or to give an opinion with respect to financing by Buyer. The solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Buyer, retained by Buyer, and their fees and out-of-pocket expenses will be paid directly by Buyer. If, at any time prior to the completion of the Company Note Offers and Consent Solicitations, Sellers, the Company, the Notes Issuer or any of their respective Subsidiaries, on the one hand, or Buyer or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Buyer describing such information shall be disseminated to the holders of the Notes. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including this Section 6.18), neither Sellers, FIP, the Company, the Notes Issuer nor any of their respective Affiliates or Representatives shall be required to take or permit the taking of any action pursuant to this Section 6.18 that would require such Person or any Persons who are directors or officers of such Person to (i) pass resolutions or consents to approve or authorize the execution of any Company Note Offers and Consent Solicitations, (ii) execute or deliver any certificate, document, instrument, opinion, negative assurance letter or agreement or (iii) agree to any change or modification of any existing certificate, document, instrument, opinion, negative assurance letter or agreement (other than to the extent required by Section 6.18(b)), applicable Company Supplemental Indentures and related Company Indenture Officers’ Certificates and customary legal opinions in connection therewith.

(c)         Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.18), Buyer shall indemnify and hold harmless Sellers, their Affiliates and their respective Representatives from and against all Losses suffered or incurred by any of them in connection with any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters, the Payoff Amount or the obligations under this Section 6.18 or any information used or misused in connection with any of the foregoing. Buyer shall promptly (and in any event within two (2) Business Days of delivery of documentation evidencing the applicable cost or expense), upon request by Sellers, reimburse Sellers for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket outside attorneys’ fees and disbursements) incurred by Sellers, their Affiliates and their respective Representatives in connection with any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters, the Payoff Amount or the actions or cooperation contemplated by this Section 6.18.

(d)        Notwithstanding anything to the contrary in this Agreement, (i) none of Sellers, their Affiliates or their respective Representatives shall be required to provide any such cooperation pursuant to this Section 6.18 to the extent that it could (A) require such Person to (1) pay any fees or reimburse any expenses for which such Person has not received prior reimbursement, or make any other payment in connection with the actions or cooperation contemplated by this Section 6.18 other than those that will be made only after the Closing in the case of the Company, the Notes Issuer and their respective Subsidiaries, (2) give or agree to give to any other Person any indemnities in connection with any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters or the Payoff Amount that are effective prior to the Closing, or (3) provide access to or disclose any information that such Person reasonably determines is prohibited or restricted under applicable Law or that would reasonably be expected to jeopardize any attorney-client or other applicable legal privilege or protection of, or conflict with any confidentiality obligations binding on, such Person (not entered in contemplation hereof), in each case, so long as such Person has used its reasonable best efforts to provide access to or disclose such information by alternative means not restricted by this clause and has informed Buyer that information is being withheld in reliance on this clause, (B) result or could reasonably be expected to result in such Person (1) incurring any liability with respect to matters relating to any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters or the Payoff Amount or cause any Representative of such Person to incur any personal liability in connection with any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters or the Payoff Amount or (2) taking any action in conflict with the last sentence of Section 6.3, (C) require such Person to enter into any binding Contract or incur any other liability or obligation in connection with any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters or the Payoff Amount other than (x) to the extent required by Section 6.18(b), applicable Company Supplemental Indentures and related Company Indenture Officers’ Certificates and customary legal opinions in connection therewith and (y) those that will be entered into only after the Closing in the case of the Company, the Notes Issuer and their respective Subsidiaries, (D) cause any term, covenant, representation or warranty in this Agreement to be breached by such Person in a manner that would cause any condition to the Closing to fail to be satisfied or cause any condition to the Closing to fail to be satisfied, (E) conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, such Person’s Organizational Documents (not entered in contemplation hereof), any applicable Law or any applicable Contract (not entered in contemplation hereof), (F) require such Person to provide any Excluded Information, (G) pay any commitment or other similar fee, (H) result in the creation or imposition of any Lien on any asset of such Person (except, in the case of the Company or the Company Subsidiaries, any Lien on any of its or their assets that becomes effective only upon the Closing), or (I) unreasonably interfere with the ongoing business operations of Sellers or any of their Affiliates (including the Company and the Company Subsidiaries), and (ii) the parties hereto agree that any information provided with respect to the prospects and plans for the Company’s business and operations in connection with the actions or cooperation contemplated by this Section 6.18 shall be the sole responsibility of Buyer, and no other Person shall be required to provide any information or make any presentations with respect to capital structure, any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters or the Payoff Amount, other pro forma information relating thereto or the manner in which Buyer intends to operate, or cause to be operated, the Company and the Company Subsidiaries after the Closing. Notwithstanding the foregoing, other than to the extent required by Section 6.18(b), applicable Company Supplemental Indentures and related Company Indenture Officers’ Certificates and customary legal opinions in connection therewith, (x) none of Sellers, their Affiliates or their respective Representatives shall be required to execute or enter into any Contract with respect to any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters or the Payoff Amount (other than those directors, managers, officers or employees continuing in such roles after the Closing, and solely with respect to Contracts contingent upon the Closing and that would not be effective prior to the Closing), and (y) no directors or managers of Sellers or their respective Affiliates shall be required to approve, adopt, execute or enter into or perform any resolution, consent, Contract or otherwise take any corporate or similar action with respect to any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters or the Payoff Amount that is not contingent upon the Closing or that would be effective prior to the Closing (other than those directors or managers continuing in such roles after the Closing, and solely with respect to Contracts contingent upon the Closing and that would not be effective prior to the Closing).

(e)         Sellers, their Affiliates and their respective Representatives shall be deemed to be in compliance with this Section 6.18, and Buyer shall not allege that Sellers, their Affiliates or their respective Representatives are or have not been in compliance with this Section 6.18, unless Buyer provides prompt written notice of the alleged failure to comply specifying in reasonable detail specific steps to cure such alleged failure, which failure to comply has not been cured within ten (10) Business Days from receipt of such written notice and with reasonably sufficient time prior to the Outside Date to consummate the Company Note Offers and Consent Solicitations, the COC Amendment and finalize the Payoff Letters.

(f)        The parties hereto understand and agree that all obligations of Sellers, their Affiliates or their respective Representatives relating to any Company Note Offers and Consent Solicitations, the COC Amendment, the Payoff Letters and the Payoff Amount shall be governed exclusively by this Section 6.18, except for the conditions to Closing set forth in Section 7.2(e).

6.19        EB-5 Matters.

(a)         Without limiting the generality of Section 6.1, from the date hereof to the Closing or the earlier termination of this Agreement pursuant to Article VIII, Sellers shall cause the Company and the Company Subsidiaries to: (i) continue to use all proceeds of the EB-5 Loan Agreement solely for Qualifying Expenditures (as defined in the EB-5 Loan Agreement) and in accordance with the EB-5 Loan Agreement in all material respects; and (ii) use commercially reasonable efforts to satisfy or waive the obligations of the Company and the Company Subsidiaries under the EB-5 Loan Agreement in all material respects.

(b)        Sellers shall promptly notify Buyer in writing of: (i) any material communication from the U.S. Citizenship and Immigration Services, the EB-5 Lender, or any individual EB-5 investor participating in the Project (as defined in the EB-5 Loan Agreement) that is received by Sellers, the Company or any Company Subsidiary; or (ii) any written denial, revocation, or adverse determination relating to any EB-5 investor petition that is received by Sellers, the Company or any Company Subsidiary.

6.20        Ancillary Agreement Matters. As promptly as practicable following the date hereof, FIP, Buyer and Buyer Parent shall, and FIP shall cause EOVR, to, use their respective reasonable best efforts to:

(a)        negotiate in good faith to (i) enter into a binding definitive asset purchase agreement (the “Railroad Purchase Agreement”) and (ii) (A) finalize the other railroad-related agreements (the “Other Railroad Agreements” and together with the Railroad Purchase Agreement, the “Railroad Agreements”) described in the term sheet attached hereto as Exhibit B (the “Railroad Agreements Term Sheet”), in each case, that will be attached to the Railroad Purchase Agreement upon its execution and (B) enter into, concurrently with the closing of the transactions contemplated by the Railroad Purchase Agreement, such Other Railroad Agreements, in the case of clauses (i) and (ii), consistent in all material respects with the Railroad Agreements Term Sheet and such other terms as are customary or otherwise mutually agreed by such parties;

(b)        subject to entry into the Railroad Purchase Agreement and receipt of the applicable STB Approval, cause the closing of the transactions contemplated by the Railroad Purchase Agreement to occur on the Closing Date or substantially concurrently with the Closing; provided that, in the event that such parties fail to execute and deliver the Railroad Agreements prior to the Closing, at the Closing, the parties agree that the terms set forth in the Railroad Agreements Term Sheet with respect to the Railroad Purchase Agreement shall be binding and shall govern the rights and obligations of the parties with respect to the sale of the assets described therein until such time as the Railroad Purchase Agreement is executed. If upon the closing of the transactions contemplated by the Railroad Purchase Agreement, such parties fail to execute and deliver any Other Railroad Agreement, the parties agree that the terms set forth in the Railroad Agreements Term Sheet with respect to such Other Railroad Agreement shall be binding and shall govern the rights and obligations of the parties with respect to the operation of the assets described therein until such time as such Other Railroad Agreement is executed. In the event that such parties fail to execute and deliver the Railroad Agreements prior to the dates specified above, FIP, Buyer and Buyer Parent shall, and FIP shall cause EOVR to, continue to use their respective reasonable best efforts to negotiate to enter into the Railroad Agreements in good faith; provided, further, that to the extent that any condition to the closing of the transactions contemplated by the Railroad Purchase Agreement remains unsatisfied on the Closing Date, FIP, Buyer and Buyer Parent shall, and FIP shall cause EOVR to, continue to use their respective reasonable best efforts to satisfy all such outstanding conditions and consummate the closing of such transactions as expeditiously as practicable following the Closing Date; and

(c)          negotiate in good faith to enter into a binding definitive Escrow Agreement, on terms as are customary or otherwise mutually agreed by such parties.

6.21       VR Contribution. Prior to the Closing, Sellers shall undertake a reorganization (the “VR Contribution”), pursuant to which (a) ORPH shall contribute one percent (1%) of the issued and outstanding equity interests of Verde Ridge to ORPF and (b) immediately thereafter, each of ORPH and ORPF shall contribute their respective issued and outstanding equity interests of Verde Ridge, constituting one hundred percent (100%) of Verde Ridge (“VR Interests”), to the Company, upon which Verde Ridge shall become a Company Subsidiary.

ARTICLE VII

CLOSING CONDITIONS

7.1       Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer and Sellers in writing (and, if the Closing occurs, each of the conditions (if any) set forth in this Section 7.1 which have not been fully satisfied as of the Closing shall be automatically deemed to have been waived by each of Buyer and Sellers):

(a)        No Order. No Governmental Entity, including any court or tribunal of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits the performance by Buyer, Sellers, the Company or any Company Subsidiary of their respective obligations under this Agreement.

(b)         Applicable Law. (i) The filings, consents and approvals required to be made or obtained under applicable Laws in order to consummate the Closing as set forth in Section 7.1(b) of the Disclosure Letter, shall have been made or obtained, and (ii) the waiting period under the HSR Act shall have expired or been terminated.

7.2       Additional Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer (and, if the Closing occurs, each of the conditions (if any) set forth in this Section 7.2 which have not been fully satisfied as of the Closing shall be automatically deemed to have been waived by Buyer):

(a)         Representations and Warranties. (i) The representations and warranties of Sellers and FIP set forth in Articles III and V, other than the Seller Fundamental Reps and the FIP Fundamental Reps, shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) as of the date hereof and at and as of the Closing with the same force and effect as if made at and as of the Closing, except for any such representations and warranties that address matters as of a particular date or dates, which shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) as of such date or dates, in each case, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have had, individually or in the aggregate, a Material Adverse Effect, and (ii) the Seller Fundamental Reps and the FIP Fundamental Reps shall be true and correct in all respects as of the date hereof and at and as of the Closing with the same force and effect as if made at and as of the Closing, except for any such Seller Fundamental Reps or FIP Fundamental Reps that address matters as of a particular date or dates, which shall be true and correct in all respects as of such date or dates.

(b)        Agreements and Covenants. Sellers and FIP shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by such party at or prior to the Closing.

(c)          No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

(d)         Officer’s Certificates. Buyer shall have received a certificate of a duly authorized officer of each Seller and FIP as to the satisfaction of the conditions set forth in Sections 7.2(a), 7.2(b), as applicable, and, solely with respect to each Seller, Section 7.2(c).

(e)         COC Amendment. The COC Amendment shall have been obtained and shall be in full force and effect, and the lenders under the EB-5 Loan Agreement shall have waived any default or event of default arising under the EB-5 Loan Agreement resulting from any change of control arising out of the transactions contemplated by this Agreement (the “COC Conditions”).

7.3        Additional Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Sellers (and, if the Closing occurs, each of the conditions (if any) set forth in this Section 7.3 which have not been fully satisfied as of the Closing shall be automatically deemed to have been waived by Sellers):

(a)         Representations and Warranties. (i) The representations and warranties of Buyer and Buyer Parent set forth in Articles IV and V, other than the Buyer Fundamental Reps and the Buyer Parent Fundamental Reps, shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) as of the date hereof and at and as of the Closing with the same force and effect as if made at and as of the Closing, except for any such representations and warranties that address matters as of a particular date or dates, which shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) as of such date or dates, in each case, except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect on Buyer’s or Buyer Parent’s ability, as applicable, to consummate the Closing and perform its obligations hereunder and (ii) the Buyer Fundamental Reps and the Buyer Parent Fundamental Reps shall be true and correct in all respects as of the date hereof and at and as of the Closing with the same force and effect as if made at and as of the Closing, except for any such Buyer Fundamental Reps or Buyer Parent Fundamental Reps that address matters as of a particular date or dates, which shall be true and correct in all respects as of such date or dates.

(b)         Agreements and Covenants. Each of Buyer and Buyer Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by such party on or prior to the Closing Date.

(c)        Officer’s Certificates. Sellers shall have received a certificate of a duly authorized officer of each of Buyer and Buyer Parent as to the satisfaction of the conditions set forth in Section 7.3(a) and 7.3(b), as applicable.

7.4        Frustration of Closing Conditions. None of Sellers nor Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the transactions contemplated by this Agreement in accordance with this Agreement.

ARTICLE VIII

TERMINATION

8.1         Termination. This Agreement may be terminated by giving written notice at any time prior to the Closing as follows:

(a)          by mutual consent of Buyer and Sellers;

(b)          by either Buyer or Sellers, if there shall be any Order that is final and non-appealable prohibiting the purchase or sale of the LREP Interests;

(c)          by Buyer, (i) at any time after November 30, 2026 (the “Outside Date”) if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Buyer to comply with any covenant or agreement of Buyer; provided that if on the Outside Date (A) all of the conditions to the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date) other than the condition to the Closing set forth in Section 7.1(b), then Buyer may not terminate this Agreement pursuant to this Section 8.1(c)(i) until after June 30, 2027 or (B) the Marketing Period has commenced but has not been completed as of such date, then Buyer may not terminate this Agreement pursuant to this Section 8.1(c)(i) until the third (3rd) Business Day immediately following the last day of the Marketing Period or (ii) at any time, if Sellers shall have breached or violated any of their respective representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 7.2(a) or Section 7.2(b), which breach or violation cannot be cured by the Outside Date and after written notice thereof has been given by Buyer to Sellers; provided, further, that Buyer shall not be entitled to terminate this Agreement pursuant to Section 8.1(c)(ii) if Buyer is in breach or violation of any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 7.3(a) or Section 7.3(b);

(d)       by Sellers, (i) at any time after the Outside Date if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Sellers to comply with any covenant or agreement of Sellers; provided that if on the Outside Date (A) all of the conditions to the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date) other than the condition to the Closing set forth in Section 7.1(b), then Sellers may not terminate this Agreement pursuant to this Section 8.1(d)(i) until after June 30, 2027 or (B) the Marketing Period has commenced but has not been completed as of such date, then Sellers may not terminate this Agreement pursuant to this Section 8.1(d)(i) until the third (3rd) Business Day immediately following the last day of the Marketing Period, or (ii) at any time, if Buyer shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 7.3(a) or Section 7.3(b), which breach or violation cannot be cured by the Outside Date after written notice thereof has been given by Sellers to Buyer; provided, further, that Sellers shall not be entitled to terminate this Agreement pursuant to Section 8.1(d)(ii) if Sellers are in breach or violation of any of their respective representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 7.2(a) or Section 7.2(b); or

(e)         by Sellers, upon written notice to Buyer, if (i) the Closing shall not have occurred on or prior to the date required pursuant to Section 2.1; (ii) all of the conditions to Closing set forth in Article VII have been satisfied or waived at the time of such termination if the Closing were held at the time of such termination (other than conditions that either (A) by their terms, are to be satisfied at the Closing (and which, at the time of termination of this Agreement, would be satisfied if the Closing were to occur on such date) or (B) the failure of which to be satisfied is attributable, in whole or in part, to a breach by Buyer of its representations, warranties, covenants or agreements contained in this Agreement); (iii) Sellers have delivered irrevocable written notice to Buyer in writing that Sellers are ready, willing and able to consummate the Closing as of the date of delivery of such written notice by Sellers; and (iv) Buyer fails to consummate the Closing on the earlier of the Outside Date or the third (3rd) Business Day following the date of delivery of such written notice by Sellers.

8.2         Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void (except that, this Section 8.2, Section 6.4, Section 6.11, Section 6.15(f), Section 6.18(b) and Article X shall survive any such termination and continue in full force and effect), there shall be no liability on the part of Buyer or Sellers or any of their respective Representatives to any other party hereto and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party hereto from liability for any willful and material breach of this Agreement or Fraud.

8.3         Reverse Termination Fee

(a)       If this Agreement is validly terminated (i) by Sellers in accordance with Section 8.1(d)(ii) and (x) at the time of such termination, this Agreement is also terminable by Sellers pursuant to Section 8.1(e) in the circumstance where Buyer’s failure to consummate the Closing is due solely to the fact that the Debt Financing or Alternative Debt Financing is not funded to Buyer in accordance with the Debt Commitment Letter or the Alternative Debt Financing Letter, respectively, and (y) the breach or violation giving rise to Sellers’ termination right pursuant to Section 8.1(d)(ii) is not the cause of such failure of the Debt Financing or Alternative Debt Financing to be funded, (ii) by Sellers in accordance with Section 8.1(e) in the circumstance where Buyer’s failure to consummate the Closing is due solely to the fact that the Debt Financing or Alternative Debt Financing is not funded to Buyer in accordance with the Debt Commitment Letter or the Alternative Debt Financing Letter, respectively, or (iii) Buyer in accordance with Section 8.1(c)(i) at a time when Sellers could have terminated this Agreement pursuant to the foregoing clauses (i) or (ii), then promptly, but in any event within five (5) Business Days after the date of such termination, Buyer shall pay or cause to be paid to Sellers (or, if instructed by Sellers in writing, their respective designees) an aggregate amount in cash equal to seventy five million dollars ($75,000,000) (the “Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by Sellers (or their respective designee).

(b)       The parties hereto acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not otherwise enter into this Agreement; accordingly, if Buyer fails to pay the Termination Fee pursuant to Section 8.3(a) on or prior to the date such Termination Fee is due hereunder, and, in order to obtain such payment, Sellers commence an Action that results in a final, non-appealable judgment against Buyer for the payment of the Termination Fee pursuant to Section 8.3(a), Buyer shall pay, or cause to be paid, to Sellers the costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) incurred by Sellers in connection with such Action (the “Enforcement Costs”).

(c)         Notwithstanding anything to the contrary in this Agreement, following any termination of this Agreement in accordance with its terms in the circumstances in which the Termination Fee is payable pursuant to this Section 8.3(c), the right to receive the Termination Fee, together with any other amount owing pursuant to (i) Section 6.15(f) (Financing Cooperation), (ii) Section 6.18(b) (Treatment of Company Indebtedness) or (iii) Section 8.3(b) (Enforcement Costs) (the Termination Fee and such other amounts, in each case, solely to the extent payable hereunder, the “Post-Termination Payment Obligations”), and any rights or remedies provided pursuant to Section 10.24 (upon the terms and subject to the conditions therein), shall be the sole and exclusive remedy of Sellers and each Seller Non-Recourse Person against the Buyer Non-Recourse Person, under or otherwise related to this Agreement, each of the Ancillary Agreements and the transactions contemplated hereby and thereby (including for any damages, liabilities or losses or other amounts (of any nature or kind whatsoever) suffered (or that may be suffered)), including the failure of the Closing to occur.

(d)        In the event of a termination of this Agreement and upon payment of the Post-Termination Payment Obligations in circumstances in which such amounts are payable pursuant to this Agreement, except for any claims arising out of, related to or in connection with (i) any covenants that expressly survive such termination or (ii) the Confidentiality Agreement, (A) neither Seller nor any other Seller Non-Recourse Person shall be entitled to bring or maintain, and each Seller shall cause such Persons not to bring or maintain, any Action against Buyer or any Buyer Non-Recourse Person arising out of, related to or in connection with this Agreement or any Ancillary Agreement or any of the transactions contemplated by this Agreement (or the abandonment or termination thereof) or any matters forming the basis for such termination or abandonment, (B) none of Buyer or any Buyer Non-Recourse Person shall have any liability to Sellers or any of their Affiliates, directly or indirectly, relating to, in connection with, or arising under, the transactions contemplated by this Agreement or any Ancillary Agreement and (C) each Seller shall not, and shall cause each Seller Non-Recourse Person not to, seek to recover any money damages or other losses or damages of any kind, character or description from any Buyer Non-Recourse Person relating to this Agreement.

(e)         The sole and exclusive remedies prior to the Closing with respect to this Agreement and the transactions contemplated by this Agreement (except with respect to a prior breach of the Confidentiality Agreement), regardless of the legal theory under which such liability may be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, will be limited to (i) terminating this Agreement pursuant to Section 8.1, in which event the parties hereto shall have the rights with respect thereto as provided for in Section 8.2 and Section 8.3, or (ii) seeking specific performance pursuant to Section 10.11. The parties hereto acknowledge and agree that (A) in no event shall Buyer or any other Person on behalf of Buyer (including Buyer Parent pursuant to Section 10.24) be required to pay the full Post-Termination Payment Obligations on more than one occasion, (B) in no event shall Sellers be permitted or entitled to receive both a grant of specific performance to cause Buyer to consummate the Closing as contemplated by Section 10.11 and all or any portion of the Termination Fee or other monetary damages, and (C) any payment of the Termination Fee (together with any other Post-Termination Payment Obligations), as applicable, described in this Section 8.3 is not a penalty but is liquidated damages in a reasonable amount that will compensate Sellers in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(f)          This Section 8.3 shall be for the benefit of, and shall be enforceable by, any Buyer Non-Recourse Person and their respective heirs, executors, administrators and estates, and such Persons shall be express third-party beneficiaries of this Section 8.3 for such purpose.

ARTICLE IX

CERTAIN DEFINITIONS

As used in this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, the following terms, when used in this Agreement and the Exhibits, the Schedules and other documents delivered in connection herewith, have the meanings set forth or as referenced below:

“2025 Balance Sheet” has the meaning set forth in Section 3.7(a).

“Accounting Firm” has the meaning set forth in Section 1.3(d).

“Acquisition Proposal” has the meaning set forth in Section 6.16.

“Action” means any action, cause of action, complaint, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), hearing, review, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any Governmental Entity or arbitration tribunal.

“Actual Closing Cash and Cash Equivalents” has the meaning set forth in Section 1.3(d).

“Actual Closing Indebtedness” has the meaning set forth in Section 1.3(d).

“Actual Closing Working Capital” has the meaning set forth in Section 1.3(d).

“Actual Closing Working Capital Shortfall” has the meaning set forth in Section 1.3(d).

“Actual Closing Working Capital Surplus” has the meaning set forth in Section 1.3(d).

“Actual Transaction Expenses” has the meaning set forth in Section 1.3(d).

“Adjustment Escrow Account” means the account holding the Adjustment Escrow Amount in accordance with the Escrow Agreement.

“Adjustment Escrow Amount” means an amount equal to twenty million dollars ($20,000,000).

“Affiliate” shall mean, in relation to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided that (i) the Company and the Company Subsidiaries shall be deemed, for purposes of this Agreement, an Affiliate of Sellers prior to the Closing and an Affiliate of Buyer from and after the Closing and (ii) no member of the FIG Group shall be deemed to be an Affiliate of FIP or any of its Subsidiaries (including Sellers, the Company and any Company Subsidiary).

“Affiliate Transactions” has the meaning set forth in Section 3.12(b).

“Agreement” has the meaning set forth in the Preamble.

“AI Technology” has the meaning set forth in Section 3.19(i).

“Alternative Debt Financing” has the meaning set forth in Section 6.17(b).

“Alternative Debt Financing Letter” means any new executed commitment letter or definitive document that provides for Alternative Debt Financing and any new executed fee letter referenced in such new executed debt commitment letter or definitive document in connection with Alternative Debt Financing.

“Ancillary Agreements” means, collectively, the Escrow Agreement, each EPA Release, any certificate delivered pursuant to this Agreement and any other document entered into pursuant to or in connection with this Agreement.

“Anti-Corruption Laws” means any applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including, to the extent applicable, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and any other applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Governmental Entity.

“Antitrust Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Applicable Accounting Principles” mean the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth on Exhibit C.

“Authorization Letters” mean customary authorization letters (including customary representations with respect to accuracy of information and material non-public information) authorizing the distribution of the information described in “Required Information” to prospective lenders or investors.

“Base Purchase Price” means one billion five hundred twelve million dollars $(1,512,000,000).

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banking institutions in the State of New York are authorized or obligated by applicable Law to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Fundamental Reps” means those representations and warranties contained in Sections 4.1 (Organization), 4.2 (Authority; Enforceability) and 4.10 (Brokers).

“Buyer Non-Recourse Person” has the meaning set forth in Section 10.17(b).

“Buyer Parent” has the meaning set forth in the Preamble.

“Buyer Parent Fundamental Reps” means, solely as they relate to Buyer Parent, those representations and warranties contained in Sections 5.1 (Organization) and 5.2 (Authority; Enforceability).

“Cash and Cash Equivalents” means the aggregate amount of all (a) cash, (b) cash equivalents and (c) solely to the extent possible to convert to cash within sixty (60) days, liquid investments (including readily marketable equity securities and whether treated as short-term or long-term investments), government guaranteed debt obligations, commercial paper, variable or fixed rate notes, and time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank and commercial paper and variable or fixed rate notes, in each case, of the Company and the Company Subsidiaries as determined in accordance with the Applicable Accounting Principles. For the avoidance of doubt, with respect to the Company and the Company Subsidiaries, “Cash and Cash Equivalents” (a) include all checks, wires in transit and drafts that are dated prior to the Closing or were initiated or deposited for the account of the Company or any Company Subsidiary that have not yet been received, sent, deposited or cleared as of immediately prior to the Closing; provided that such checks, wires in transit or drafts actually clear, (b) are net of all checks and wires in transit initiated or sent by the Company or any Company Subsidiary for the account of another Person, prior to the Closing, (c) include the net present value (discounted from the date of the respective swap expirations to the Closing Date at a rate of eight percent (8%)) of any amounts posted as collateral in favor of EDF Trading North America, LLC under the EDF IDSA and in favor of GE Power Long Ridge LLC under the GE ISDA (each as defined in the Disclosure Letter), (d) include the aggregate amount in each of the Debt Service Reserve Account and exclude the Gas CapEx Account contemplated by the LC CAGR as of the applicable date of calculation, (e) include (i) all amounts deposited pursuant to or in respect of the Verde Ridge Option Agreement (as defined in the Disclosure Letter) and (ii) all documented cost and expenses incurred through the Closing Date and actually paid prior to the Closing, in each case, by the Company and the Company Subsidiaries (including, for all purposes of this clause (ii), Verde Ridge) arising out of, related to or in connection with the Verde Ridge Option Agreement (subject to a maximum cap of five million dollars ($5,000,000)), (f) include the aggregate mark-to-market value of all interest rate derivatives agreements of the Company and the Company Subsidiaries to the extent that such aggregate mark-to-market value is in-the-money to the Company and the Company Subsidiaries, (g) include any amounts deemed to be restricted cash and held in the operating revenue account (up to a maximum cap of $2,000,000), (h) include the portion of the $3,817,435 of customer deposits paid by the Company to Eastern Gas Transmission and Storage for the one-year transportation commitment that have not been returned as of the Closing Date, (i) include $1,424,518, representing fifty percent (50%) of the deposit paid by the Company to Eastern Gas Transmission and Storage in respect of the Company’s obligations with respect to the Farmout Agreement (as defined in Section 3.5 of the Disclosure Letter), (j) include all amounts due and unpaid by Buyer or any of its Affiliates under that certain Amended and Restated Lease Agreement, dated August 7, 2023, by and between ORPS and Arkon Energy USA LLC as of the Closing Date and (k) exclude the aggregate amount of all cash collateral required to be paid by the Company related to certain future obligations of the Company with respect to certain pipeline transportation arrangements following the Closing Date to the extent unpaid as of the Closing Date. For the avoidance of doubt, Cash and Cash Equivalents, including any components thereof, may be a negative number.

“Cash RSU Withholding Amount” has the meaning set forth in Section 1.2(b).

“Cash-Settled RSU” has the meaning set forth in Section 1.2(b).

“Citizens LC” means that certain Letter of Credit, dated as of February 11, 2025, issued by Citizens Bank, N.A. for $1,000,000 to GE Power Long Ridge LLC, as beneficiary, on behalf of Long Ridge Energy LLC.

“Cleanup” means all actions required or necessary to: (a) clean up, remove or remediate the presence or a Release of Hazardous Materials in the environment; (b) perform pre-remedial studies and investigations and post-remedial operations, monitoring, and care; or (c) fulfill any other obligations under any applicable Environmental Law or any Order requiring the cleanup, removal, treatment or remediation of Hazardous Materials in the environment.

“Closing” has the meaning set forth in Section 2.1.

“Closing Cash and Cash Equivalents” means the amount of Cash and Cash Equivalents of the Company and the Company Subsidiaries on a consolidated basis as of immediately prior to the Effective Time.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Indebtedness” means the amount of Indebtedness of the Company and the Company Subsidiaries on a consolidated basis as of immediately prior to the Effective Time.

“Closing Statement” has the meaning set forth in Section 1.3(b).

“Closing Working Capital” means the Working Capital as of immediately prior to the Effective Time.

“Coalbed Methane” means occluded methane gas and all associated natural gas and other Hydrocarbons of whatever quality or quantity produced or emitted from coal formations and seams and any related, associated or adjacent rock material or strata.

“COBRA” has the meaning set forth in Section 3.18(e).

“COC Amendment” has the meaning set forth in Section 6.18(a).

“COC Conditions” has the meaning set forth in Section 7.2(e).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Company 401(k) Plan” has the meaning set forth in Section 6.7(c).

“Company Affiliate Transactions” has the meaning set forth in Section 3.12(a).

“Company Indenture Officers’ Certificates” has the meaning set forth in Section 6.18(b).

“Company Note Offers and Consent Solicitations” has the meaning set forth in Section 6.18(b).

“Company Service Provider” means any current or former officer or employee of the Company or any Company Subsidiary.

“Company Subsidiaries” means the Subsidiaries of the Company (including, for the avoidance of doubt, after giving effect to the VR Contribution, Verde Ridge).

“Company Supplemental Indenture” has the meaning set forth in 6.18(b).

“Company Systems” means computers, computer systems, servers, hardware, software, firmware, middleware, networks, servers, workstations, routers, hubs, switches, telecommunications and data communication equipment and lines, and all other information technology equipment and related items of automated, computerized or software systems, whether used by or for, or otherwise relied on by, the Company or the Company Subsidiaries.

“Company Tax Contest” has the meaning set forth in Section 6.8(d).

“Compliant” means, with respect to the Required Information, that (a) such Required Information provided by the Company, taken as a whole and as amended or supplemented from time to time, does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such Required Information not materially misleading under the circumstances in which made (provided that any supplemental disclosure that would typically be included in a customary pricing supplement (and that would not typically require circulating updated disclosure to potential investors prior to pricing of any related securities offering) shall not be construed to be a material misstatement or omission); (b) such Required Information is, and remains until the Closing Date, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act with respect to a registered offering of securities under the Securities Act (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield non-convertible debt securities and, for the avoidance of doubt, provisions applicable to any Excluded Information); (c) the Company’s auditors have not withdrawn any audit opinion on any of the audited financial statements contained in the Required Information; (d) the Company or its auditors have not determined to undertake a restatement of any financial statements included in the Required Information (it being understood the Required Information will be Compliant in respect of this clause (d) if such restatement is completed or the Company has determined no such restatement is required); and (e) the financial statements included in the Required Information that is available to Buyer on the first day of the Marketing Period would be sufficiently current and would not become “stale” on any day during the twelve (12) consecutive Business Day period beginning on such date to permit the Notes Issuer’s auditors to issue customary comfort letters (including customary “negative assurance” and change period comfort) in order to consummate any Financing on any day during the Marketing Period (and such auditors have confirmed they are prepared to issue such customary comfort letters subject to their completion of customary procedures), it being understood that such issuance of the comfort letter and a bringdown thereof shall not occur until the “pricing” and the “closing” of such offering of securities, respectively.

“Confidentiality Agreement” has the meaning set forth in Section 6.4(a).

“Consent” has the meaning set forth in Section 3.5(b).

“Consent Solicitations” has the meaning set forth in Section 6.18(b).

“Continuing Employee” means each employee of the Company and any Company Subsidiary as of the Closing.

“Contract” means any written contract, agreement, lease (other than any Lease) or license that is binding on any Person or any part of its property under applicable Law.

“Credit Agreements” mean (a) that certain Credit Agreement, dated as of February 19, 2025 (as amended, restated, supplemented or otherwise modified, the “LC CAGR”), by and among Long Ridge Energy LLC, a Delaware limited liability company, Long Ridge Energy Generation LLC, a Delaware limited liability company, Ohio Gasco LLC, the lenders party thereto, Citizens Bank, N.A., as administrative agent and U.S. Bank Trust Company, National Association, as collateral agent, (b) that certain Credit Agreement, dated as of May 7, 2025, by and among the Company, Ohio River Partners Shareholder LLC, a Delaware limited liability company, the lenders party thereto, and Acquiom Agency Services LLC, as administrative agent (as amended by the First Amendment to Credit Agreement, dated as of September 5, 2025, the Second Amendment to Credit Agreement, dated as of October 8, 2025, the Third Amendment to Credit Agreement, dated as of April 29, 2026, and as amended, restated, supplemented or otherwise modified) and (c) that certain Promissory Note dated as of February 26, 2025, by Company as payor, in favor of Labor Impact Fund, L.P. and LIF AIV 1, L.P. as payees, for an aggregate principal amount of twenty million dollars ($20,000,000).

“Current D&O Policies” has the meaning set forth in Section 6.6(d).

“D&O Tail Policy” has the meaning set forth in Section 6.6(d).

“Debt Commitment Letter” means the fully executed debt commitment letter dated as of the date hereof, between Buyer and the financial institutions and other entities party thereto (including all exhibits, schedules and annexes thereto, as may be amended, restated, supplemented or otherwise modified in accordance with the terms hereof), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein to Buyer or the Company.

“Debt Fee Letter” means the fully executed fee letter referenced in the Debt Commitment Letter, dated as of the date hereof, between Buyer and the Debt Financing Sources party thereto (as may be amended, restated, supplemented or otherwise modified in accordance with the terms hereof).

“Debt Financing” means the third-party debt financing for the purpose of, among other things, funding the transactions contemplated by this Agreement.

“Debt Financing Agreements” has the meaning set forth in Section 10.23.

“Debt Financing Letters” means the Debt Commitment Letter and the Debt Fee Letter.

“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing in connection with the transactions contemplated by this Agreement, including the parties to any commitment letters (including the Debt Commitment Letter), engagement letters, joinder agreements, indentures, credit agreements, sales agreements or purchase agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ Representatives and their respective permitted successors and permitted assigns; provided that neither Buyer nor any of its Affiliates shall be a Debt Financing Source.

“Debt Offer Documents” has the meaning set forth in Section 6.18(b).

“Defensible Title” means record title of the applicable Company or Company Subsidiary to each of the Gas Properties held or owned by it (or purported to be held or owned by it as reflected in the Reserve Report) that, in each case: (a) entitles such applicable Company or Company Subsidiary to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in (or, if not shown, the net revenue interest used by the Independent Petroleum Engineers in the determination of the reserves shown in) the Reserve Report of all Hydrocarbons produced from such Gas Properties throughout the life of such Gas Properties, except for (i) decreases in connection with those operations in which the applicable Company or Company Subsidiary or its successors or assigns may, from and after the date of this Agreement and in accordance with the terms of this Agreement, elect to be a non-consenting co-owner, (ii) decreases resulting from the establishment or amendment, from and after the date of this Agreement, of pools or units in accordance with this Agreement, (iii) decreases required after the date of this Agreement to allow other working interest owners to make up past under-production or pipelines to make up past under deliveries, (iv) adjustments to such net revenue interest based upon payout or payment of any cost-recovery burden or (v) decreases resulting from actions or omissions of Buyer, (b) obligates such applicable Company or Company Subsidiary to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Gas Properties, of not greater than the working interest shown in (or, if not shown, the working interest used by the Independent Petroleum Engineers in the determination of the reserves shown in) the Reserve Report for such Gas Properties, except for (i) increases resulting from contribution rights or requirements with respect to defaulting or non-consenting co-owners from and after the date of this Agreement under applicable operating agreement, (ii) increases to the extent that such increases are accompanied by at least a proportionate increase in the net revenue interest of such applicable Company or Company Subsidiaries, or (iii) adjustments to such working interest based upon payout or payment of any cost-recovery burden and (c) is free and clear of all Liens (other than Permitted Liens).

“Deficit Amount” has the meaning set forth in Section 1.3(e)(ii).

“Disclosure Letter” means the disclosure letter being delivered by Sellers contemporaneously with the execution of this Agreement.

“EB-5” means the EB-5 Reform and Integrity Act of 2022.

“EB-5 Lender” means CanAm Pennsylvania Regional Center, LP XI.

“EB-5 Loan Agreement” means that certain EB-5 Loan Agreement, dated as of May 17, 2024 (as amended by the First Amendment to EB-5 Loan Agreement, dated as of September 13, 2024, and as amended, restated, supplemented or otherwise modified), by and among Long Ridge West Virginia LLC, a Delaware limited liability company, and the EB-5 Lender, as lender.

“Effect” has the meaning set forth in the definition of “Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 2.1.

“Electric Properties” mean the approximately 485 MW nameplate capacity (with 25 MW nameplate capacity uprate request now pending) combined-cycle natural gas-fired electric generation facility located in Monroe County, Ohio owned by PowerCo and the associated interconnection facilities.

“Emission Allowances” means all authorizations to emit specified units of Hazardous Materials or any other regulated pollutants from the Electric Properties or Gas Properties, which units are established by a Governmental Entity with jurisdiction over the Electric Properties or Gas Properties under applicable Environmental Law, including under (i) an air pollution control and emission reduction program, (ii) a program designed to mitigate impairment of water resources, including coastal and inland waters, navigable waters, surface waters, watersheds, well water or groundwater, or (iii) any other pollution reduction program, in each case regardless of whether the Governmental Entity establishing such authorizations designates such authorizations by a name other than “allowances.”

“Enforceability Exceptions” has the meaning set forth in Section 3.4.

“Enforcement Costs” has the meaning set forth in Section 8.3(b).

“Environmental Claim” means any Action by any Person alleging potential responsibility or liability (including such liability for Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or administrative, civil or criminal penalties) arising out of, based on or resulting from (a) the Release or threat of Release of, contamination by, or exposure of any Person to any Hazardous Materials at, from, to or on any location, whether or not leased or operated by the Company or any Company Subsidiary, or (b) any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all Laws, in effect as of or prior to the Closing Date, relating to (a) pollution or protection of natural resources and the environment, (b) human or worker health and safety (to the extent it relates to exposure to Hazardous Materials) or (c) the manufacture, sale production, management, generation, processing, distribution, use, treatment, storage, Release, transport, or handling of, or exposure to, Hazardous Materials.

“EOVR” means East Ohio Valley Railway, LLC, a Delaware limited liability company.

“EPA Release” has the meaning set forth in Section 2.2(b).

“Equity Plan” means the Ohio River Partners Shareholder LLC 2025 Omnibus Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means the Company or any Company Subsidiary or any Person that, together with the Company or any Company Subsidiary, would be deemed a “single employer” under Section 414 of the Code or Section 4001(b) of ERISA.

“Escrow Agent” means CSC Delaware Trust Company.

“Escrow Agreement” means that certain Escrow Agreement by and among the Escrow Agent, Sellers and Buyer.

“Estimated Closing Cash and Cash Equivalents” has the meaning set forth in Section 1.3(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.3(a).

“Estimated Closing Statement” has the meaning set forth in Section 1.3(a).

“Estimated Closing Working Capital Shortfall” has the meaning set forth in Section 1.3(a).

“Estimated Closing Working Capital Surplus” has the meaning set forth in Section 1.3(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 1.3(a).

“Excess Amount” has the meaning set forth in Section 1.3(e)(i).

“Excluded Information” has the meaning set forth in the definition of “Required Information.”

“Exempt Wholesale Generator” means an “exempt wholesale generator” within the meaning of PUHCA and FERC’s implementing regulations pertaining thereto.

“FERC” means the Federal Energy Regulatory Commission and its successors.

“FIG Group” means Fortress Investment Group, LLC, a Delaware limited liability company, and its controlled Affiliates (which, for the avoidance of doubt, does not include FIP or any of its Subsidiaries (including Sellers, the Company or any Company Subsidiary)).

“FIG LLC” means FIG LLC, a Delaware limited liability company.

“Final Allocation” has the meaning set forth in Section 1.4(a).

“Financial Statements” has the meaning set forth in Section 3.7(a).

“Financing” means (i) the Debt Financing and (ii) sales of equity, including, but not limited to, any existing or new at-the-market offering programs or other registered equity offerings, arranged by Buyer Parent or Buyer, as applicable, for the purpose of funding the transactions contemplated by this Agreement.

“FIP” has the meaning set forth in the Preamble.

“FIP Fundamental Reps” means, solely as they relate to FIP, those representations and warranties contained in Sections 5.1 (Organization) and 5.2 (Authority; Enforceability).

“FPA” means the Federal Power Act, as amended.

“Fraud” means the actual and intentional fraud (but not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence) committed by Sellers in making the representations and warranties in Article III, by Buyer in the making of the representations and warranties in Article IV, by either of Buyer Parent or FIP in the making of the representations and warranties in Article V, or by any of the parties in any certificate delivered under this Agreement, in each case, as determined in accordance with the Laws of the State of Delaware.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time; provided that in the case of any Financial Statement, GAAP shall be as in effect on the date of such Financial Statement.

“Gas Properties” means the presently existing or after-acquired rights, titles and interests of the Company or any Company Subsidiary in and to (a) Oil and Gas Leases, (b) all related interest in the lands covered by the Oil and Gas Leases, (c) any properties pooled, communitized or unitized with the Oil and Gas Leases, and all rights and interests in, under or derived from any spacing, production sharing, production allocation, communitization, unitization, pooling agreements or declarations of pooled units and the units created thereby (including all units created under orders, regulations and rules of any Governmental Entity having jurisdiction over such units), (d) any amendments, extensions, acreage designations or ratifications affecting any of the Oil and Gas Leases, (e) all rights, privileges, benefits and powers conferred upon the holder of the Oil and Gas Leases with respect to the use and occupation of the foregoing, (f) any fee mineral interests of the Company or any Company Subsidiary, (g) all Wells, (h) all operating agreements or Contracts which relate to any of the above or the gathering, processing, transportation, marketing, production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such interest, (i) all overriding royalty interests, royalty interests, net profits interests, production payment interests and other similar interest in and to Production Burdens, (j) all Hydrocarbons in and under, or which may be produced and saved from, or attributable to the above and all oil in storage or existing in pipelines, plants and tanks and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the above and (k) all tenements, hereditaments, appurtenances and properties in anywise appertaining, belonging, affixed or incidental to the Oil and Gas Leases, properties, rights, titles, interests and estates described or referred to above, including any and all property, real or personal, moveable and mixed, operational or nonoperational, known or unknown, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Oil and Gas Leases or property described or referred to above (excluding drilling rigs, automotive equipment or other personal property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all buildings, structures, platforms, pipelines, flowlines, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, gathering systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing. Unless otherwise qualified, all references to a Gas Property or to Gas Properties in this Agreement shall refer solely to a Gas Property or Gas Properties of the Company or any Company Subsidiary, and solely to the extent of such entity’s ownership of such Gas Property or Gas Properties.

“Governmental Entity” means (a) any nation or government, or any state, municipality, province or other political subdivision or territory thereof; (b) any entity, agency, commission, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or any other nation, or any state, municipality, province or political subdivision or territory thereof, or any international or multinational authority; or (c) any court or legally constituted tribunal or arbitrator.

“Guaranteed Obligations” has the meaning set forth in Section 10.24(a).

“Hazardous Materials” means any substance, material or waste that is listed, characterized, defined, or regulated by any Governmental Entity as “hazardous,” a “contaminant,” a “pollutant,” “toxic,” “radioactive,” or words of similar meaning under, or for which liability or standards of conduct may be imposed pursuant to, Environmental Laws, including petroleum, petroleum products and by-products, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radioactive materials, lead, urea formaldehyde, radon gas or toxic mold.

“HSR Act” has the meaning set forth in Section 3.5(b).

“Hydrocarbons” means, collectively, oil, gas (including Coalbed Methane and other hydrocarbons produced or processed in association therewith), casinghead gas, drip gasoline, natural gasoline, condensate, distillate and all other liquid or gaseous hydrocarbons, or any combination thereof, and any related minerals and all products therefrom, in each case whether in a natural or a processed state.

“Indebtedness” means, with respect to any Person and without duplication, (a) all liabilities of such Person for borrowed money, whether secured or unsecured, including all outstanding principal, interest, fees and other amounts payable with respect thereto, (b) all liabilities of such Person evidenced by notes, debentures, bonds or similar instruments, including all outstanding principal, interest, fees and other amounts payable with respect thereto and for which such Person is responsible for the payment thereof, (c) any indebtedness for the deferred purchase price of property or services (including earn-out obligations calculated at the maximum amount, purchase price adjustments, escrows, holdbacks, or similar payments (and whether contingent or not), but excluding any trade payables and accrued expenses arising in the ordinary course of business solely to the extent such amounts are actually reflected in the calculation of Closing Working Capital), (d) all accrued or unpaid interest thereon, if any, and any premium payments or termination fees, expenses or breakage costs associated with such indebtedness (including prepayment penalties, make-whole premiums or payments, breakage costs, fees, expenses or similar charges arising as a result of the discharge of such amount owed and payment or premiums associated with any of clauses (a) through (k)), (e) any unpaid termination or severance payments or benefits that are due and payable as a result of a termination of employment or services that occurs prior to the Closing, and the employer portion of any payroll taxes related thereto, (f) any unfunded benefit liability with respect to any retirement of deferred compensation plan or arrangement, (g) any management fees, monitoring fees, advisory fees or similar fees payable by the Company or any Company Subsidiary to Sellers or any of their Affiliates, to the extent not settled prior to the Closing, (h) any unpaid balances related to any insurance financing arrangements of the Company or any Company Subsidiary, (i) all obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or finance leases on a balance sheet of such Person under GAAP (provided that (i) the amount of such obligations shall be the amount thereof determined in accordance with GAAP (but specifically excluding right of use liabilities associated with operating leases under ASC 842 and obligations associated with leases classified as operating leases) and (ii) the final maturity of such obligations shall be the date of the last payment due under such lease (or other arrangement) before such lease (or other arrangement) may be terminated by the lessee without payment of a premium or penalty, in each case, as determined in accordance with the Applicable Accounting Principles), (j) security deposits that have been received by the Company, and (k) the aggregate mark-to-market value of all interest rate derivatives agreements of such Person to the extent that such aggregate mark-to-market value is out-of-the-money to such Person; provided, for the avoidance of doubt, that “Indebtedness” of the Company and the Company Subsidiaries shall not include (A) any undrawn amounts under existing letters of credit, lines of credit and revolving facilities, (B) any amounts actually included in the calculation of Transaction Expenses or Closing Working Capital, (C) any intercompany indebtedness or other intercompany liability solely between or among the Company and any Company Subsidiaries, or solely between or among Company Subsidiaries, or (D) any liabilities for Taxes (which shall be exclusively addressed in the definition of “Working Capital” and “Transaction Expenses,” as applicable), other than payroll Taxes included above under clause (e). For the avoidance of doubt, “Indebtedness” shall not include any Transfer Taxes.

“Indenture” means the Indenture, dated as of February 19, 2025 (as amended, restated, supplemented or otherwise modified), by and among the Notes Issuer, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

“Independent Petroleum Engineers” means Wright & Company, Inc.

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property” means all intellectual property rights throughout the world, including: (a) copyrights and copyrightable works of authorship, and all registrations, applications for registration, and renewals of any of the foregoing; (b) patent rights, including any continuations, continuations-in-part, divisionals, renewals, reexaminations, extensions and reissues thereof, and applications (whether provisional or non-provisional) for any of the foregoing; (c) trademarks, service marks, brands, logos, trade names, trade dress, and other similar designations of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of any of the foregoing; (d) trade secrets, know-how, and rights in inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein; (e) rights in computer software, computer programs, operating systems, applications, firmware, and other code, including all software implementations of algorithms, models, methodologies, source code, object code, application programming interfaces, data files, databases, protocols, specifications, and compilations; (f) Internet domain names and social media account or user names (including “handles”); and (g) all other intellectual property and similar proprietary rights.

“IRS” means the United States Internal Revenue Service, or any successor agency thereto.

“Knowledge of Sellers” means the actual (but not constructive or imputed) knowledge, after reasonable inquiry of such Person’s direct reports, of any of the individuals listed in Section 1.1(A) of the Disclosure Letter.

“Laws” means all domestic and non-U.S., federal, national, municipal, provincial, state, local and multinational laws (including common law), statutes, codes, rules, regulations, or Orders, in each case, enacted, adopted or promulgated by a Governmental Entity.

“LC Agreement” means that certain Letter of Credit Agreement, dated as of February 19, 2025, by and between ING Capital LLC, as letter of credit issuer, and PowerCo (as amended by the First Amendment to Letter of Credit Facility Agreement, dated as of February 24, 2026, and as amended, restated, supplemented or otherwise modified).

“LC CAGR” has the meaning set forth in the definition of “Credit Agreements.”

“Leased Real Property” has the meaning set forth in Section 3.14(b).

“Leases” has the meaning set forth in Section 3.14(b).

“Liens” means, with respect to any property or asset, any and all liens, encumbrances, security interests, mortgages, deeds of trust, pledges, equitable interests or claims of a similar kind with respect thereto.

“Limited Guarantee” has the meaning set forth in Section 10.24(a).

“Losses” means, collectively, any loss, liability, cost, damage, Tax, assessment, fine, judgment, claim or expense, regardless of whether or not arising out of any Action (including interest, penalties, reasonable attorneys’ and advisors’ fees, consultants’ and experts’ fees and expenses and all amounts paid in defense or settlement of any matter or other Actions).

“LREP Interests” has the meaning set forth in the Recitals.

“Marketing Period” means the first period of twelve (12) consecutive Business Days after the date of this Agreement throughout which (a) Buyer has the Required Information, (b) the Required Information is Compliant and (c) all conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1 and 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twelve (12) consecutive Business Day period; provided that (x) May 25, 2026, June 19, 2026, July 3, 2026, October 12, 2026, November 11, 2026, November 26, 2026, November 27, 2026, January 18, 2027, February 15, 2027, March 26, 2027, May 31, 2027, June 18, 2027 and July 5, 2027 each shall not constitute a Business Day for purposes of the Marketing Period, (y) if the Marketing Period has not ended on or prior to August 21, 2026, then the Marketing Period shall commence no earlier than September 8, 2026 and (z) if the Marketing Period has not ended on or prior to December 18, 2026, then the Marketing Period shall commence no earlier than January 4, 2027, it being agreed that, (x) if the Company shall in good faith reasonably believe that it has delivered the Required Information and that the Marketing Period has commenced, the Company may deliver to Buyer a written notice to that effect (stating the date on which it believes that it completed delivery of the Required Information and the date on which it believes that the Marketing Period commenced), in which case, subject to clauses (b) and (c), the Marketing Period will be deemed to have commenced on the date of such notice unless Buyer, in good faith, reasonably believes that the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity why Buyer believes that the Marketing Period has not commenced) and (y) for the avoidance of doubt, the required delivery of any information in accordance with paragraph (f) of Annex II to the Debt Commitment Letter (or any successor provision thereof) for any new fiscal period shall result in the “restart” of the Marketing Period, notwithstanding that either (a) a period of twelve (12) consecutive Business Days shall have passed throughout which Buyer has had what would otherwise have constituted the Required Information (were the Closing to have occurred prior to such required delivery of financial information for such period) and such information having been Compliant throughout such period or (b) if applicable, the Marketing Period had previously been deemed to commence pursuant to clause (x) above.

“Material Adverse Effect” means any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, (a) prevents or materially impairs or delays Sellers’ ability to consummate the transactions contemplated hereby or (b) would, or would reasonably be expected to, have a material adverse effect on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination with any other Effect, shall constitute, or be taken into account in determining whether there has been, is, or will be, a “Material Adverse Effect”: (i) any Effect generally changing or affecting the industries in which the Company or any Company Subsidiary operates, (ii) any epidemic, pandemic, disease outbreak, act of nature, earthquake, flood, hurricane, typhoon, or other natural disaster (including any restrictions that relate to, or arise out of, such epidemic, pandemic, disease outbreak, act of nature, earthquake, flood, hurricane, typhoon or other natural disaster), or the escalation or worsening of any of the foregoing, (iii) any global, national or regional political conditions (or changes in such conditions), including any actual or potential sequester, stoppage, shut down, furlough, lack of funding, default or similar event or occurrence by any Governmental Entity, hostilities, the declaration by any Governmental Entity of a state of emergency or similar proclamation, acts of terrorism or any war, military operation or other armed conflict, (iv) any Effect affecting the global economy, the economy of the United States, or the economy of any other nation in which the Company or any Company Subsidiary conducts business, generally, or the economy of any state, province, region or other locality in which the Company or any Company Subsidiary conducts business, (v) any Effect arising from changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates), (vi) any action expressly required to be taken by Sellers, the Company or any Company Subsidiary under the terms of this Agreement, (vii) any Effect that results from or arises out of any action taken or omitted to be taken at the express prior request of Buyer or with Buyer’s prior consent, (viii) any Effect arising from the announcement or the execution of this Agreement, or the pendency of the transactions contemplated hereby, including any Effect of the transactions contemplated hereby on relationships with customers, suppliers, Debt Financing Sources, licensors, licensees, employees, Governmental Entities, employees, or other third parties, (ix) any change in Law (for the avoidance of doubt, including tax Laws) or GAAP in the United States or internationally, including any other nation in which the Company or any Company Subsidiary conducts business, in each case, occurring following the date hereof, (x) any failure of the Company or any Company Subsidiary to meet any internal or published projections, forecasts or revenue or earnings predictions (whether internal or otherwise) for any period ending on or after the date hereof (it being understood that the Effects giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect unless such Effects are separately excluded hereunder) and (xi) any matter set forth on Section 1.1(B) the Disclosure Letter (but excluding any worsening or change of any Effect with respect thereto and it being understood that such worsening or change may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect), unless, other than in the case of clauses (vi), (vii), (viii) and (x), such changes would reasonably be expected to have a disproportionate impact on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other companies operating in the industry in which the Company and the Company Subsidiaries conduct business or otherwise operate, in which case, for the avoidance of doubt, the disproportionate portion of such Effects may be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Contracts” has the meaning set forth in Section 3.10(a).

“Material Third Parties” has the meaning set forth in Section 3.24(a).

“MBR Authority” means authorization by FERC pursuant to Section 205 of the FPA to sell electric energy, capacity or ancillary services at negotiated rates, and the granting of such regulatory waivers and blanket authorizations as are customarily granted by FERC to similarly situated companies with such authority, including blanket authorization to issue securities and assume liabilities and obligations pursuant to Section 204 of the FPA and Part 34 of FERC’s implementing regulations.

“Net Purchase Price” means the amount in cash (rounded up to the nearest whole cent and as adjusted in accordance with this Agreement) equal to the sum of (a) the Base Purchase Price, plus (b) all Closing Cash and Cash Equivalents, plus (c) the Working Capital Surplus (if any), minus (d) the Working Capital Shortfall (if any), minus (e) all Closing Indebtedness, minus (f) all Transaction Expenses. The Net Purchase Price shall be determined without duplication of any item included within one or more categories that increase or reduce the Base Purchase Price as set forth herein.

“New Plans” has the meaning set forth in Section 6.7(b).

“NGA” shall mean the Natural Gas Act, 15 U.S.C. §§ 717 et seq., and FERC’s implementing regulations thereunder.

“Notes” means the $600,000,000 aggregate principal amount of 8.750% Senior Secured Notes due 2032 issued pursuant to the Indenture.

“Notes Issuer” means Long Ridge Energy LLC, a Delaware limited liability company.

“Objection Notice” has the meaning set forth in Section 1.3(d).

“OFAC” has the meaning set forth in the definition of “Sanctions.”

“Offers to Purchase” has the meaning set forth in Section 6.18(b).

“Oil and Gas Leases” means (a) all oil and gas leases, gas leases, mineral leases, subleases, licenses or other occupancy or similar agreements under which the Company or any Company Subsidiary leases, subleases or licenses or otherwise acquires or obtains rights in and to Hydrocarbons, and (b) any and all other interest of the Company or any Company Subsidiary in and to the leasehold estates created thereby.

“Old Plans” has the meaning set forth in Section 6.7(b).

“Order” means any order, award, decision, injunction, judgment, writ, decree, ruling, subpoena, verdict or arbitration award entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” has the meaning set forth in Section 3.2.

“ORPF” has the meaning set forth in the Preamble.

“ORPF Interests” has the meaning set forth in the Recitals.

“ORPH” has the meaning set forth in the Preamble.

“ORPH Interests” has the meaning set forth in the Recitals.

“ORPS” means Ohio River Partners Shareholder LLC, a Delaware limited liability company.

“Other Railroad Agreements” has the meaning set forth in Section 6.20(a).

“Outside Date” has the meaning set forth in Section 8.1(c).

“Owned Real Property” has the meaning set forth in Section 3.14(a).

“Payoff Amount” has the meaning set forth in Section 6.18(a).

“Payoff Letter(s)” has the meaning set forth in Section 6.18(a).

“Permits” has the meaning set forth in Section 3.6(a).

“Permitted Liens” means: (a) statutory Liens and landlords’ and mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business securing sums (i) that are not yet delinquent, (ii) the amount or validity of which is being contested in good faith and for which adequate reserves have been established and recorded in the Financial Statements in accordance with GAAP or (iii) which individually or in the aggregate do not materially impair the use, operation or occupancy of any Gas Property, Owned Real Property or Leased Real Property; (b) Liens for Taxes, assessments and other governmental charges that (i) are not yet delinquent or (ii) the amount or validity of which is being contested in good faith and for which adequate reserves have been established and recorded in the Financial Statements in accordance with GAAP; (c) recorded or unrecorded surface use agreements, easements, rights-of-way, prescriptive easements, encroachments, servitudes, covenants, conditions, restrictions, licenses, reservations, burdens, privileges, deeds of trust, equitable interests and other charges or encumbrances or defects or imperfections of title of any kind (i) that do not materially impair the use of the property subject thereto for the purposes for which it is currently used or contemplated to be used or the operation of the business of the Company and the Company Subsidiaries, taken as a whole, as conducted in the ordinary course of business, (ii) that would be disclosed on current title reports, title abstracts, or title insurance policies, public records, by an accurate survey or inspection of any land, buildings, improvements, and fixtures erected thereon and all appurtenances related thereto or (iii) that are otherwise disclosed in any real property files that have been made available to Buyer; (d) zoning, entitlement, building, environmental and other land-use Laws and restrictions; (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws; (f) Liens arising or incurred in connection with equipment leases, or that affect the underlying fee interest of any Leased Real Property; (g) Liens resulting from any facts or circumstances relating to Buyer; (h) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (i) Liens disclosed in the Financial Statements or any section of the Disclosure Letter; (j) Liens that will be released at or prior to the Closing; (k) Liens expressly approved or consented to in writing by Buyer; (l) Liens set forth on Section 1.1(C) of the Disclosure Letter; and (m) other Liens arising pursuant to liabilities incurred in the ordinary course of business that: (i) do not materially and adversely affect any material assets of the Company and the Company Subsidiaries, taken as a whole, (ii) do not materially and adversely interfere with the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, and (iii) were not incurred in connection with any Indebtedness.

“Person” means an individual, corporation, limited or general partnership, limited liability partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended), or the foreign equivalent of any of the foregoing.

“Personal Information” means any information that, alone or in combination with other information, is capable of identifying an individual natural person, or that is otherwise defined as “personal data,” “personal information,” “personally identifiable information,” or similar term under any Privacy Requirements.

“Phantom Equity Unit” means a phantom LREP Interest.

“Phantom Equity Unit Award Agreement” means a written agreement pursuant to which Phantom Equity Units are granted.

“Plan” means each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and (b) each other material benefit and compensation plan, policy, program, practice, arrangement or agreement, including employment, profit sharing, savings, executive compensation, commission, excess benefit, phantom stock, change-in-control, retention, savings, salary continuation, vacation, sick leave, disability, death benefit, insurance (including any self-insured arrangements), hospitalization, medical, dental, vision, life, employee loan, educational assistance, deferred compensation, retirement or post-retirement, pension, post-employment severance, equity or equity-based (including, for the avoidance of doubt, the Equity Plan and Phantom Equity Unit Award Agreements), performance incentive or bonus plan, Contract, policy, program, practice, arrangement or agreement, in each case, that is sponsored, maintained or contributed to by the Company or any Company Subsidiary for any Company Service Provider or to which the Company or any Company Subsidiary has any liability.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Post-Termination Payment Obligations” has the meaning set forth in Section 8.3(c).

“PowerCo” has the meaning set forth in Section 3.21(a).

“Pre-Closing Returns” has the meaning set forth in Section 6.8(c)(i).

“Pre-Closing Tax Period” means any taxable period (or portion of any Straddle Period) ending on or prior to the Closing Date.

“Privacy Requirements” has the meaning set forth in Section 3.20(a).

“Pro Rata Interest” means, with respect to any Person, the percentage of the aggregate issued and outstanding LREP Interests, determined on a fully diluted basis (including the Stock-Settled RSUs), held by such Person as of the Closing Date; provided that the LREP Interests subject to the Stock-Settled RSUs shall be deemed to be held by ORPH.

“Production Burdens” means any royalties (including landowner’s and lessor’s royalties), overriding royalties, non-participating royalties, convertible interests, sliding scale royalties, compensatory royalties, production payments, carried interests, net profits interests, reversionary interests or other burdens upon, measured by or payable out of Hydrocarbon production, however derived.

“Prohibited Financing Amendments” has the meaning set forth in Section 6.17(c).

“Proposed Allocation” has the meaning set forth in Section 1.4(a).

“PUHCA” means the Public Utility Holding Company Act of 2005.

“R&W Insurance Policy” means the buyer side representations and warranties insurance policy(ies) bound by Buyer or an Affiliate thereof in connection with this Agreement.

“R&W Insurance Policy Costs” means any and all premium, underwriting costs and due diligence fees, brokerage or placement fees, and any other out-of-pocket fees, costs and Taxes paid or payable under the terms of the R&W Insurance Policy.

“Railroad Agreements” has the meaning set forth in Section 6.20(a).

“Railroad Agreements Term Sheet” has the meaning set forth in Section 6.20(a).

“Railroad Purchase Agreement” has the meaning set forth in Section 6.20(a).

“Recipient” has the meaning set forth in Section 6.8(d).

“Regulatory Law” means any Antitrust Law or any other Law that is designed or intended to provide for the review, regulation, restriction or prohibition of investments on grounds of national security, public order or other national or public interest.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, injection, deposit, disposal, dispersal, leaching or migration or through into the environment (including ambient air (indoor or outdoor), surface water, groundwater and surface or sub-surface strata or within any building).

“Representatives” means, with respect to any Person, its Affiliates and its and their respective officers, directors, managers, employees, members, equityholders, owners, partners, capital providers, attorneys, investment bankers, accountants, consultants and other agents, advisors and representatives.

“Required Funding Amount” has the meaning set forth in Section 4.5(c).

“Required Information” means: (i) the required financial statements and other pertinent financial information regarding the Notes Issuer necessary to consummate any Financing and/or satisfy the condition set forth in paragraph (f) of Annex II to the Debt Commitment Letter (or any successor provision thereof) and (ii) all other financial data and other information regarding the Notes Issuer and its Subsidiaries (A) as may be reasonably requested by Buyer and required for Buyer to produce (x) a customary offering memorandum for a Rule 144A high yield offering of debt securities or (y) a registration statement for the sale of equity securities registered under the Securities Act or (B) as otherwise necessary to receive from the Notes Issuer’s auditors (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum or registration statement), customary comfort (including customary “negative assurance” and change period comfort), together with drafts of customary comfort letters, including customary “negative assurance” and change period comfort, as applicable, for which historical financial statements are included in the applicable offering documents, in each case from the Notes Issuer’s auditors, and confirmation that such auditors are prepared to deliver such comfort letters upon the “pricing” and “closing” of such offering upon completion of customary procedures. Notwithstanding anything to the contrary in this definition, nothing will require Sellers, the Company or the Company Subsidiaries to provide (or be deemed to require Sellers, the Company or the Company Subsidiaries to prepare) (A) any information customarily provided by an investment bank or “initial purchaser” (or their advisor) in the preparation of any offering memorandum, including the description of notes, description of other indebtedness and the plan of distribution, or prospectus, including the description of the securities, description of indebtedness and the underwriting section, (B) financial statements of the Company or any Company Subsidiary, other than the financial statements included in the Required Information, (C) information required by Regulation S-X Rule 3-09, Rule 3-10 (other than a customary summary of such information for an offering of the type contemplated by the Financing), Rule 3-16 or Rule 13-01 or 13-02, Item 302 of Regulation S-K, (D) any segment information regarding FASB Accounting Standards Codification Topic 280, (E) any new performance metrics of the Company or any of the Company Subsidiaries or financial information that is not reasonably available and without undue effort to expense by the Company from the books and records of the Company or any of the Company Subsidiaries or historically prepared or maintained in the ordinary course of business, (F) any compensation discussion and analysis or other information required by Item 10, Item 402, Item 404 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (G) information to the extent that the provision thereof would violate applicable Law, or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by the Company or any Company Subsidiary, (H) pro forma financial statements or other pro forma information, including pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information, (I) any financial information with respect to the Company and the Company Subsidiaries on a non-consolidated basis or any stand-alone financial statements for any Subsidiaries of the Company, (J) any preliminary financial results or “flash numbers,” (K) projections, prospective information, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (L) information regarding affiliate transactions that may exist following consummation of the Closing or the other transactions contemplated by this Agreement (unless the Company or any of the Company Subsidiaries was party to any such transactions prior to Closing) and (M) any information concerning or involving only Persons other than the Company and the Company Subsidiaries and (N) any other information that is not customary for financings of the type contemplated by the Debt Commitment Letter, a Rule 144A high yield offering of debt securities or an offering of equity securities registered under the Securities Act (collectively, the information described in the foregoing clauses (A) through (N), the “Excluded Information”).

“Required Oil and Gas Consent” means, with respect to the Gas Properties, any Consent with respect to which (a) there is a provision within the applicable instrument that such Consent may be withheld in the sole discretion of the holder or words to similar effect, or (b) there is a provision within the applicable instrument expressly stating that an assignment in violation thereof (i) is void or voidable, (ii) triggers the payment of liquidated damages, or (iii) causes the instrument or applicable assets to terminate or be terminable, or words of similar effect.

“Required Regulatory Approvals” has the meaning set forth in Section 6.9(b).

“Reserve Report” means, together, (a) that certain reserve report, dated as of December 3, 2025, prepared by the Independent Petroleum Engineers relating to Gas Properties of Long Ridge West Virginia LLC, a Delaware limited liability company and Company Subsidiary, and (b) that certain reserve report, dated as of December 3, 2025, prepared by the Independent Petroleum Engineers relating to Gas Properties of Ohio Gasco LLC, a Delaware limited liability company and Company Subsidiary, in each case, a copy of which is attached as Appendix 3.22(a) to Section 3.22(a) of the Disclosure Letter.

“Restricted Persons” has the meaning set forth in Section 6.10(a).

“RetailCo” has the meaning set forth in Section 3.21(b).

“Retained Firm” has the meaning set forth in Section 10.18(a).

“Review Period” has the meaning set forth in Section 1.3(c).

“RSU” means a right to receive ORPH Interests, LREP Interests or an amount in cash granted pursuant to the Equity Plan.

“RSU Award Agreement” means a written agreement pursuant to which RSUs are granted.

“RSU Cash Payment Amount” has the meaning set forth in Section 1.2(b).

“RSU Share Issuance” has the meaning set forth in Section 1.2(b).

“RSU Withholding Amount” has the meaning set forth in Section 1.2(b).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, (b) any Person located, organized or resident in a Sanctioned Territory or (c) any Person directly or indirectly owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

“Sanctioned Territory” means, at any time, a country or territory that is itself the subject or target of any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Entities, including those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any unauthorized or unlawful access, acquisition, use, loss, destruction, modification, disclosure or processing of Personal Information; any successful cyberattack, phishing, social engineering, including, e.g., resulting in wire fraud, distributed denial-of-service (DDoS), ransomware; and any other similar event that compromises the security of Personal Information.

“Seller Affiliate Transactions” has the meaning set forth in Section 3.12(b).

“Seller Fundamental Reps” means those representations and warranties contained in the first sentence of Sections 3.1 (Organization and Qualification), 3.3(a) (Capitalization), 3.4 (Authority; Enforceability) and 3.23 (Brokers).

“Seller Non-Recourse Person” has the meaning set forth in Section 10.17(a).

“Seller Pro Rata Interest” means, with respect to each Seller, the percentage of the aggregate issued and outstanding LREP Interests, determined on a fully diluted basis, held by such Seller as of the Closing Date.

“Seller Related Parties” has the meaning set forth in Section 6.14.

“Seller RWI Cost Amount” has the meaning set forth in Section 6.14.

“Seller Transition Assistance Employees” has the meaning set forth in Section 6.12(b).

“Sellers” has the meaning set forth in the Preamble.

“Sellers Representatives” has the meaning set forth in Section 6.6(a).

“Sellers’ Tail Policy Amount” has the meaning set forth in the definition of “Transaction Expenses.”

“Significant Counterparties” has the meaning set forth in Section 6.10(b).

“Solvent” has the meaning set forth in Section 4.6.

“STB” has the meaning set forth in Section 3.5(b).

“STB Approval” has the meaning set forth in Section 3.5(b).

“Stock RSU Withholding Amount” has the meaning set forth in Section 1.2(b).

“Stock-Settled RSU” has the meaning set forth in Section 1.2(b).

“Straddle Period” means any taxable period that begins before the Closing Date and ends after the Closing Date.

“Subject Courts” has the meaning set forth in Section 10.23.

“Subsidiary” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Person pursuant to any Contract, arrangement or other commitment) (a) owns, directly or indirectly, stock or other equity interests entitling the holder thereof to exercise a majority of the voting power for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other entity or (b) acts as the managing member or general partner; provided that, from and after the Closing, the Company and the Company Subsidiaries shall not be considered Subsidiaries of Sellers or any of Sellers’ respective Affiliates.

“Tax Returns” means any and all federal, state, local and non-U.S. tax returns, declarations, statements, reports, claims for refund, elections, disclosures, estimates, schedules, information returns and other documents (including any related supporting information) and any amendments thereto, required to be filed with respect to Taxes.

“Taxes” means any and all U.S. federal, state, local, non-U.S. and other taxes, levies, fees, imposts, duties, or other governmental charges of a similar nature, whether imposed directly or through withholding, including any interest, fines, assessments, penalties and additions imposed with respect thereto including (a) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (b) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

“Terminating Intercompany Agreements” has the meaning set forth in Section 6.13.

“Termination Fee” has the meaning set forth in Section 8.3(a).

“Third-Party Permits” has the meaning set forth in Section 3.6(b).

“Transaction Expenses” means (a) all expenses of the Company and the Company Subsidiaries that remain unpaid as of immediately prior to the Closing in connection with, or arising out of, (i) the process by which Sellers, the Company or their respective Representatives solicited, discussed or negotiated a potential transaction contemplating a sale of all or substantially all of the LREP Interests (including by way of merger) or the assets of the Company and the Company Subsidiaries, (ii) the negotiation, preparation or execution of this Agreement and the Ancillary Agreements or (iii) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Sellers, the Company or any Company Subsidiary (or under which any of Sellers, the Company or any Company Subsidiary may be liable), including all out-of-pocket costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, in each case, to the extent payable by or on behalf of the Company or any Company Subsidiary, (b) any change in control (including, for the avoidance of doubt, the RSU Cash Payment Amount and any payments payable in connection with the settlement of Phantom Equity Units), sale bonus, severance or transaction payment or benefit which vests or becomes payable to any current or former director, manager, officer or employee of the Company or any Company Subsidiary in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (excluding any of the foregoing amounts payable as a result of actions taken by, or at the direction of, Buyer or any of its Affiliates), (c) the employer portion of any payroll Taxes payable in connection with the RSU Share Issuance and any amounts payable in respect of the amounts described in clause (b) (including, for the avoidance of doubt, the RSU Withholding Amount), (d) the Seller RWI Cost Amount, and (e) fifty percent (50%) of (i) the costs and expenses payable in connection with the “tail” policy pursuant to and in accordance with Section 6.6 (the “Sellers’ Tail Policy Amount”) and (ii) the filing fees associated with all Required Regulatory Approvals; provided that, Transaction Expenses shall not include (A) any amounts deducted from the Base Purchase Price as Indebtedness, (B) any amounts included in the calculation of Working Capital, (C) any fees or expenses incurred by or on behalf of Buyer whether or not billed or accrued (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers and accountants of Buyer), (D) all recording fees, title insurance premiums and other similar costs incurred in connection with, or as a result of, the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, or (E) any R&W Insurance Policy Costs in excess of the Seller RWI Cost Amount. Notwithstanding anything to the contrary in this Agreement, the RSU Cash Payment Amount, the Seller RWI Cost Amount, and the Sellers’ Tail Policy Amount will not be subject to adjustment pursuant to Section 1.3.

“Transfer Taxes” has the meaning set forth in Section 6.8(b).

“Treasury Regulations” means the regulations issued under the Code.

“Verde Ridge” means Verde Ridge Energy Center LLC, a Delaware limited liability company.

“VR Contribution” has the meaning set forth in Section 6.21.

“VR Interests” has the meaning set forth in Section 6.21.

“Well” means all Hydrocarbon wells, oil wells, gas wells, oil and gas wells, water, observation, injection, CO2, disposal, evaporation pits and other wells.

“Working Capital” means the current assets of the Company and the Company Subsidiaries on a consolidated basis less the current liabilities of the Company and the Company Subsidiaries on a consolidated basis, determined in accordance with the Applicable Accounting Principles; provided, however, that (i) current assets shall exclude Cash and Cash Equivalents and deferred Tax assets, and (ii) current liabilities shall exclude deferred Tax liabilities, any Transaction Expenses, and any Indebtedness of the Company and the Company Subsidiaries. Working Capital shall not include any accounts receivable or similar balances owed or owing between the Company and the Company Subsidiaries on the one hand, and any Affiliates of the Company and the Company Subsidiaries on the other hand, solely to the extent such balances will be settled prior to the Closing as provided for in Section 6.13. An example calculation of the Working Capital is attached hereto as Exhibit D which is included for illustrative purposes only, and shall not represent binding principles for calculating Working Capital. To the extent Exhibit D is inconsistent with the Applicable Accounting Principles, the Applicable Accounting Principles shall prevail.

“Working Capital Schedule” means the schedule of working capital attached hereto as Exhibit C.

“Working Capital Shortfall” means the amount, if any, by which the Closing Working Capital is less than the Working Capital Target.

“Working Capital Surplus” means the amount, if any, by which the Closing Working Capital exceeds the Working Capital Target.

“Working Capital Target” means two million six hundred thousand dollars ($2,600,000).

ARTICLE X

GENERAL PROVISIONS

10.1      Notices. All notices and other communications required or permitted under this Agreement (a) must be in writing, (b) will be duly given (i) when delivered personally to the recipient, (ii) upon delivery by electronic email or (iii) one (1) Business Day after being sent to the recipient by nationally recognized overnight private carrier (charges prepaid) and (c) must be addressed as follows (as applicable):

(a)          If to Buyer or Buyer Parent:

MARA Holdings, Inc.
1010 South Federal Highway, Suite 2700
Hallandale Beach, FL 33009
Attention: MARA Legal
Email: legal@mara.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Ravi Purohit; Matthew Benedetto
Email: rpurohit@paulweiss.com; mbenedetto@paulweiss.com

(b)          If to Sellers:

Ohio River Partners Holdco LLC & Ohio River Partners Finance LLC
c/o FTAI Infrastructure Inc.
111 West 19th Street
New York, NY 10011
Attention: Ken Nicholson; Buck Fletcher
Email: knicholson@fortress.com; bfletcher@fortress.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
920 North King Street
Wilmington, DE 19801
Attention: Faiz Ahmad; David Niemeyer
Email: faiz.ahmad@skadden.com; david.niemeyer@skadden.com

or to such other address as any party hereto may designate to the other parties hereto in writing.

10.2     Non-Survival of Representations and Warranties. None of the representations, warranties and covenants in this Agreement or in any schedule, certificate, instrument or other document executed or delivered pursuant to this Agreement shall survive the Effective Time or the earlier termination of this Agreement, regardless of any applicable statute of limitations, and, except in the case of Fraud, no party hereto shall have any liability with respect thereto from and after the Closing; provided that this Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time, including any post-Closing adjustments and related covenants contemplated by Section 1.3, which shall survive the Closing and continue in full force and effect until such covenants are performed in accordance with the terms of this Agreement, or the termination of this Agreement. From and after the Closing, except in the case of Fraud, Buyer’s sole and exclusive remedy against Sellers and each of their respective Seller Non-Recourse Persons, whether in any individual, corporate or any other capacity, with respect to any and all claims arising out of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any applicable Law (including the Comprehensive Environmental Response Compensation and Liability Act, as amended, and other applicable Environmental Laws), on the basis of “unjust enrichment” or otherwise), shall be solely and exclusively for breach of any covenant or agreement herein surviving, and requiring performance after, the Closing to the extent provided in this Section 10.2. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall limit, modify or abridge (i) Buyer’s rights under the R&W Insurance Policy (including the survival periods therein), (ii) a party hereto’s right to seek specific performance of any other party hereto’s obligations hereunder or other equitable remedies in accordance with Section 10.11, (iii) a party hereto’s rights with respect to any post-Closing adjustment pursuant to Section 1.3 or (iv) any rights, recourse or remedies of any party hereto in the event of Fraud.

10.3       Amendment and Modification. This Agreement may be amended, modified or supplemented in any and all respects by the parties hereto at any time prior to the Closing; provided, however, that this Agreement may not be so amended, modified or supplemented except by an instrument in writing signed by Buyer and Sellers.

10.4       Waiver. At any time prior to the Closing, Buyer and Sellers may (a) extend the time for the performance of any of the obligations or other acts of any Seller, on the one hand, and Buyer and Buyer Parent, on the other hand, as applicable, (b) waive any inaccuracies in the representations and warranties of any Seller, on the one hand, and Buyer and Buyer Parent, on the other hand, as applicable, contained herein or in any document delivered pursuant hereto and (c) waive compliance by any Seller, on the one hand, and Buyer and Buyer Parent, on the other hand, as applicable, with any of the obligations, covenants, agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed by Buyer and each Seller to be bound thereby.

10.5       Headings. The headings and captions contained in this Agreement are for reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement. All references in this Agreement to any “Article,” “Section,” “Schedule” or “Exhibit” are to the corresponding Article, Section, Schedule or Exhibit of or to this Agreement.

10.6       Severability. If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or the remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

10.7      Entire Agreement. This Agreement (together with the Schedules and Exhibits attached hereto and the Disclosure Letter) and the Confidentiality Agreement and the other agreements, documents, certificates and instruments contemplated by this Agreement to be executed in connection with the transactions contemplated hereby, constitute the entire agreement of the parties hereto and supersede all prior negotiations, correspondence, agreements and undertakings, both written and oral, between or among the parties hereto, or any of them, with respect to the subject matter hereof. It shall be expressly understood that this Agreement shall govern the transactions contemplated hereby as a whole and that the other documents and agreements to be delivered at Closing shall not be construed as amendments or variations of this Agreement but rather shall be complemented by and interpreted in light of this Agreement. In the event that any provision of any of the other documents and agreements to be delivered at Closing is inconsistent with, conflicts with or contradicts any term of this Agreement, the terms of this Agreement will prevail.

10.8      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly (whether by operation of law or otherwise), by any party hereto without the prior written consent of Buyer and each Seller; provided that Buyer may, without the consent of any Seller, assign its rights hereunder to any of its Affiliates, which assignment shall not relieve Buyer of its obligations hereunder, so long as such assignment would not or would not reasonably be expected to materially delay, hinder or otherwise frustrate the ability of the parties hereto to obtain any required regulatory approvals in connection with the transactions contemplated by this Agreement or otherwise consummate the Closing in any respect.

10.9       Parties in Interest. Subject to Section 10.8, but without relieving any party hereto of any obligation hereunder, this Agreement shall be binding upon and inure solely to the benefit of and be enforceable by and against each party hereto and its respective successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any Person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including any third-party beneficiary rights, except that (a) the Sellers Representatives (and, with respect to the D&O Tail Policy, any natural Person insured thereunder) shall be third-party beneficiaries of Section 6.6, (b) the Seller Non-Recourse Persons and Buyer Non-Recourse Persons shall be third-party beneficiaries of Section 10.2 (solely with respect to the Seller Non-Recourse Persons) and Section 10.17, (c) Sellers’ Affiliates, FIG Group, FIG LLC and their respective Affiliates, and each of the respective Representatives of the foregoing shall be third-party beneficiaries of Section 3.26, Section 4.9, Section 4.11, Sections 6.15(c), 6.15(i), 6.15(h), 6.15(i) and 6.15(i), and Section 10.16, and (d) the Retained Firm shall be a third-party beneficiary of Section 10.18 to the extent it applies to the Retained Firm.

10.10     Failure or Delay Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Subject to Section 8.3(e), all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.11      Specific Performance.

(a)         Subject to Section 10.11(b), each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause Buyer, on the one hand, and Sellers, on the other hand, irreparable harm. Subject to Section 10.11(b), each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, Buyer, on the one hand, and Sellers, on the other hand, shall be entitled to equitable relief without the need for proof of actual damages or the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance. The parties hereto hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any party hereto and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties hereto under this Agreement.

(b)        Notwithstanding Section 10.11(a), it is explicitly agreed that Sellers shall be entitled to seek specific performance of Buyer’s obligations under this Agreement in the circumstances where Sellers are entitled to terminate this Agreement in accordance with Section 8.1(e) and to cause Buyer to consummate the Closing if and only if (i) all conditions in Article VII have been satisfied or, with respect to the conditions set forth in Section 7.1 and Section 7.3, are waived by Sellers for purposes of consummating the Closing (other than those conditions that by their terms are to be satisfied at Closing; provided that each of which would be satisfied if the Closing were to occur at such time), (ii) the Debt Financing has been (or will concurrently be) funded in full to Buyer (or its designated Affiliate) in accordance with its terms, (iii) Sellers have irrevocably confirmed to Buyer in writing that all conditions set forth in Sections 7.1 and 7.3, other than those conditions that, by their nature, are to be satisfied at the Closing, have been satisfied (or that Sellers would agree to waive any unsatisfied conditions in Sections 7.1 and 7.3 for purposes of consummating the Closing) and that if specific performance is granted and the Debt Financing is funded, and Buyer otherwise complies with its obligations hereunder, then the Closing shall occur and (iv) Buyer fails to consummate the Closing on or prior to the date the Closing should have occurred pursuant to Section 2.1.

10.12     Governing Law; Jurisdiction Waiver of Jury Trial.

(a)       This Agreement and all Actions seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be governed by the laws of the State of Delaware, its rules of conflict of laws notwithstanding. Each party hereto hereby agrees and irrevocably consents to be subject to the jurisdiction of the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery lacks jurisdiction over such dispute, in any state or federal court having jurisdiction over the matter situated in New Castle County, Delaware, in any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby. Each party hereto hereby irrevocably consents to the service of any and all process in any such Action by the delivery of such process to such party at the address and in the manner provided in Section 10.1 or by any other legally available method. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery lacks jurisdiction over such dispute, in any state or federal court having jurisdiction over the matter situated in New Castle County, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

(b)      EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OR AGENT OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12(b).

10.13     Counterparts. This Agreement may be executed in any number of counterparts, including by means of email in portable document format (.pdf), each of which when executed shall be deemed to be an original copy of this Agreement and all of which taken together shall constitute one and the same agreement.

10.14    Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” or “including” shall be deemed to be followed by the phrase “without limitation” to the extent not already included thereafter, and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (b) the word “or” is not exclusive, unless the context otherwise requires; (c) words of any gender include each other gender, words denoting natural persons shall be deemed to include business entities and vice versa, and any reference to a Person herein shall be deemed to include all direct and indirect Subsidiaries of such Person and its successors and permitted assigns, unless otherwise indicated or the context otherwise requires; (d) words defined in the singular have the parallel meaning in the plural and vice versa; (e) references to “written” or “in writing” include in electronic form; (f) the terms “hereof,” “herein,” “hereby,” “hereto,” “hereinafter,” “hereunder” and derivative or similar words shall, unless otherwise stated, be construed to refer to this entire Agreement as a whole, including the Schedules and Exhibits hereto, and not merely to any particular provision of this Agreement, and references to Articles, Sections, Exhibits and Schedules are to the Articles, Sections, Exhibits and Schedules of and to, this Agreement, unless otherwise specified; (g) references to “ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practice”; (h) terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement and when used in any certificate or other document made or delivered pursuant hereto, except as otherwise indicated in this Agreement or unless otherwise defined therein; (i) any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and, with respect to Laws, to any rules or regulations promulgated thereunder, in each case, as of such date) (provided, further, that with respect to Contracts disclosed on the Disclosure Letter, only to the extent any such amendments, supplements, revisions, modifications or other writings have been made available to Buyer); (j) the use of the phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import shall be deemed to refer to the date set forth in the preamble to this Agreement; (k) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (l) any consent given by any party hereto pursuant to this Agreement shall be valid only if contained in a written instrument signed by such party; (m) all references in this Agreement to “dollars” or “$” shall mean United States Dollars and all payments hereunder shall be made in United States Dollars; (n) all references to “has furnished to Buyer” “made available to Buyer” or “provided to Buyer” (or similar references, and with any correlative word or phrase) means that the information or documents referred were posted to the “Long Ridge - Project Pilot” data room hosted by Intralinks and the virtual data room hosted by Box titled “Pilot: MARA Data Sharing,” in each case, to which Buyer and its Representatives had access one (1) day prior to the date hereof; (o) accounting terms in this Agreement have the meanings given to them under GAAP, and in any cases in which there exist elective options or choices in GAAP determinations or in which management discretion is permitted in classification, standards, or other aspects of GAAP related determinations, the historical accounting principles and practices of the Company and the Company Subsidiaries shall continue to be applied on a consistent basis; (p) all references to “days” in this Agreement shall mean calendar days except where the defined term “Business Days” is expressly referenced; (q) when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two (2) days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday); and (r) if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

10.15     Fees, Expenses and Other Payments. Except as otherwise provided in this Agreement, each party hereto shall bear its own expenses in connection with the transactions contemplated by this Agreement, including costs of their respective Representatives.

10.16     Consents. Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to Contracts to which the Company or a Company Subsidiary is a party and, except with respect to the COC Condition, such consents may not be obtained prior to the Closing or at all. Buyer (on behalf of itself and each of its Affiliates, and its and their respective Representatives) agrees and acknowledges that neither Sellers, the Company, any Company Subsidiary nor any of their respective Affiliates shall have any liability whatsoever to Buyer or any of its Affiliates, or any of their respective Representatives (and none of Buyer, its Affiliates, or its or their respective Representatives shall be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such Contract as a result thereof, other than, in the case of the COC Condition, failure by the Company to comply with its obligations under Section 6.18(a).

10.17     Non-Recourse.

(a)         This Agreement may be enforced by Buyer only against, and any Action by Buyer based upon, arising out of or related to this Agreement or any other agreement or document contemplated hereby, or the negotiation, execution or performance of this Agreement or any other agreement contemplated hereby (whether in contract, tort or equity, at law, or granted by statute, whether by or through attempted veil piercing of the corporate, limited partnership or limited liability veil, or otherwise) may be brought only against, Sellers, and then only as, and subject to the terms and limitations, expressly set forth in this Agreement. Neither Buyer nor any other Person shall have any recourse against any past, present or future Affiliate or Representative of Sellers, any member of the FIG Group or any Affiliate or Representative of any of the foregoing (each, and for the avoidance of doubt, other than Sellers, a “Seller Non-Recourse Person”), and no such Seller Non-Recourse Person shall have any liability (whether in contract, tort or equity, at law, or granted by statute, whether by or through attempted veil piercing of the corporate, limited partnership or limited liability veil, or otherwise) for any obligations or liabilities of Sellers under this Agreement or for any Action based on, in respect of or by reason of the transactions contemplated hereby; and, to the maximum extent permitted by applicable Law, Buyer hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Seller Non-Recourse Person.

(b)         This Agreement may be enforced by Sellers only against, and any Action by Sellers based upon, arising out of or related to this Agreement or any other agreement or document contemplated hereby, or the negotiation, execution or performance of this Agreement or any other agreement contemplated hereby (whether in contract, tort or equity, at law, or granted by statute, whether by or through attempted veil piercing of the corporate, limited partnership or limited liability veil, or otherwise) may be brought only against, Buyer and Buyer Parent, and then only as, and subject to the terms and limitations, expressly set forth in this Agreement. Neither Sellers nor any other Person shall have any recourse against any past, present or future Affiliate or Representative of Buyer, Buyer Parent or any Affiliate or Representative of any of the foregoing (each, and for the avoidance of doubt, other than Buyer and Buyer Parent, a “Buyer Non-Recourse Person”), and no such Buyer Non-Recourse Person shall have any liability (whether in contract, tort or equity, at law, or granted by statute, whether by or through attempted veil piercing of the corporate, limited partnership or limited liability veil, or otherwise) for any obligations or liabilities of Buyer or Buyer Parent under this Agreement or for any Action based on, in respect of or by reason of the transactions contemplated hereby; and, to the maximum extent permitted by applicable Law, Sellers hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Buyer Non-Recourse Person.

10.18     Certain Legal Representation Matters.

(a)         In any dispute or proceeding arising under or in connection with this Agreement or the transactions contemplated by this Agreement, Sellers and its equityholders shall have the right, at their election, to retain the firm of Skadden, Arps, Slate, Meagher & Flom LLP (the “Retained Firm”) to represent Sellers or any of such equityholders in such matter, and Buyer hereby irrevocably consents to and waives any conflict associated with, and agrees to cause its Affiliates (including, after the Closing, the Company and the Company Subsidiaries) to consent to and waive any conflict associated with, any such representation in any such matter. Buyer acknowledges and agrees that the Retained Firm has acted as counsel for Sellers (and its Affiliates), the Company and the Company Subsidiaries in connection with this Agreement. Buyer agrees that the fact that the Retained Firm has represented Sellers, the Company and the Company Subsidiaries prior to the Closing shall not prevent the Retained Firm from representing Sellers (or any of its Affiliates, including the equityholders of Sellers) in connection with any matters involving this Agreement, including any disputes between any of the parties hereto that may arise after the Closing. Buyer hereby waives any actual or potential conflict of interest relating to the Retained Firm’s representation of Sellers in the transactions contemplated by this Agreement. Buyer shall not, and shall cause the Company and the Company Subsidiaries not to, seek to have Retained Firm disqualified from any such representation based on the prior representation of the Company and the Company Subsidiaries by Retained Firm. Buyer acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that Buyer has consulted with counsel or has been advised it should do so in connection herewith. The covenants, consent and waiver contained in this Section 10.18(a) shall not be deemed exclusive of any other rights to which Retained Firm is entitled whether pursuant to Law, Contract or otherwise.

(b)       Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company and the Company Subsidiaries) and its and their respective Representatives and their respective successors and assigns, hereby irrevocably acknowledges and agrees that all attorney-client communications between, on the one hand, Sellers, the Company or any Company Subsidiary (and their respective Representatives) and, on the other hand, their counsel (including the Retained Firm), that specifically relate to the negotiation, preparation, execution and delivery of this Agreement or any Schedule, Exhibit, agreement, instrument, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions completed hereby or thereby, shall be deemed privileged communications that belong solely to Sellers and as to which such privilege may be waived only by Sellers, and neither Buyer nor any Person purporting to act on behalf of or through Buyer will (i) have access to any such privileged communications or to the files of the Retained Firm, whether or not the Closing shall have occurred, or (ii) seek to obtain any such privileged communications by any process. Without limiting the generality of the foregoing, upon and after the Closing, (A) Sellers and their Affiliates shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Company and the Company Subsidiaries shall be a holder thereof, (B) to the extent that files of the Retained Firm in respect of such engagement constitute property of the client, only Sellers and their Affiliates (and not the Company or any of the Company Subsidiaries) shall hold such property rights, and (C) the Retained Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Company or any of the Company Subsidiaries by reason of any attorney-client relationship between the Retained Firm and the Company or any of the Company Subsidiaries.

(c)        This Section 10.18 is intended to benefit, and shall be enforceable by, Sellers and Retained Firm and such persons are intended third-party beneficiaries of this Section 10.18.

10.19    Disclosure Letter. Notwithstanding anything to the contrary contained in the Disclosure Letter (or the Schedules or Annexes thereto) or in this Agreement, (a) the information and disclosures contained in any section of the Disclosure Letter shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Letter as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of the Disclosure Letter in such Section of this Agreement, (b) the disclosure of any matter in the Disclosure Letter shall not be construed as indicating that such matter is necessarily required to be disclosed in order for any representation or warranty to be true and correct (such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature), (c) the inclusion of any item in the Disclosure Letter shall be deemed neither an admission that such item is material to the business, financial condition or results of operations of the Company or any of the Company Subsidiaries nor an admission of any obligation or liability to any third party, (d) matters reflected in the Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected therein and any additional matters are set forth therein for informational purposes and do not necessarily include other matters of a similar nature, and (e) headings are inserted in the Disclosure Letter for convenience of reference only and shall not have the effect of amending or changing the express description of the sections as set forth in this Agreement.

10.20    Jointly Drafted. This Agreement is the product of negotiations among the parties hereto, each of which is represented by legal counsel, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by each party hereto. The parties hereto acknowledge and agree that prior drafts of this Agreement and the other agreements and documents contemplated hereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the parties hereto with respect hereto and that such drafts will be deemed to be the joint work product of the parties hereto.

10.21     Further Assurances. Subject to the terms of this Agreement, Sellers shall, and shall cause the Company and the Company Subsidiaries to, and Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including to cause all conditions to Closing set forth in Article VII to be satisfied (and not waived) as promptly as practicable and, in any event, on or before the Outside Date).

10.22     Time of the Essence. Time is of the essence with respect to the transactions contemplated by this Agreement and the other documents and agreements to be delivered at Closing.

10.23    Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether in Law or in equity, whether in Contract or in tort or otherwise), involving the Debt Financing Sources, arising out of or relating to this Agreement, the Debt Financing, any Debt Commitment Letter, the definitive agreements entered into in connection with the Debt Financing (the “Debt Financing Agreements”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in the Debt Commitment Letter, including with respect to (i) the interpretation of the definition of Material Adverse Effect (and whether or not a Material Adverse Effect has occurred), (ii) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term is defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Buyer or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Section 8.1(c)(ii) or decline to consummate the Closing as a result thereof pursuant to Section 7.2(a) and (iii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any other jurisdiction, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Debt Financing Sources will have any liability to any of the Sellers Representatives, the Company, the Company Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Sellers Representatives, the Company, the Company Subsidiaries or any of their respective Affiliates shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (i) that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions in this Section 10.23 (or the definitions of any terms used in this Section 10.23) and (ii) to the extent any amendments to any provision of this Section 10.23 (or, solely as they relate to such Section, the definitions of any terms used in this Section 10.23) are materially adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent of the Debt Financing Sources that have a consent right over such amendments pursuant to the Debt Commitment Letter. Notwithstanding anything contained herein to the contrary, nothing in this Section 10.23 shall in any way affect any party hereto’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Debt Financing Source is a party, including the Debt Commitment Letter.

10.24      Limited Guarantee.

(a)         Buyer Parent hereby absolutely, unconditionally and irrevocably guarantees (the “Limited Guarantee”), as primary obligor and not merely as surety, all of Buyer’s monetary obligations arising out of or under this Agreement, including (i) to pay all amounts required to be paid by Buyer at or prior to the Closing pursuant to Article I and Article II and all fees and expenses of Buyer related to the transactions contemplated by this Agreement and (ii) with respect to the Post-Termination Payment Obligations (if and to the extent payable) under this Agreement (the “Guaranteed Obligations”). In furtherance of the foregoing, Buyer Parent hereby absolutely, unconditionally and irrevocably guarantees payment of the Termination Fee and Enforcement Costs when due and payable to Sellers in accordance with Section 8.3. The Limited Guarantee is valid and in full force and effect and constitutes the valid and binding obligations of Buyer Parent enforceable in accordance with its terms. The Limited Guarantee is an irrevocable guarantee of payment (and not just of collection) and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement or any assumption without the consent of Sellers of any Guaranteed Obligation by any other Person. The liabilities and obligations of Buyer Parent hereunder shall not be affected by or contingent upon (i) the liquidation or dissolution of, or the merger or consolidation of Buyer with or into any Person or any sale or transfer by Buyer of all or any part of its property or assets, (ii) the bankruptcy, receivership, insolvency, reorganization or similar Actions involving or affecting Buyer, (iii) any modification, alteration, amendment or addition of or to this Agreement (except to the extent such modification, alteration, amendment or addition affects Buyer’s liabilities and obligations hereunder and then only to such extent) or (iv) any disability or any other defense of Buyer or any Person (with or without notice) which might otherwise constitute a legal or equitable discharge of a surety or guarantor or otherwise. In connection with the foregoing, Buyer Parent hereby irrevocably waives all defenses and discharges it may have or otherwise be entitled to as a guarantor or surety and further irrevocably waives presentment for payment or performance, notice of nonpayment or nonperformance, demand, diligence or protest. Sellers entered into this Agreement in reliance on Section 10.24. Buyer and Buyer Parent expressly acknowledge and agree that the agreements contained in this Section 10.24 are an integral part of the transactions contemplated hereby and that, without the agreements set forth in this Section 10.24, neither Seller would enter into this Agreement. Buyer Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated hereby and that the waivers and agreements by Buyer Parent set forth in this Section 10.24 are knowingly made in contemplation of such benefits.

(b)        Notwithstanding anything to the contrary herein, in the event of an Action by any party hereto entitled to enforce the provisions of this Section 10.24, except to the extent expressly waived pursuant to this Section 10.24, Buyer Parent shall have available to it all defenses that Buyer would have under and in respect of this Agreement (other than any defenses arising from bankruptcy, receivership, insolvency, reorganization to similar Action involving or affecting Buyer).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned parties hereto have caused this Equity Purchase Agreement to be executed as of the date first written above.

OHIO RIVER PARTNERS HOLDCO LLC

By:	/s/ Robert Wholey
	Name:	Robert Wholey
	Title:	President

OHIO RIVER PARTNERS FINANCE LLC

By:	/s/ Robert Wholey
	Name:	Robert Wholey
	Title:	President

MARA USA CORPORATION

By:	/s/ Salman Khan
	Name:	Salman Khan
	Title:	Chief Financial Officer

MARA HOLDINGS, INC., solely for the purposes specified herein

By:	/s/ Salman Khan
	Name:	Salman Khan
	Title:	Chief Financial Officer

FTAI INFRASTRUCTURE INC., solely for the purposes specified herein

By:	/s/ Kenneth Nicholson
	Name:	Kenneth Nicholson
	Title:	Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

EXHIBIT A

Form of EPA Release

See attached.

EXHIBIT B

Railroad Agreements Term Sheet

See attached.

EXHIBIT C

Applicable Accounting Principles and Working Capital Schedule

See attached.

EXHIBIT D

Working Capital Example Calculation

See attached.